                                     [LOGO]

            , 2001

Dear Stockholder:

    I am pleased to report that the previously announced spinoff of Bristol-Myers Squibb's orthopaedics business is expected to become effective on August 6, 2001. Zimmer Holdings, Inc., a recently formed Delaware corporation that will own the orthopaedics business, will commence operation on that day as an independent public company. Zimmer has been authorized to list its shares of common stock on the New York Stock Exchange under the symbol "ZMH."

    Holders of record of Bristol-Myers Squibb common stock as of the close of business on July 27, 2001, which will be the record date, will receive one share of Zimmer common stock for every ten shares of Bristol-Myers Squibb common stock held. No action is required on your part to receive your Zimmer shares. You will not be required either to pay anything for the new shares or to surrender any shares of Bristol-Myers Squibb common stock.

    No fractional shares of Zimmer common stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which will generally be taxable to you. Bristol-Myers Squibb will receive a ruling from the Internal Revenue Service to the effect that, for U.S. Federal income tax purposes, the distribution of Zimmer common stock is tax-free to Bristol-Myers Squibb and to you to the extent that you receive Zimmer common stock. In due course, you will be provided with information to enable you to compute your tax bases in both Bristol-Myers Squibb and Zimmer common stock and other information you will need to report the receipt of the Zimmer common stock on your U.S. Federal income tax return as a tax-free transaction.

    The enclosed information statement describes the distribution of shares of Zimmer common stock and contains important information about Zimmer, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Bristol-Myers Squibb's transfer agent, Mellon Investor Services, P.O. Box 3315, South Hackensack, New Jersey, 07606, telephone 1-888-552-8493 (Domestic) or (201) 329-8660
(International), TDD or TTY: 1-800-231-5469 (Domestic) or (201) 329-8354
(International), or send an e-mail to Mellon Investor Services at shareholderrelations@chasemellon.com.

                                          Sincerely,
                                          Peter R. Dolan
                                          CHIEF EXECUTIVE OFFICER

                       [ZIMMER HOLDINGS, INC. LETTERHEAD]

                                                                          , 2001

Dear Zimmer Holdings, Inc. Stockholder,

    It is my pleasure to welcome you as a stockholder of Zimmer Holdings, Inc., which will be publicly traded for the first time on or about August 7, 2001. Zimmer is a global leader in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products. Since 1927, when our predecessor, Zimmer, Inc., was founded, we have been a leader in the orthopaedics industry. I invite you to learn more about Zimmer and our opportunities as an independent public company in the attached information statement.

    We believe that as an independent public company Zimmer will be positioned to continue to increase market shares, target strategically important geographic regions and selectively expand our offerings to cover high-growth categories in our industry on which we currently do not focus. We believe that we will be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility. Ultimately, we anticipate that our transition to an independent company will lead to innovative and improved treatment options for patients.

    Our experienced management team is eager to distinguish Zimmer through continued strong leadership and financial performance. We are pleased that you, as a stockholder of Zimmer, will participate in our mission and will share in this exciting opportunity.

                                          Sincerely,
                                          J. Raymond Elliott
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                          ZIMMER HOLDINGS, INC.

           PRELIMINARY AND SUBJECT TO COMPLETION, DATED JULY 6, 2001

                               INFORMATION STATEMENT

                           ZIMMER HOLDINGS, INC. LOGO

                             ZIMMER HOLDINGS, INC.
        Distribution of Approximately 193,831,693 Shares of Common Stock

    This information statement is being furnished in connection with the distribution of all the outstanding shares of Zimmer Holdings, Inc. common stock by Bristol-Myers Squibb Company to holders of its common stock. Bristol-Myers Squibb has transferred or will transfer to us its orthopaedics business described in this information statement.

    Shares of our common stock will be distributed to holders of Bristol-Myers Squibb common stock of record as of the close of business on July 27, 2001, which will be the record date. These stockholders will receive one share of our common stock for every ten shares of Bristol-Myers Squibb common stock held on the record date. The distribution will be effective at 11:59 p.m. on August 6, 2001. Stockholders will receive cash in lieu of fractional shares, which generally will be taxable.

    NO STOCKHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. Bristol-Myers Squibb stockholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or to exchange shares of Bristol-Myers Squibb common stock in order to receive our common stock or to take any other action in connection with the distribution. Each share of our common stock distributed will be accompanied by one preferred stock purchase right. There is no current trading market for our common stock. We have been authorized to list our common stock on the New York Stock Exchange under the symbol "ZMH."

    IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 14.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                            ------------------------

    Stockholders of Bristol-Myers Squibb with inquiries related to the distribution should contact Bristol-Myers Squibb's transfer agent, Mellon Investor Services, P.O. Box 3315, South Hackensack, New Jersey, 07606, telephone 1-888-552-8493 (Domestic) or (201) 329-8660 (International), TDD or TTY:
1-800-231-5469 (Domestic) or (201) 329-8354 (International), or send an e-mail to Mellon Investor Services at shareholderrelations@chasemellon.com.

         The date of this information statement is             , 2001.

                             INFORMATION STATEMENT
                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................       1
The Distribution............................................       7
Risk Factors................................................      14
Forward Looking Statements..................................      28
Dividend Policy.............................................      28
Capitalization..............................................      29
Selected Financial Information..............................      30
Unaudited Pro Forma Combined Financial Statements...........      31
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      37
Business....................................................      56
Arrangements Between Bristol-Myers Squibb and Zimmer........      82
Management..................................................      87
Ownership of Our Stock......................................     103
Description of Capital Stock................................     105
Certain Relationships and Related Transactions..............     112
Shares Eligible for Future Sale.............................     113
Indemnification of Directors and Officers...................     114
Available Information.......................................     115
Index to Combined Financial Statements......................     F-1
Index to Unaudited Interim Combined Financial Statements....    F-16

                                    SUMMARY

    The following is a summary of some of the information contained in this information statement. In addition to this summary, we urge you to read the entire information statement carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our financial statements.

    We describe in this information statement the orthopaedics business to be contributed to us by Bristol-Myers Squibb Company prior to the distribution, described under "--The Distribution," as if it was our business for all historical periods described. Following the distribution, we will be an independent public company and Bristol-Myers Squibb will have no continuing stock ownership in us. Accordingly, our historical financial results as part of Bristol-Myers Squibb contained herein may not reflect our financial results in the future as an independent company or what our financial results would have been had we been a stand-alone company during the periods presented.

                                  OUR COMPANY

    We are a global leader in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products. Orthopaedic reconstructive implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Fracture management products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body's natural healing process. We also manufacture and market other products relating to orthopaedic and general surgery.

    Since 1927, when our predecessor, Zimmer, Inc., was founded, we have been a leader in the orthopaedics industry. With a reputation for product quality and service built over almost 75 years, we believe that our Circle Blue Z logo is one of our industry's most trusted and recognized brands and we believe that we have one of the most informed and effective salesforces in our industry worldwide. We also enjoy long-standing relationships with many leading orthopaedic surgeons around the world. We have capitalized on our strong brand name and our other competitive strengths to establish a leadership position in global reconstructive implant sales. Based on independent industry sources, our NexGen-Registered Trademark-, VerSys-Registered Trademark- and Trilogy-Registered Trademark- brand families are among the leading knee, hip stem and acetabular cup brands in the world based on 2000 sales revenue. We also continue to build a strong presence in the fracture management category with the growth of sales of products such as our M/DN-Registered Trademark- nail and the Zimmer ECT-Registered Trademark- internal fracture fixation system.

    We believe we are one of the largest, fastest growing and most profitable of the major companies focused on orthopaedic reconstructive implants. In 2000, we had net sales of $1,041 million and net earnings of $176 million. Since 1998, we have experienced a compound annual sales growth rate of approximately 10 percent. Increased global demand for our reconstructive implants and fracture management products has driven most of this growth.

    We have operations in approximately 20 countries and market our products in approximately 70 countries. The Americas is our largest region, accounting for approximately 63 percent of 2000 sales, with the United States accounting for approximately 95 percent of sales in this region. The Asia Pacific region, our next largest region, accounted for approximately 25 percent of our 2000 sales, with Japan accounting for approximately 78 percent of sales in this region. Europe, our third largest region, accounted for approximately 12 percent of 2000 sales with the United Kingdom, Germany, Spain, France and Italy accounting for approximately 75 percent of sales in this region.

    Our strategic objective is to become the leader in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products. Our goals are to:

    - increase market share in our product categories by offering innovative new products and striving to provide comprehensive solutions in these product categories;

    - target strategically important geographic regions and develop products that correspond to the surgical philosophies common to those regions;

    - expand our product and service offerings to cover high-growth categories in our industry on which we do not currently focus; and

    - continue our efforts to offer alternative therapies for patients with arthritis, including co- marketing drug therapies and developing and marketing biological therapies and minimally invasive surgical procedures.

    As key elements in the execution of our strategy, we intend to continue to strive for:

    - rapid commercialization of new products;

    - innovation within our strategically chosen product and service categories;

    - acquisitions of complementary businesses and technologies to expand our product and service offerings and leverage our brand name and salesforce; and

    - flawless, metric-based execution of our operations and continued improvement of productivity.

                                THE DISTRIBUTION

    Please see "The Distribution" for a more detailed description of the matters described below.

DISTRIBUTING COMPANY..........  Bristol-Myers Squibb Company, which, through its divisions and subsidiaries, is a major producer and distributor of
                                pharmaceuticals, consumer medicines, nutritionals, medical devices and beauty care products.

DISTRIBUTED COMPANY...........  Zimmer Holdings, Inc., which will own the orthopaedics business formerly conducted by Bristol-Myers Squibb as part of its medical devices business and described in this
                                information statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of
                                Operations" and "Business" for a description of this
                                business.

DISTRIBUTION RATIO............  Each holder of Bristol-Myers Squibb common stock will receive a dividend of one share of our common stock, and the associated preferred stock purchase right, for every ten
                                shares of Bristol-Myers Squibb common stock held on the
                                record date.

SECURITIES TO BE
DISTRIBUTED...................  Based on shares of Bristol-Myers Squibb common stock outstanding on June 25, 2001, excluding treasury stock and assuming no exercise of outstanding options, approximately
                                193,831,693 shares of our common stock together with the
                                associated preferred stock purchase rights will be
                                distributed. The shares of our common stock to be
                                distributed will constitute all of the outstanding shares of our common stock immediately after the distribution.
                                Bristol-Myers Squibb stockholders will not be required to
                                pay for the shares of our common stock to be received by
                                them in the distribution or to surrender or exchange shares of Bristol-Myers Squibb common stock in order to receive our common stock or to take any other action in connection with the distribution.

FRACTIONAL SHARES.............  Fractional shares of our common stock will not be distributed. Fractional shares to which Bristol-Myers Squibb stockholders of record are entitled will be aggregated and sold in the public market by the distribution agent. The
                                aggregate net cash proceeds of these sales will be
                                distributed ratably to those stockholders who would
                                otherwise have received fractional shares of our common
                                stock. These sale proceeds generally will be taxable to
                                those stockholders.

DISTRIBUTION AGENT, TRANSFER
AGENT AND REGISTRAR FOR THE
SHARES........................  Mellon Investor Services LLC will be the distribution agent, transfer agent and registrar for the shares of our common
                                stock.

RECORD DATE...................  The record date is the close of business on July 27, 2001.

DISTRIBUTION DATE.............  11:59 p.m. on August 6, 2001.

FEDERAL INCOME TAX
CONSEQUENCES OF THE
DISTRIBUTION..................  Bristol-Myers Squibb will receive a ruling from the Internal

                                Revenue Service to the effect that the transfer to us of its orthopaedics business and the distribution will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986.

STOCK EXCHANGE LISTING........  There is not currently a public market for our common stock.
                                We have been authorized to list our common stock on the New
                                York Stock Exchange under the symbol "ZMH." We anticipate
                                that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a
                                transaction made conditionally because the security has been authorized but not yet issued. On the first trading day
                                following the distribution date, when-issued trading in
                                respect of our common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a
                                security has been issued and typically involves a
                                transaction that settles on the third full business day
                                following the date of the transaction. We cannot predict the trading prices for our common stock before or after the
                                distribution date; however, we believe the presence of a
                                when-issued trading market prior to the distribution may
                                have a stabilizing effect on the price of our common stock following the distribution.

ASSUMPTION OF BRISTOL-MYERS
SQUIBB CREDIT FACILITY........  In connection with our separation from Bristol-Myers Squibb, we expect to assume or incur approximately $500 million in debt under a senior unsecured credit facility that
                                Bristol-Myers Squibb will enter into prior to the
                                distribution date. Of this amount, we expect that
                                Bristol-Myers Squibb will incur approximately $380 million under this credit facility that we will assume on the
                                distribution date. In addition, we expect to borrow under
                                the credit facility an additional amount of approximately
                                $120 million on the distribution date of which approximately
                                $70 million will be used to fund costs and expenses expected to be incurred in connection with the separation and
                                approximately $50 million will be retained as working
                                capital. The debt we will assume from Bristol-Myers Squibb represents the portion of Bristol-Myers Squibb's liabilities that we and Bristol-Myers Squibb determined would result,
                                together with the planned additional borrowings under the
                                credit facility, in the most appropriate capital structure for us as a stand-alone entity. Please see "Management's
                                Discussion and Analysis of Financial Condition and Results
                                of Operations" for a more detailed discussion of the senior unsecured credit facility and our liquidity needs following the separation.

RELATIONSHIP BETWEEN BRISTOL-
MYERS SQUIBB AND US AFTER THE
DISTRIBUTION..................  Following the distribution, we will be an independent public company and Bristol-Myers Squibb will have no continuing
                                stock ownership interest in us. Prior to the distribution, we and Bristol-Myers Squibb will enter into a Contribution and Distribution Agreement and several ancillary agreements for the purpose of accomplishing the contribution of
                                Bristol-Myers Squibb's orthopaedics business to us and the distribution of our common stock to Bristol-Myers Squibb's stockholders. These agreements also will govern our
                                relationship with Bristol-Myers Squibb subsequent to the
                                distribution and provide for the allocation of employee
                                benefits, tax and some other liabilities and obligations
                                attributable to periods prior to and, in some cases, after the distribution. These agreements also include arrangements with respect to interim services. The Contribution and
                                Distribution Agreement includes an agreement that we
                                generally will indemnify Bristol-Myers Squibb against
                                liabilities arising out of its orthopaedics business being transferred to us and that Bristol-Myers Squibb generally
                                will indemnify us against liabilities arising out of
                                Bristol-Myers Squibb's retained businesses. Please see
                                "Arrangements Between Bristol-Myers Squibb and Zimmer" for a
                                more detailed description of these agreements.

POST-DISTRIBUTION
DIVIDEND POLICY...............  We do not anticipate paying any dividends on our common stock in the foreseeable future. The payment and amount of dividends by us after the distribution, however, will be
                                subject to the discretion of our board of directors.

ANTI-TAKEOVER EFFECTS.........  Our obligation to indemnify Bristol-Myers Squibb, under the tax sharing agreement we will enter into in connection with the separation, for the tax resulting from any acquisition or issuance of our stock that triggers the application of
                                Section 355(e) of the Internal Revenue Code could
                                discourage, delay or prevent a change of control. Some
                                provisions of our certificate of incorporation and by-laws and provisions of Delaware law as each will be in effect
                                following the distribution may have the effect of making
                                more difficult an acquisition of control of us in a
                                transaction not approved by our board of directors. Our
                                rights agreement also will make more difficult an
                                acquisition of control of us in a transaction not approved by our board of directors.

RISK FACTORS..................  Stockholders should carefully consider the matters discussed under "Risk Factors."

OUR PRINCIPAL EXECUTIVE
OFFICES.......................  345 East Main Street,
                                Warsaw, IN 46580
                                (219) 267-6131

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

    The following table sets forth our summary historical and pro forma financial information derived from our combined financial statements for the years ended and as of December 31, 2000, 1999 and 1998, our unaudited interim combined financial statements for the three months ended March 31, 2001 and 2000 and as of March 31, 2001 and our unaudited pro forma combined financial statements for the three months ended and as of March 31, 2001 and for the year ended December 31, 2000. The summary financial information may not be indicative of our future performance as an independent company. It should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma combined financial statements and corresponding notes, the combined financial statements and corresponding notes and the unaudited interim combined financial statements and corresponding notes included elsewhere in this information statement.

    The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to the unaudited pro forma combined financial statements included elsewhere in this information statement for a discussion of how these adjustments are presented in the pro forma combined financial statements.

                                                  FOR THE THREE MONTHS
                                                    ENDED MARCH 31,               FOR THE YEARS ENDED DECEMBER 31,
                                             ------------------------------   -----------------------------------------
                                               PRO                              PRO
                                              FORMA                            FORMA
                                               2001       2001       2000       2000       2000       1999       1998
                                             --------   --------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Combined Statement of Earnings Data:
  Net sales................................   $ 286       $286       $254      $1,041     $1,041      $939       $861

  Expenses
    Cost of products sold..................      82         82         70         291        291       269        265
    Selling................................      60         60         52         207        207       182        165
    Marketing, promotion and
      distribution.........................      44         44         42         153        153       143        115
    Research and development...............      18         18         12          52         52        45         36
    General and administrative.............      25         25         19          70         70        69         69
    Interest expense.......................       7         --         --          29         --        --         --
                                              -----       ----       ----      ------     ------      ----       ----
                                                236        229        195         802        773       708        650
                                              -----       ----       ----      ------     ------      ----       ----
  Earnings before income taxes.............      50         57         59         239        268       231        211
    Provision for income taxes.............      19         21         20          82         92        81         66
                                              -----       ----       ----      ------     ------      ----       ----
  Net earnings.............................   $  31       $ 36       $ 39      $  157       $176      $150       $145
                                              =====       ====       ====      ======     ======      ====       ====
  Earnings Per Common Share:
    Basic..................................   $0.16        n/a        n/a      $ 0.81        n/a       n/a        n/a
    Diluted................................    0.16        n/a        n/a        0.81        n/a       n/a        n/a
  Average Common Shares Outstanding
    (in millions):
    Basic..................................     194        n/a        n/a         194        n/a       n/a        n/a
    Diluted................................     195        n/a        n/a         195        n/a       n/a        n/a
  Combined Balance Sheet Data:
    Total assets...........................   $ 669       $619        n/a         n/a       $597      $606       $579
    Due to Bristol-Myers Squibb............      --        190        n/a         n/a        144        41         50
    Long-term debt.........................     500         --        n/a         n/a         --        --         --

------------------------

                                THE DISTRIBUTION

GENERAL

    The board of directors of Bristol-Myers Squibb intends to approve the distribution of all of the outstanding shares of our common stock to the holders of Bristol-Myers Squibb common stock. In the distribution, each holder of Bristol-Myers Squibb common stock will receive as a dividend one share of our common stock and an associated preferred stock purchase right for every ten shares of Bristol-Myers Squibb common stock held on July 27, 2001, which will be the record date. Please see "Description of Capital Stock--Rights Agreement" for a description of our preferred stock purchase rights.

MANNER OF EFFECTING THE DISTRIBUTION

    The general terms and conditions relating to the distribution will be set forth in the Contribution and Distribution Agreement between us and Bristol-Myers Squibb. Under the Contribution and Distribution Agreement, the distribution will be effective at 11:59 p.m. on the distribution date, August 6, 2001. For most Bristol-Myers Squibb stockholders who own Bristol-Myers Squibb common stock in registered form on the record date, our transfer agent will credit their shares of Zimmer common stock to book entry accounts established to hold their Zimmer common stock. Our distribution agent will send these stockholders a statement reflecting their Zimmer common stock ownership. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Bristol-Myers Squibb common stock through a broker or other nominee, their shares of Zimmer common stock will be credited to these stockholders' accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. A delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects. The existence of the rights may deter a potential acquiror from making a takeover proposal or a tender offer. For a more detailed discussion of these rights, please see "Description of Capital Stock--Rights Agreement." Following the distribution, stockholders whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time as well as delivery of physical stock certificates for their shares, in each case without charge.

    BRISTOL-MYERS SQUIBB STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION OR TO SURRENDER OR EXCHANGE SHARES OF BRISTOL-MYERS SQUIBB COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF BRISTOL-MYERS SQUIBB STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND BRISTOL-MYERS SQUIBB STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

    Fractional shares of our common stock will not be issued to Bristol-Myers Squibb stockholders as part of the distribution nor credited to book entry accounts. Instead, the distribution agent will as soon as practicable on or after the distribution date aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Bristol-Myers Squibb stockholders who would otherwise be entitled to receive fractional shares. The amount of this payment will depend on the prices at which the aggregated fractional shares of our common stock are sold by the distribution agent in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us. The receipt of cash in lieu of fractional shares of our common stock will generally be taxable to the recipient stockholder. For an explanation of the Federal income tax consequences of the distribution, please see "--U.S. Federal Income Tax Consequences of the Distribution."

    In addition, at the time of the distribution, each outstanding option to purchase Bristol-Myers Squibb common stock and each share of outstanding Bristol-Myers Squibb restricted stock held by our employees on the distribution date will be converted into a similar option for our common stock or share of our restricted stock, except in certain foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to convert.

    In order to be entitled to receive shares of our common stock in the distribution, Bristol-Myers Squibb stockholders must be stockholders at the close of business on the record date, July 27, 2001.

    The chart set forth below illustrates the distribution ratio by showing the number of our shares and/or the amount of cash that a Bristol-Myers Squibb stockholder would receive pursuant to the distribution for varying amounts of Bristol-Myers Squibb shares held as of the record date for the distribution using the distribution ratio of one share of our common stock for every ten shares of Bristol-Myers Squibb common stock held.

SHARES OF BRISTOL-     5 shares           10 shares          15 shares          40 shares
MYERS SQUIBB COMMON
STOCK

SHARES OF OUR COMMON   0 shares of our    1 share of our     1 share of our     4 shares of our
STOCK TO BE RECEIVED   common stock and   common stock and   common stock and   common stock and
UPON DISTRIBUTION      cash for 0.5       no cash            cash for 0.5       no cash
                       fractional share                      fractional share

    Because the distribution will be effected in the manner described above, many of our stockholders may hold odd lots or blocks of less than 100 of our shares. An investor selling an odd lot may be required to pay a higher commission rate than an investor selling round lots or blocks of 100 shares.

REASONS FOR THE DISTRIBUTION

    Bristol-Myers Squibb's board of directors has determined that the separation of our business from Bristol-Myers Squibb's other businesses is in the best interests of Bristol-Myers Squibb and its stockholders. Both we and Bristol-Myers Squibb believe that our separation from Bristol-Myers Squibb will provide both companies with the opportunity to expand their business prospects and improve their operations. In deciding how to achieve Bristol-Myers Squibb's business purpose of separating our business from Bristol-Myers Squibb's other businesses, Bristol-Myers Squibb determined that a nontaxable spin-off of our business was the transaction that provided the greatest value to its stockholders. In making these determinations, Bristol-Myers Squibb considered the potential negative effect of restrictions on large transactions in our common stock due to tax considerations caused by the distribution. These tax considerations are more fully discussed under "--U.S. Federal Income Tax Consequences of the Distribution."

    The key benefits of the separation include:

    GREATER STRATEGIC FOCUS FOR MANAGEMENT'S EFFORTS AND FINANCIAL RESOURCES

    Both Bristol-Myers Squibb and Zimmer expect to have a sharper focus on their respective businesses and strategic opportunities as a result of their board of directors and management team focusing only on their businesses. Both companies will also have greater ability to modify their business processes to better fit the needs of their customers, businesses and employees. For example, the separation will allow us to focus greater management attention and resources on opportunities for our business in the market for orthopaedic products and to focus on more actively managing our cost structure. Bristol-Myers Squibb will similarly benefit by being able to focus on its retained businesses and their growth opportunities.

    DIFFERENT BUSINESSES. Bristol-Myers Squibb, through its divisions and subsidiaries, currently operates four major businesses: medicines, beauty care, nutritionals and medical devices. Bristol-Myers Squibb's medicines business produces and sells pharmaceutical prescription and consumer medicines, such as cardiovascular, anti-cancer, anti-infective and central nervous drugs, other pharmaceutical products, analgesics, skin care products and cough and cold remedies. Bristol-Myers Squibb's beauty care business produces and sells haircoloring and hair care preparations, among other beauty care products. Bristol-Myers Squibb's nutritionals business produces and sells infant formula and other nutritional products. Bristol-Myers Squibb's medical devices business, which includes Zimmer, produces and sells orthopaedic products and ostomy and wound care products.

    Our business has exhibited different growth characteristics, customers, distribution channels and technological evolution than Bristol-Myers Squibb's other businesses. Because Bristol-Myers Squibb's management expects these differences to continue in the future, it believes that our business and Bristol-Myers Squibb's other businesses will require inherently different strategies in order to maximize their long-term value. Consequently, it has determined that Bristol-Myers Squibb's current structure, which involves the overall management and control of each of these businesses under a single corporate entity, is not the most effective structure to design and implement the distinct strategies necessary to operate our business and Bristol-Myers Squibb's other businesses successfully in a manner that maximizes their long-term value.

    GROWTH RATES. The orthopaedics industry has grown, and is projected to continue to grow, at different rates than the areas of the pharmaceutical industry in which Bristol-Myers Squibb primarily competes. Bristol-Myers Squibb and we believe that our separation from Bristol-Myers Squibb will allow both companies to focus their management and research and development investments on higher growth areas in their respective markets, without distraction from investment opportunities in other industries, while better managing their cost structure.

    CUSTOMERS AND DISTRIBUTION CHANNELS. Our customers generally include hospitals, orthopaedic surgeons and healthcare buying groups. Because these customers rely on our highly trained sales personnel who have detailed knowledge of and experience in the orthopaedics industry, we maintain a distribution network, including dedicated distributors and dealers, separate and independent from Bristol-Myers Squibb's other businesses. Similarly, the customers of Bristol-Myers Squibb's other businesses rely on the expertise of sales personnel with specific knowledge of Bristol-Myers Squibb's medicines, beauty care, nutritionals and ostomy and wound care products. As a result, Bristol-Myers Squibb and we believe that our separation from Bristol-Myers Squibb will allow both companies to focus greater attention and financial resources on developing new sales techniques specifically tailored to our respective businesses, without distraction from the customer and distribution demands of other industries.

    TECHNOLOGY. The technology we use is different from the technology used by the other Bristol-Myers Squibb businesses and technological evolution in our markets is of a different type. Key technology developments for us will include, for example, development of new materials, product designs and surgical techniques specifically tailored to orthopaedic surgical procedures. Our research and development spending will be focused on these development areas in higher growth categories of our industry. The focus of technological change in Bristol-Myers Squibb's medicines business, for example, is on developing new medicines. As a result, we believe that our separation from Bristol-Myers Squibb will allow both companies to focus greater attention and financial resources on the technologies most important to the long-term growth of their respective businesses, without distraction from research and development needs and technological changes in other industries.

    MORE TARGETED INCENTIVES FOR EMPLOYEES AND GREATER ACCOUNTABILITY

    The distribution will permit Bristol-Myers Squibb and us to implement employee compensation and benefit programs, including stock-based and other incentive programs that reward employees of each company based on the success of the individual company's operations, more appropriate to their respective operations, unique needs and competitive environments. Both companies expect the motivation of their employees and the focus of their management to be strengthened by incentive compensation programs tied to their core businesses' financial results and the market performance of their common stock without regard to the performance of the other's businesses that are largely dependent on different growth and performance profiles, among other differentiating factors. As a result, both companies expect the separation to enhance their ability to attract and retain qualified personnel.

    INCREASED SPEED AND RESPONSIVENESS

    Both Bristol-Myers Squibb and we believe our respective businesses will be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than they could as part of a larger organization. The distribution will provide Bristol-Myers Squibb and us with the opportunity to adopt resource allocation and acquisition criteria policies that best reflect the cash flow, investment requirements, competitive environment, corporate strategy and business objectives of our respective businesses. In particular, the separation will give us the flexibility in resource allocation, including both capital and management time and attention, to pursue potential transactions in the orthopaedics industry, including acquisitions and joint ventures, that we believe are strategically or financially desirable without being required to satisfy the acquisition criteria of Bristol-Myers Squibb's other businesses. In addition, Bristol-Myers Squibb and Zimmer expect the separation to enhance their responsiveness to customers and companies with whom they have strategic relationships, enhance their competitiveness in their respective industries and enhance their success in product initiatives.

    DIRECT ACCESS TO CAPITAL MARKETS

    As a separate company, we will be able to access the capital markets directly to issue debt or equity securities. After the separation, Bristol-Myers Squibb's other businesses and Zimmer will no longer need to compete with each other for limited capital resources. In addition, Bristol-Myers Squibb and we expect our ability to pursue acquisitions and other investment opportunities to be enhanced by providing differentiated access to the capital markets for a transaction. Bristol-Myers Squibb and we believe that the distribution will permit each company to use its stock as a more attractive currency with which to pursue acquisitions because each will be focused solely on its own industry. Bristol-Myers Squibb and we believe that stockholders in potential target companies often prefer to receive stock in a corporation focused solely on the industry in which the target is engaged, as consideration in an acquisition. Bristol-Myers Squibb and we will therefore be able to create more focused acquisition strategies that meet the different needs of the businesses as set forth above.

    ENABLE INVESTORS TO MAKE INVESTMENT DECISIONS BASED ON THE SEPARATE
     OPERATIONS OF THE COMPANIES

    After the separation, investors should be able to evaluate better the financial performances of Bristol-Myers Squibb and Zimmer and their respective strategies within the context of their respective industries, thereby enhancing the likelihood that they will achieve appropriate market valuations. As a result, management of both companies will be able to adjust goals and evaluate strategic opportunities in light of investor expectations within their respective industries, without undue attention to investor expectations in other industries. In addition, each company will be able to focus its public relations efforts on cultivating its own separate identity.

RESULTS OF THE DISTRIBUTION

    After the distribution, we will be an independent public company owning and operating what has previously been Bristol-Myers Squibb's orthopaedics business. Immediately after the distribution, we expect to have approximately 1.1 million holders of shares of our common stock and approximately 193,831,693 shares of our common stock outstanding based on the number of beneficial stockholders and outstanding shares of Bristol-Myers Squibb common stock on June 25, 2001, excluding treasury stock and assuming no exercise of outstanding options. The actual number of shares to be distributed will be determined on the record date.

    For information regarding options to purchase our common stock that will be outstanding after the distribution, please see "Arrangements Between Bristol-Myers Squibb and Zimmer--Employee Benefits Agreement" and "Management." Prior to the distribution, we will enter into several agreements with Bristol-Myers Squibb in connection with, among other things, interim services. For a more detailed description of these agreements, please see "Arrangements Between Bristol-Myers Squibb and Zimmer."

    The distribution will not affect the number of outstanding shares of Bristol-Myers Squibb common stock or any rights of Bristol-Myers Squibb stockholders.

    The chart below sets forth the businesses of Bristol-Myers Squibb before and after the distribution:

                               [GRAPHICS OMITTED]

    Bristol-Myers Squibb has entered into an agreement to divest its beauty care business.

ASSUMPTION OF BRISTOL-MYERS SQUIBB CREDIT FACILITY

    In connection with our separation from Bristol-Myers Squibb, we expect to assume or incur approximately $500 million in debt under a senior unsecured credit facility that Bristol-Myers Squibb will enter into prior to the distribution date. Of this amount, we expect that Bristol-Myers Squibb will incur approximately $380 million under this credit facility that we will assume on the distribution date. In addition, we expect to borrow under the credit facility an additional amount of approximately $120 million on the distribution date of which approximately $70 million will be used to fund costs and expenses expected to be incurred in connection with the separation and approximately
$50 million will be retained as working capital. The debt we will assume from Bristol-Myers Squibb represents the portion of Bristol-Myers Squibb's liabilities that we and Bristol-Myers Squibb determined would result, together with the planned additional borrowings under the credit facility, in the most appropriate capital structure for us as a stand-alone entity. We and Bristol-Myers Squibb determined the amount of debt that we would assume after considering our ability to service the initial level of debt, our ability to finance current and future growth initiatives and the capital structure of comparable companies. Upon the distribution, Bristol-Myers Squibb will be relieved of all obligations under the credit facility and we will become obligated to satisfy all payments and other terms of this credit facility. We expect that the credit facility will contain customary restrictions, covenants and events of default for an unsecured financing. We do not expect compliance with these restrictions and covenants to materially affect our operations. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of the senior unsecured credit facility and our liquidity needs following the separation.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

    Bristol-Myers Squibb has requested a ruling from the Internal Revenue Service or the IRS to the effect that the transfer to us of its orthopaedics business and the distribution will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. The requested ruling would provide that for U.S. Federal income tax purposes:

    - Bristol-Myers Squibb will not recognize any gain or loss upon the transfer or the distribution;

    - no gain or loss will be recognized by or be included in the income of a holder of Bristol-Myers Squibb common stock solely as the result of the receipt of our common stock in the distribution;

    - the basis of the Bristol-Myers Squibb common stock and our common stock in the hands of Bristol-Myers Squibb's stockholders immediately after the distribution will be the same as the basis of the Bristol-Myers Squibb common stock immediately before the distribution, allocated between the common stock of Bristol-Myers Squibb and us in proportion to their relative fair market values on the date of the distribution;

    - the holding period of our common stock received by Bristol-Myers Squibb stockholders will include the holding period of their Bristol-Myers Squibb common stock, provided that such Bristol-Myers Squibb common stock is held as a capital asset on the date of the distribution; and

    - stockholders of Bristol-Myers Squibb who receive cash from the distribution agent in respect of fractional shares will recognize gain or loss on the sale of the fractional share interest equal to the difference between the cash received and the stockholder's basis in such fractional share interest. Such gain or loss will be capital gain or loss to such stockholder provided the fractional share interest is a capital asset in the hands of such stockholder.

    Although the requested ruling relating to the qualification of Bristol-Myers Squibb's transfer to us of its orthopaedics business and distribution as a tax-free transaction would be generally binding on the IRS, the continuing validity of the requested ruling would be subject to factual representations and assumptions. Neither we nor Bristol-Myers Squibb are aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

    If the distribution were not to qualify as a tax-free transaction, Bristol-Myers Squibb would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Bristol-Myers Squibb stockholders over Bristol-Myers Squibb's tax basis in our common stock. In addition, each stockholder who receives our common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received.

    Even if the distribution otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, it may be disqualified as tax-free to Bristol-Myers Squibb under Section 355(e) of the Internal Revenue Code if 50 percent or more of the stock of Bristol-Myers Squibb or us is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose any acquisitions or issuances of our stock or Bristol-Myers Squibb's stock within two years before or after the distribution generally are presumed to be part of such a plan although Bristol-Myers Squibb or we may be able to rebut that presumption. If such an acquisition or issuance of our stock or Bristol-Myers Squibb's stock triggers the application of Section 355(e), Bristol-Myers Squibb would recognize taxable gain as described above but the distribution would generally be tax-free to each Bristol-Myers Squibb stockholder. Under the tax sharing agreement between Bristol-Myers Squibb and us, we would be required to indemnify Bristol-Myers Squibb against that taxable gain if it were triggered by an acquisition or issuance of our stock. Please see "Arrangements Between Bristol-Myers Squibb and Zimmer--Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between Bristol-Myers Squibb and us.

    Current U.S. Treasury regulations require each Bristol-Myers Squibb stockholder who receives shares of our common stock in the distribution to attach to his or her U.S. Federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Internal Revenue Code to the distribution. Within a reasonable period of time after the distribution, Bristol-Myers Squibb will provide its stockholders who receive our common stock pursuant to the distribution with the information necessary to comply with such requirement.

    EACH BRISTOL-MYERS SQUIBB STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISER ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

LISTING AND TRADING OF OUR COMMON STOCK

    There is not currently a public market for our common stock. We have been authorized to list our common stock on the New York Stock Exchange under the symbol "ZMH." We anticipate that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in our common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction.

    We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date. Although the price at which our stock trades may fluctuate significantly until our common stock is fully distributed and an orderly market develops, we believe the presence of a when- issued trading market may have a stabilizing effect on the price of our common stock following the distribution. In addition, the combined trading prices of our common stock and Bristol-Myers Squibb common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of Bristol-Myers Squibb common stock prior to the distribution.

    The shares distributed to Bristol-Myers Squibb stockholders will be freely transferable except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by
Section 4(2) of the Securities Act or Rule 144 thereunder.

REASON FOR FURNISHING THIS INFORMATION STATEMENT

    This information statement is being furnished by Bristol-Myers Squibb solely to provide information to stockholders of Bristol-Myers Squibb who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date and we will not update the information except in the normal course of our respective public disclosure obligations and practices.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL THE OTHER INFORMATION CONTAINED IN THIS INFORMATION STATEMENT IN EVALUATING US AND OUR COMMON STOCK.

RISKS RELATED TO OUR SEPARATION FROM BRISTOL-MYERS SQUIBB

   OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR HISTORICAL RESULTS AS AN INDEPENDENT COMPANY AND, THEREFORE, MAY NOT BE INDICATIVE OF OUR FUTURE RESULTS.

    The historical combined financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or what our results of operations, financial position and cash flows will be in the future. Therefore, our historical combined financial statements may not be indicative of our future performance as an independent company. This is primarily a result of the two factors described below:

    - First, our historical combined financial statements reflect allocations for services provided to us by Bristol-Myers Squibb. These allocations may be different from the costs we will incur for these services as an independent company.

    - Second, the information does not reflect some fundamental changes that we expect to occur in the future as a result of our separation from Bristol-Myers Squibb, including changes in our capital structure.

    In addition, we have not made adjustments to our historical financial information to reflect changes that will occur in our cost structure, financing and operations as a result of our separation from Bristol-Myers Squibb. These changes include potentially increased costs associated with reduced economies of scale. Neither our historical financial information nor our unaudited pro forma combined financial statements reflect any increased costs associated with being a publicly traded, independent company. For additional information about our past financial performance and the basis of presentation of our historical combined financial statements and our unaudited pro forma combined financial statements, please see "Selected Financial Information," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and the accompanying notes included elsewhere in this information statement.

    We also will be responsible for our own financing and in the future we may need to incur debt or issue equity in order to fund our working capital, capital expenditure and research and development requirements, as well as to make acquisitions and other investments. We cannot assure you that debt or equity financing will be available to us on acceptable terms or at all in the future. For a more detailed discussion of the limitations on our ability to finance future capital requirements, please see "--Risks Related to Our Business--We may not have financing for future capital requirements, which may prevent us from addressing gaps in our product offerings, improving our technology or increasing our manufacturing capacity."

   WE HAVE NO RECENT HISTORY OPERATING AS AN INDEPENDENT COMPANY AND WE MAY BE UNABLE TO MAKE THE CHANGES NECESSARY TO OPERATE AS AN INDEPENDENT COMPANY, OR WE MAY INCUR GREATER COSTS AS AN INDEPENDENT COMPANY THAT MAY CAUSE OUR PROFITABILITY TO DECLINE.

    Prior to the separation, our business was operated by Bristol-Myers Squibb as a division of its broader corporate organization rather than as a stand-alone company. Bristol-Myers Squibb performed various corporate functions for us, including the following:

    - insurance administration;

    - treasury administration;

    - payroll administration;

    - employee compensation and benefits administration;

    - travel and meeting planning services;

    - public and investor relations;

    - real estate services;

    - internal audit;

    - corporate aviation and related services;

    - telecommunications;

    - computing services;

    - corporate income tax administration; and

    - selected legal functions.

    Prior to the separation, Bristol-Myers Squibb performed all corporate functions, including complete operational support, for our operations in many of the countries in which we conduct business outside of the United States. Following the separation, Bristol-Myers Squibb will have no obligation to provide these functions to us other than the interim services that will be provided by Bristol-Myers Squibb and that are described in "Arrangements Between Bristol-Myers Squibb and Zimmer." If we do not have in place our own systems and business functions, or if we do not have agreements with other providers of these services once our interim services agreement with Bristol-Myers Squibb expires, we may not be able to operate our business effectively and our profitability may decline. In addition, if Bristol-Myers Squibb does not perform the interim services they have agreed to provide us at the same level as when we were part of Bristol-Myers Squibb, these services may not be sufficient to meet our needs and we may not be able to operate our business effectively after the separation. We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the systems and business functions Bristol-Myers Squibb currently provides us. We may not be successful in implementing these systems and business functions or in transitioning data from Bristol-Myers Squibb's systems to ours. In addition, we may incur costs for these functions that are higher than the amounts reflected in our historical combined financial statements.

   WE COULD INCUR SIGNIFICANT U.S. FEDERAL INCOME TAX LIABILITY IF ACQUISITIONS OR ISSUANCES OF OUR STOCK CAUSED THE DISTRIBUTION TO BE TAXABLE.

    Under Section 355(e) of the Internal Revenue Code, Bristol-Myers Squibb will recognize taxable gain on the distribution if there are one or more acquisitions or issuances of our stock representing 50 percent or more of our stock, measured by vote or value, and such stock acquisitions or issuances are part of a plan or series of related transactions that includes the distribution. In addition, any shares of our stock acquired or issued within two years before or after the distribution generally are presumed to be part of such a plan unless we can rebut that presumption. Thus, Bristol-Myers Squibb will recognize taxable gain on the distribution if any shares of our stock acquired or issued that are considered part of a plan that includes the distribution represent 50 percent or more, measured by vote or value, of our stock outstanding after the distribution and such acquisitions or issuances. If the acquisition or issuance of our stock causes the distribution to be taxable to Bristol-Myers Squibb under
Section 355(e), we would be required to indemnify Bristol-Myers Squibb against that tax under the tax sharing agreement.

   AS PART OF THE SEPARATION, WE WILL ASSUME A SIGNIFICANT AMOUNT OF DEBT, WHICH WILL SUBJECT US TO VARIOUS RESTRICTIONS AND HIGHER INTEREST COSTS AND DECREASE OUR PROFITABILITY, AND WE MAY SUBSTANTIALLY INCREASE OUR DEBT IN THE FUTURE.

    In connection with our separation from Bristol-Myers Squibb, we expect to assume or incur approximately $500 million in debt under a $600 million senior unsecured credit facility that Bristol-Myers Squibb will enter into prior to the distribution date. Of this amount, we expect that Bristol-Myers Squibb will incur approximately $380 million under this credit facility that we will assume on the distribution date. In addition, we expect to borrow under the credit facility an additional amount of approximately $120 million on the distribution date of which approximately $70 million will be used to fund costs and expenses expected to be incurred in connection with the separation and approximately
$50 million will be retained as working capital. The debt we will assume from Bristol-Myers Squibb represents the portion of Bristol-Myers Squibb's liabilities that we and Bristol-Myers Squibb determined would result, together with the planned additional borrowings under the credit facility, in the most appropriate capital structure for us as a stand-alone entity. We and Bristol-Myers Squibb determined the amount of debt that we would assume after considering our ability to service the initial level of debt, our ability to finance current and future growth initiatives and the capital structure of comparable companies. Upon the distribution, Bristol-Myers Squibb will be relieved of all obligations under the credit facility and we will become obligated to satisfy all payments and other terms of this credit facility. After the distribution date we may incur up to $100 million of additional debt under this credit facility, or enter into a separate revolving credit facility, to fund our capital expenditure requirements and provide additional working capital. We expect that the senior unsecured credit facility will contain customary restrictions, covenants and events of default for an unsecured financing. We do not expect compliance with these restrictions and covenants to materially affect our operations. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of the senior unsecured credit facility and our liquidity needs following the separation.

    The terms of the debt we assume or incur as part of our separation from Bristol-Myers Squibb will, and of future indebtedness may, impose various restrictions and covenants on us that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. For purposes of including in our unaudited pro forma combined financial statements an estimated amount of interest expense that we might have incurred as a stand-alone company, we have made assumptions regarding the average debt balances outstanding and the interest rates for this debt. Please see "Unaudited Pro Forma Combined Financial Statements" for details about these assumptions. These assumptions may not reflect the interest rates we will obtain as a stand-alone company and our interest expense as a stand-alone company may be higher or lower than that reflected in our unaudited pro forma combined financial statements.

    We may substantially increase our debt in the future. We are currently evaluating our capital structure and have not yet determined the amount of financing we will have in the future. If our cash flow from operations is less than we expect, we may require more financing. We may from time to time issue additional debt, borrow funds under revolving credit facilities or issue other debt.

   AFTER WE SEPARATE FROM BRISTOL-MYERS SQUIBB, WE MAY EXPERIENCE INCREASED COSTS RESULTING FROM DECREASED PURCHASING POWER, WHICH COULD DECREASE OUR OVERALL PROFITABILITY.

    Prior to our separation from Bristol-Myers Squibb, we took advantage of Bristol-Myers Squibb's size and purchasing power in procuring goods, services, such as travel, and technology, such as computer software licences. As a separate, stand-alone entity, we may be unable to obtain goods, services and technology at prices and on terms as favorable as those we obtained prior to the separation, which could decrease our overall profitability.

   MANY OF OUR EXECUTIVE OFFICERS AND SOME OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF BRISTOL-MYERS SQUIBB COMMON STOCK AND OTHER TIES TO BRISTOL-MYERS SQUIBB.

    Many of our executive officers and some of our directors have a portion of their personal financial portfolios in Bristol-Myers Squibb common stock or vested options to purchase Bristol-Myers Squibb common stock or are employees or former employees of Bristol-Myers Squibb. Following the distribution, after giving effect to the conversion of all outstanding:

    - options to purchase Bristol-Myers Squibb common stock held by our executive officers into options to purchase our common stock, and

    - shares of Bristol-Myers Squibb restricted stock held by our executive officers into shares of our restricted stock,

we expect our directors and executive officers to beneficially own approximately 125,206 shares of Bristol-Myers Squibb common stock in aggregate, based on their holdings as of June 25, 2001, which represents less than one percent of the outstanding Bristol-Myers Squibb common stock. Please see "Ownership of Stock" for detail regarding our directors' and executive officers' beneficial ownership of our common stock after the distribution. Ownership of Bristol-Myers Squibb common stock by our directors and officers or the employment by Bristol-Myers Squibb of some of our directors after our separation from Bristol-Myers Squibb could create, or appear to create, potential conflicts of interest for these directors and officers when faced with decisions that could have disparate implications for Bristol-Myers Squibb and us.

RISKS RELATING TO OUR INDUSTRY

   WE FACE INTENSE COMPETITION AND OUR FAILURE TO COMPETE EFFECTIVELY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR PROFITABILITY AND RESULTS OF OPERATIONS.

    The orthopaedics industry is highly competitive. We compete with many companies ranging from small start-up enterprises to multinational companies that are larger and have access to greater financial, marketing, technical and other resources. Our present or future products could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors or by other therapies, including biological therapies. To remain competitive, therefore, we must continue to develop and acquire new products and technologies.

    The orthopaedics industry has undergone significant consolidation over the past few years, as the leading players have sought to build complete product lines and gain economies of scale. Because we only produce and market products in selected product categories of the orthopaedics industry, we may not be able to compete successfully with our competitors in the future, especially those that offer customers a broader range of orthopaedic, as well as other medical equipment and supplies.

    In the global markets for reconstructive implants, fracture management and other orthopaedic products, a handful of competitors, including Biomet, DePuy (a Johnson & Johnson company), Smith & Nephew, Stryker, Sulzer Medica and Synthes-Stratec, compete with us for the majority of product sales, particularly in the Americas and the Asia Pacific region, primarily on the basis of technology, quality, reputation, relationships with customers and service. In local markets outside of the United States, other factors, including local distribution systems, complex regulatory environments and differing medical philosophies and product preferences, influence competition as well. Some of our competitors have, and in the future these and other competitors may have, significantly greater financial, marketing and other resources than us. Our competitors may be in a stronger position to respond quickly to new or emerging technologies, may be able to undertake more extensive marketing campaigns, may adopt more aggressive pricing policies and may be more successful in attracting potential customers, employees and strategic partners.

   WE ARE SUBJECT TO COST-CONTAINMENT EFFORTS OF MANAGED CARE AND HOSPITAL BUYING GROUPS IN THE UNITED STATES AND GOVERNMENT ORGANIZATIONS IN EUROPE AND THE ASIA PACIFIC REGION, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR PROFITABILITY AND RESULTS OF OPERATIONS.

    The development of managed care programs in which health care providers contract to provide comprehensive health care to a patient population at a fixed cost per person has caused, and we expect will continue to cause, pressures on health care providers to lower costs. For example, managed care programs often prescribe only those orthopaedic recovery products that match a patient as to age, need for mobility and other parameters in an effort to provide more cost-effective care. We cannot assure you that such policies will not have a material adverse effect on our operating results.

    Many existing and potential customers for our products have combined to form group purchasing organizations in an effort to lower costs as well. Group purchasing organizations negotiate pricing arrangements with medical supply manufacturers and distributors, and these negotiated prices are made available to a group purchasing organization's affiliated hospitals and other members. Strict compliance arrangements require the affiliated hospitals and other members of the group purchasing organization to purchase specified products from a given manufacturer or distributor. In contrast, voluntary compliance arrangements allow members to choose between the products covered by the arrangement and another manufacturer's products, whether or not purchased under a negotiated arrangement. If we are not one of the providers selected by a group purchasing organization, affiliated hospitals and other members may be less likely to purchase our products, and if the group purchasing organization has negotiated a strict compliance contract for another manufacturer's products, we may be precluded from making sales to members of the group purchasing organization for the duration of the contractual arrangement. Even if we are one of the selected providers, because we only compete in selected product categories of the orthopaedics industry, we may be at a disadvantage relative to other providers that are able to offer volume discounts based on purchases of a broader range of medical equipment and supplies, including from more orthopaedics industry product categories. Further, our failure to offer reduced prices to group purchasing organizations may cause us to lose market share to our competitors and could have a material adverse effect on our sales, business, financial condition and results of operations.

    In international markets, where the movement toward health care reform and the development of managed care are generally not as advanced as in the United States, we have experienced downward pressure on product pricing and other effects of health care reform similar to what we have experienced in the United States. In Japan, for example, in both 1998 and 2000, the Japanese Ministry of Health, Labor and Welfare implemented plans to reduce reconstructive implant and fracture management product prices. We expect health care reform and managed care to continue to develop in our primary international markets, including the Asia Pacific region and Europe, which may result in further downward pressure in product pricing. The timing and the effects on us of health care reform and the development of managed care in international markets cannot currently be predicted.

   IF THIRD-PARTY PAYORS DECLINE TO REIMBURSE OUR CUSTOMERS FOR OUR PRODUCTS OR REDUCE REIMBURSEMENT LEVELS, OUR ABILITY TO SELL PROFITABLY OUR PRODUCTS WILL BE HARMED.

    We sell our products and services to hospitals, doctors and other health care providers, all of which receive reimbursement for the health care services provided to their patients from third-party payors, such as domestic and international government programs, private insurance plans and managed care programs. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors may also decline to reimburse for experimental procedures and devices. If our products are not considered cost-effective by third-party payors, our customers may not be reimbursed for our products.

    In addition, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for medical products and services. We cannot assure you that levels of reimbursement, if any, will not be decreased in the future, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise adversely affect the demand for and price levels of our products. In Japan, a government-operated insurance system reimburses customers for our products. Under this system, the Japanese government periodically reviews and reduces the reimbursement levels for products. If the Japanese government continues to reduce reimbursement levels for orthopaedic products, industry product margins may be adversely affected.

   WE AND OUR CUSTOMERS ARE SUBJECT TO VARIOUS GOVERNMENTAL REGULATIONS AND WE MAY INCUR SIGNIFICANT EXPENSES TO COMPLY WITH THESE REGULATIONS AND DEVELOP PRODUCTS COMPATIBLE WITH THESE REGULATIONS.

    The medical devices we design, develop, manufacture and market are subject to rigorous regulation by the Food and Drug Administration and numerous other Federal, state and foreign governmental authorities. The process of obtaining regulatory approvals to market a medical device, particularly from the Food and Drug Administration and certain foreign governmental authorities, can be costly and time consuming and approvals might not be granted for future products on a timely basis, if at all. Delays in receipt of, or failure to obtain, approvals for future products could result in delayed realization of product revenues or in substantial additional costs which could have a material adverse effect on our business or results of operations.

    In addition, we cannot assure you that we will be or will continue to be in compliance with applicable Food and Drug Administration and other material regulatory requirements once we have obtained clearance or approval for a product. These requirements include, among other things, the Quality System Regulation, recordkeeping regulations, labeling requirements and adverse event reporting regulations. Failure to comply with applicable Food and Drug Administration medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the Food and Drug Administration's refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications and criminal prosecution. Any of these actions, in combination or alone, could have a material adverse effect on our business, financial condition and results of operations.

    In many of the foreign countries in which we market our products, we are subject to regulations affecting, among other things, product standards, packaging requirements, labeling requirements, import/export restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our devices and products in such countries, such as the European Medical Devices Directive, are similar to those of the Food and Drug Administration. In addition, in many countries the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. Failure to receive, or delays in the receipt of, relevant foreign qualifications also could have a material adverse effect on our business, financial condition and results of operations. Due to the movement towards harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a single European Union regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

    As both the Food and Drug Administration and foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. Our products and operations are also often subject to the rules of industrial standards bodies, such as the International Standards Organization. If we fail to adequately address any of these regulations, our business will be harmed.

   WE ARE SUBJECT TO HEALTH CARE FRAUD AND ABUSE REGULATIONS THAT COULD REQUIRE US TO CHANGE OUR BUSINESS PRACTICES AND RESTRICT OUR OPERATIONS IN THE FUTURE.

    Our industry is subject to various Federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in Federal and state health care programs, including Medicare, Medicaid, VA health programs and CHAMPUS. The scope and enforcement of these laws and regulations are uncertain and subject to rapid change, especially in light of the lack of applicable precedent and regulations. We believe that our operations are in material compliance with these laws. However, because of the far-reaching and uncertain nature of these laws, we may be required to alter one or more of our practices to be in compliance with these laws. In addition, we cannot assure you that the occurrence of one or more violations of these laws would not result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, some of our existing business practices could be challenged as unlawful and, as a result, we may have to change those practices, which could have a material adverse effect on our business, financial condition and results of operations.

   WE MAY INCUR PRODUCT LIABILITY LOSSES, AND INSURANCE COVERAGE MAY BE INADEQUATE OR UNAVAILABLE TO COVER THESE LOSSES.

    Our business is subject to potential product liability risks that are inherent in the design, development, manufacture and marketing of medical devices. Our products are often used in surgical and intensive care settings. In addition, some of the medical devices we manufacture and sell are designed to be implanted in the human body for long periods of time. In the ordinary course of business, we are the subject of product liability suits alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information could result in an unsafe condition or injury to patients. Product liability lawsuits and claims, safety alerts or product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers.

    Upon our separation from Bristol-Myers Squibb, we generally will assume the defense of any litigation involving claims related to our business and will indemnify Bristol-Myers Squibb for all related losses, costs and expenses. As part of our risk management policy, we intend to seek third-party product liability insurance coverage. However, we cannot assure you that we will be able to obtain product liability insurance on commercially reasonable terms, if at all. Furthermore, product liability claims against us may exceed the coverage limits of any insurance policies or cause us to record a self-insured loss. Even if any product liability loss is covered by an insurance policy, these policies may have substantial retentions or deductibles that provide that we will not receive insurance proceeds until the losses incurred exceed the amount of those retentions or deductibles. To the extent that any losses are below these retentions or deductibles, we will be responsible for paying these losses. A product liability claim in excess of applicable insurance could have a material adverse effect on our business, financial position and results of operations.

RISKS RELATING TO OUR BUSINESS

   IF WE FAIL TO ATTRACT, HIRE AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO DESIGN, DEVELOP, MARKET OR SELL OUR PRODUCTS OR SUCCESSFULLY MANAGE OUR BUSINESS.

    Our ability to attract new customers, retain existing customers and pursue our strategic objectives depends on the continued services of our current management, sales, product development and technical personnel and our ability to identify, attract, train and retain similar personnel.

    Competition for top management personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of any one of our management personnel, or our inability to identify, attract, retain and integrate additional qualified management personnel, could make it difficult for us to manage our business successfully and pursue our strategic objectives. We do not carry key person life insurance on any of our employees.

    Similarly, competition for skilled sales, product development and technical personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of the services of any key sales, product development and technical personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively.

    We may not be able to hire or retain qualified personnel if we are unable to offer competitive salaries and benefits, or if our stock does not perform well. In addition, as an independent company, separate from Bristol-Myers Squibb, we may find it more difficult to attract personnel. We may have to increase our salaries and benefits, which would increase our expenses and reduce our profitability.

   IF WE FAIL TO MAINTAIN OUR RELATIONSHIPS WITH, AND THE SUPPORT OF, ORTHOPAEDIC SURGEONS, CUSTOMERS MAY NOT BUY OUR PRODUCTS AND OUR REVENUE AND PROFITABILITY MAY DECLINE.

    We have developed and maintain close relationships with a number of widely recognized orthopaedic surgeons who assist in product research and development and advise us on how to satisfy the full range of surgeon and patient needs. These professionals often become product "champions," speaking about our products at medical seminars, assisting in the training of other professionals in the use of our products and providing us with feedback on the industry's acceptance of our new products. The failure of our products to retain the support of orthopaedic surgeons, who frequently recommend products or influence product selection decisions, or the failure of our new products to secure and retain similar support from leading surgeons, could have a material adverse effect on our business, financial condition and results of operations.

   IF WE FAIL TO RETAIN THE INDEPENDENT AGENTS AND DISTRIBUTORS UPON WHOM WE RELY HEAVILY TO MARKET OUR PRODUCTS, CUSTOMERS MAY NOT BUY OUR PRODUCTS AND OUR REVENUE AND PROFITABILITY MAY DECLINE.

    Our marketing success in the United States and abroad depends largely upon our agents' and distributors' sales and service expertise and relationships with the customers in the marketplace. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of products and instruments and commonly provide operating room personnel with implant and instrument product training as well as product support in the operating room. A significant loss of these agents could have a material adverse effect on our business, financial condition and results of operations.

   IF WE DO NOT INTRODUCE NEW PRODUCTS IN A TIMELY MANNER, OUR PRODUCTS MAY BECOME OBSOLETE OVER TIME, CUSTOMERS MAY NOT BUY OUR PRODUCTS AND OUR REVENUE AND PROFITABILITY MAY DECLINE.

    Demand for our products may change, in certain cases, in ways we may not anticipate because of:

    - evolving customer needs;

    - the introduction of new products and technologies;

    - evolving surgical philosophies; and

    - evolving industry standards.

    Without the timely introduction of new products and enhancements, our products may become obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend on several factors, including our ability to:

    - properly identify and anticipate customer needs;

    - commercialize new products in a timely manner;

    - manufacture and deliver products in sufficient volumes on time;

    - differentiate our offerings from competitors' offerings;

    - achieve positive clinical outcomes for new products;

    - satisfy the increased demands by healthcare payors, providers and patients for shorter hospital stays, faster post-operative recovery and lower-cost procedures;

    - innovate and develop new materials, product designs and surgical techniques; and

    - provide adequate medical education relating to new products and attract key surgeons to advocate these new products.

    In addition, new materials, product designs and surgical techniques that we develop may not be accepted quickly, in some or all markets, because of, among other factors:

    - entrenched patterns of clinical practice;

    - the need for regulatory clearance; and

    - uncertainty over third-party reimbursement.

    Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations and we may not have the financial resources necessary to fund these innovations. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

   WE CONDUCT A SIGNIFICANT AMOUNT OF OUR SALES ACTIVITY OUTSIDE OF THE UNITED STATES, WHICH SUBJECTS US TO ADDITIONAL BUSINESS RISKS AND MAY CAUSE OUR PROFITABILITY TO DECLINE DUE TO INCREASED COSTS.

    Because we sell our products in a number of foreign countries, our business is subject to risks associated with doing business internationally. In 2000, we derived approximately $420 million, or 40 percent of our total revenue, from sales of our products outside of the United States. We intend to continue to pursue growth opportunities in sales internationally, which could expose us to greater risks associated with international sales and operations. Our international operations are, and will continue to be, subject to a number of risks and potential costs, including:

    - changes in foreign medical reimbursement policies and programs;

    - unexpected changes in foreign regulatory requirements;

    - differing local product preferences and product requirements;

    - fluctuations in foreign currency exchange rates;

    - diminished protection of intellectual property in some countries outside of the United States;

    - trade protection measures and import or export licensing requirements;

    - difficulty in staffing and managing foreign operations;

    - differing labor regulations;

    - potentially negative consequences from changes in tax laws; and

    - political and economic instability.

    Any of these factors may, individually or as a group, have a material adverse effect on our business and results of operations.

    As we expand our international operations, we may encounter new risks. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local distributors and trading companies. If we are not successful in developing these relationships, we may not be able to grow sales in these geographic regions. These or other similar risks could adversely affect our revenue and profitability.

   WE ARE SUBJECT TO RISKS ARISING FROM CURRENCY EXCHANGE RATE FLUCTUATIONS, WHICH COULD INCREASE OUR COSTS AND MAY CAUSE OUR PROFITABILITY TO DECLINE.

    In 2000, we derived approximately $420 million, or 40 percent of our total revenues, from sales of our products outside of the United States. Measured in local currency, a substantial portion of our business' foreign generated revenues were generated in Japan and in Europe. The United States dollar value of our foreign-generated revenues varies with currency exchange rate fluctuations. Significant increases in the value of the United States dollar relative to the Japanese Yen or the Euro, as well as other currencies, could have a material adverse effect on our results of operations. Currency risk management for our business has historically been considered in Bristol-Myers Squibb's overall treasury operations. As part of this strategy, Bristol-Myers Squibb has used financial instruments to reduce its exposure to adverse movements in currency exchange rates. As an independent company, we plan to implement a hedging policy that will attempt to manage currency exchange rate risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and cost; however, this hedging policy may not successfully eliminate the effects of currency exchange rate fluctuations.

   WE MAY ACQUIRE OTHER BUSINESSES OR FORM JOINT VENTURES THAT COULD NEGATIVELY AFFECT OUR PROFITABILITY, DILUTE YOUR OWNERSHIP OF OUR COMPANY, INCREASE OUR DEBT OR CAUSE US TO INCUR SIGNIFICANT EXPENSE.

    As part of our business strategy, we intend to pursue acquisitions of other complementary businesses and technology licensing arrangements. We also intend to pursue strategic alliances that leverage our brand name and salesforce to expand our product offerings and geographic presence. As a result, we may enter markets in which we have no or limited prior experience. If we were to make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we could assume unknown or contingent liabilities or experience negative effects on our reported results of operations from acquisition-related charges and of amortization of acquired technology, goodwill and other intangibles. Integration of an acquired company also may require management resources that otherwise would be available for ongoing development of our existing business. We may not identify or complete these transactions in a timely manner, on a cost-effective basis or at all, and we may not realize the benefits of any acquisition, technology license or strategic alliance. In addition, to finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. Furthermore, U.S. Federal income tax considerations may limit our ability to issue stock prior to and after the distribution. See "--Risks Related to Our Separation from Bristol-Myers Squibb--We could incur significant U.S. Federal income tax liability if acquisitions or issuances of our stock caused the distribution to be taxable." Any future acquisitions by us could also result in large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization of expenses related to goodwill and other intangibles, any of which could harm our operating results.

   IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS AND PROSPECTS MAY BE HARMED.

    Our failure to protect our intellectual property could seriously harm our business and prospects because we believe that developing new products and technology that are unique is critical to our success. Our efforts to protect our intellectual property through patents, trademarks, service marks, domain names, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures may not be adequate to protect our proprietary rights. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Disputes may arise as to ownership of our intellectual property or as to whether products designed by our competitors infringe our intellectual property rights. In addition, intellectual property rights may be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market position. Competitors may also capture market share from us by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be impaired, which would limit our growth and future revenue.

   WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY LITIGATION AND INFRINGEMENT CLAIMS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS.

    A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and profitability, in some cases materially. We cannot assure you that others will not claim that our proprietary or licensed products are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. From time to time, we receive notices from third parties of potential infringement and receive claims of potential infringement. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our business and profitability.

   WE MAY NOT HAVE FINANCING FOR FUTURE CAPITAL REQUIREMENTS, WHICH MAY PREVENT US FROM ADDRESSING GAPS IN OUR PRODUCT OFFERINGS, IMPROVING OUR TECHNOLOGY OR INCREASING OUR MANUFACTURING CAPACITY.

    If we cannot incur additional debt or issue equity or are limited with respect to incurring additional debt or issuing equity, we may be unable to address gaps in our product offerings, improve our technology or increase our manufacturing capacity, particularly through strategic acquisitions or investments. Although historically our cash flow from operations has been sufficient to satisfy working capital, capital expenditure and research and development requirements, in the future we may need to incur additional debt or issue equity in order to fund these requirements as well as to make acquisitions and other investments. For example, we may have to incur additional debt or issue equity if we choose to exercise our exclusive right to initiate negotiations during the third quarter of 2003 to purchase specified assets and proprietary rights of Implex Corp., from whom we currently license rights to sell reconstructive implants and fracture management products utilizing trabecular metal. We cannot assure you that debt or equity financing will be available to us on acceptable terms or at all. If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights and preferences and privileges senior to those of holders of our common stock in the event of a liquidation. The terms of the debt securities may impose restrictions on our operations. If we raised funds through the issuance of equity, this issuance would dilute your ownership of us.

    We expect to fund future acquisitions in part by issuing additional equity. If the price of our equity is low or volatile, we may not be able to acquire other companies. Also, regardless of the volatility of the price of our equity, we may be limited in the amount of our stock that we can issue because the issuance of our stock may cause the distribution to be taxable under
Section 355(e) of the Internal Revenue Code and under the tax sharing agreement we could be required to indemnify Bristol-Myers Squibb for that tax. Please see "The Distribution--U.S. Federal Income Tax Consequences of the Distribution."

    Our ability to make payments on and to refinance our indebtedness, including the debt incurred under the credit facility we will assume from Bristol-Myers Squibb and future indebtedness, and to fund working capital, capital expenditures and strategic acquisitions and investments will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

   AS WE REPLACE OUR LEGACY INFORMATION TECHNOLOGY INFRASTRUCTURE AND TRANSITION OUR DATA TO OUR OWN SYSTEMS, WE MAY EXPERIENCE TEMPORARY BUSINESS INTERRUPTIONS AND INCUR SUBSTANTIAL ADDITIONAL COSTS, AND WE MAY NOT BE ABLE TO IMPLEMENT OUR NEW SYSTEMS SUCCESSFULLY, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

    We are in the process of installing and implementing new information technology infrastructure to support our critical business functions in North America, including accounting and reporting, manufacturing process control, customer service, inventory control and distribution. We may incur temporary interruptions in business operations if we cannot transition effectively from our existing legacy operating systems, databases and programming languages that support these functions as we replace these systems during approximately the next two years. Our existing systems, installed in the late 1980's, have limitations that create operating inefficiencies, hinder productivity improvements and constrain e-business efforts. In addition, these existing systems pose significant operating risks as external technical support resources at the operating system level become increasingly unavailable.

    In international markets, we intend to replace the existing Bristol-Myers Squibb information technology operating systems that we currently utilize. We may incur temporary interruptions in our international business operations as we transition data from Bristol-Myers Squibb's technology infrastructure to our own.

    We may not be successful in implementing our new systems and transitioning our data and may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we implement the new systems and transition our data or our failure to implement the new systems and transition our data successfully could have a material adverse effect on our business and results of operations.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

   BECAUSE THERE HAS NOT BEEN ANY PUBLIC MARKET FOR OUR COMMON STOCK, THE MARKET PRICE AND TRADING VOLUME OF OUR COMMON STOCK MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL MARKET PRICE OF OUR STOCK FOLLOWING THE DISTRIBUTION.

    Prior to the distribution, there will have been no trading market for our common stock. We cannot predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within our industry experience declines in their stock price, our stock price may decline as well. In addition, when the market price of a company's common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

   BECAUSE OUR QUARTERLY REVENUE AND OPERATING RESULTS MAY VARY SIGNIFICANTLY IN FUTURE PERIODS, OUR STOCK PRICE MAY DECLINE.

    Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling, research and development and manufacturing costs. Thus, small declines in revenue could disproportionately affect operating results in a quarter and the price of our common stock may fall. Other factors that could affect quarterly operating results include:

    - demand for and clinical acceptance of products;

    - the timing and execution of customer contracts;

    - the timing of sales of products;

    - changes in foreign currency exchange rates;

    - unanticipated delays or problems in introducing new products;

    - competitors' announcements of new products, services or technological innovations;

    - changes in our pricing policies or the pricing policies of our competitors;

    - the failure of third-party payors to reimburse our surgeons and patients or changes in reimbursement levels;

    - increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration;

    - adverse changes in the level of economic activity in the United States and other major regions in which we do business;

    - costs related to possible acquisitions of technologies or businesses;

    - an increase in the number or magnitude of product liability claims;

    - our ability to expand our operations; and

    - the amount and timing of expenditures related to expansion of our operations.

    A NUMBER OF OUR SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

    Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options or warrants or the perception that such sales or exercises might occur, whether as a result of the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we will have outstanding an aggregate of 193,831,693 shares of our common stock based upon the shares of Bristol-Myers Squibb common stock outstanding on June 25, 2001, excluding treasury stock and assuming no exercise of options. All of these shares will be freely tradeable without restriction or further registration under the Securities Act unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act. We are unable to predict whether large amounts of common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. A portion of Bristol-Myers Squibb's common stock is held by index funds tied to the Standard & Poor's 500 Index, the Dow Jones Industrial Average or other stock indices. If we are not included in these indices at the time of Bristol-Myers Squibb's distribution of our common stock, these index funds will be required to sell our stock. Similarly, other institutional stockholders may not be allowed by their charters to hold the stock of companies that do not pay dividends. Because we currently do not intend to pay dividends, we expect that these stockholders will sell the shares of our common stock distributed to them.

    Many of our employees have options to purchase Bristol-Myers Squibb common stock that will convert into options to purchase our common stock, except in certain foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to convert. As of June 25, 2001, options to purchase approximately 4,260,799 shares of Bristol-Myers Squibb common stock were outstanding and held by Bristol-Myers Squibb employees who are expected to become our employees as of the distribution. This concentration of stock options relative to the amount of our common stock outstanding will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional options to our employees under our existing and future employee benefits plans. In addition, as of June 25, 2001, approximately 27,334 shares of restricted stock were held by Bristol-Myers Squibb employees who are expected to become our employees as of the distribution. These shares of restricted stock will be converted into shares of restricted stock of our company.

   THE TERMS OF OUR SEPARATION FROM BRISTOL-MYERS SQUIBB, ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS, OUR RIGHTS AGREEMENT AND PROVISIONS OF DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL THAT YOU MAY FAVOR.

    The terms of our separation from Bristol-Myers Squibb, anti-takeover provisions of our certificate of incorporation and by-laws, our rights agreement and provisions of Delaware law could delay or prevent a change of control that you may favor. An acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Internal Revenue Code. For a discussion of
Section 355(e), please see "The Distribution--U.S. Federal Income Tax Consequences of the Distribution." Under the tax sharing agreement we would be required to indemnify Bristol-Myers Squibb for the resulting tax and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

    Provisions of our certificate of incorporation and by-laws and our rights agreement, which will be in effect after the separation, also may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and by-laws, among other things, will:

    - divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms;

    - limit the right of stockholders to remove directors;

    - regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

    - authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

    In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate crosses the 15 percent stock ownership threshold.

    Please see "Arrangements Between Bristol-Myers Squibb and
Zimmer--Contribution and Distribution Agreement" and "Description of Capital Stock" for a more detailed description of these agreements and provisions.

                           FORWARD-LOOKING STATEMENTS

    This information statement contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the Federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this information statement, whether as a result of new information, future events or otherwise.

    This information statement contains information concerning our markets and products generally which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which these markets and product categories will develop. These assumptions have been derived from information currently available to us and to the third party industry analysts quoted herein. They include the following general underlying expectations:

    - new materials, product designs and innovative surgical techniques will continue to be developed and drive industry growth;

    - surgeons and buying groups will increasingly look to industry participants to provide cost- effective comprehensive solutions for orthopaedic surgical procedures;

    - demographic changes will continue to drive demand for orthopaedic procedures;

    - supply and prices of raw materials will not vary dramatically from historical trends;

    - reimbursement levels from third-party payors for orthopaedic products will not be materially decreased in the future and future legislation, regulations or reimbursement policies of third-party payors will not otherwise adversely affect the demand for, and price levels of, orthopaedic products;

    - no additional government regulation will be enacted that will materially adversely affect our industry; and

    - no significant increase in the number or magnitude of product liability claims will occur.

    If any one or more of the foregoing assumptions are incorrect, actual market results may differ from those predicted. While we do not know what impact any of these differences may have on our business, our results of operations, financial condition and the market price of shares of our common stock may be materially adversely affected.

                                DIVIDEND POLICY

    We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our board of directors may deem relevant.

                                 CAPITALIZATION

    The following table sets forth our combined capitalization as of March 31, 2001 on a historical and pro forma basis to give effect to the distribution and the transactions related to the distribution. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited pro forma combined financial statements and corresponding notes included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical combined financial statements for the distribution and the transactions related to the distribution to derive the pro forma capitalization described below, please see "Unaudited Pro Forma Combined Financial Statements."

                                                                AS OF MARCH 31, 2001
                                                              ------------------------
                                                                            PRO FORMA
                                                              HISTORICAL   (UNAUDITED)
                                                              ----------   -----------
                                                               (DOLLARS IN MILLIONS)
Due to Bristol-Myers Squibb.................................     $190          $ --
Long-term debt..............................................       --           500
                                                                 ----          ----
  Total debt................................................      190           500
Other Comprehensive Income..................................        5             5
Net Investment in Zimmer....................................      207            --
Net Equity..................................................       --           (53)
                                                                 ----          ----
  Total stockholder's equity................................      212           (48)
                                                                 ----          ----
  Total capitalization......................................     $402          $452
                                                                 ====          ====

    On a historical basis, the $190 million due to Bristol-Myers Squibb represents intercompany financing to certain international Zimmer legal entities. Any outstanding obligations due Bristol-Myers Squibb as of the distribution date are expected to be either forgiven or repaid with proceeds from the $500 million of debt that Zimmer will assume or incur under a senior unsecured credit facility that Bristol-Myers Squibb will enter into prior to the distribution date. The amount of Bristol-Myers Squibb's net investment in us, totaling $207 million, was recorded as Net Investment in Zimmer in our historical combined financial statements.

    The pro forma debt of approximately $500 million reflects our assumption or incurrence of debt under the senior unsecured credit facility. Of this amount, we expect that Bristol-Myers Squibb will incur approximately $380 million under this credit facility for which we will not receive any proceeds. In addition, we expect to borrow under the credit facility an additional amount of approximately $120 million on the distribution date of which approximately $70 million will be used to fund costs and expenses expected to be incurred in connection with the separation and approximately $50 million will be retained as working capital. The debt we will assume from Bristol-Myers Squibb represents the portion of Bristol-Myers Squibb's liabilities that we and Bristol-Myers Squibb determined would result, together with the planned additional borrowings under the credit facility, in the most appropriate capital structure for us as a stand-alone entity. The pro forma net equity debit balance of $53 million is the result of the reclassification of Bristol-Myers Squibb's remaining net investment in us after giving effect to the incremental borrowings described above and the separation costs and expenses expected to be incurred in connection with the separation.

    We would have had, on a pro forma basis, 193,831,693 shares of stock outstanding as of June 25, 2001 based on each holder of Bristol-Myers Squibb common stock receiving a dividend of one share of our common stock for every ten shares of Bristol-Myers Squibb common stock, there being 1,938,316,933 shares of Bristol-Myers Squibb common stock outstanding on such date, excluding treasury stock and assuming no exercise of outstanding options.

    Our ability to issue additional equity is constrained because our issuance of additional stock may cause the distribution to be taxable to Bristol-Myers Squibb under Section 355(e) of the Internal Revenue Code and under the tax sharing agreement we would be required to indemnify Bristol-Myers Squibb against that tax. See "The Distribution--U.S. Federal Income Tax Consequences of the Distribution" and "Arrangements Between Bristol-Myers Squibb and Zimmer--Tax Sharing Agreement" for a more detailed discussion of Section 355(e) and the tax sharing agreement between Bristol-Myers Squibb and us.

                         SELECTED FINANCIAL INFORMATION

    The following table sets forth our selected financial information derived from our (i) unaudited combined financial statements as of December 31, 1998, 1997 and 1996 and for the years ended December 31, 1997 and 1996, which are not included in this information statement; (ii) audited combined financial statements as of December 31, 2000 and 1999 and for the years ended
December 31, 2000, 1999 and 1998, which are included elsewhere in this information statement and (iii) unaudited interim combined financial statements as of March 31, 2001 and for the three months ended March 31, 2001 and 2000, which are also included elsewhere in this information statement. In our opinion, all adjustments that consist only of normal and recurring accruals considered necessary for a fair presentation have been included in our unaudited combined financial statements. The historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if we had been an independent company during the periods shown or of our future performance as an independent company.

    Net earnings in 1997 were reduced due to pretax charges of $104 million ($64 million after taxes) as further described in notes to the combined financial statements enclosed elsewhere in this information statement.

    The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma combined financial statements and the corresponding notes, the combined financial statements and the corresponding notes and the unaudited interim combined financial statements and the corresponding notes included elsewhere in this information statement.

                                          FOR THE THREE
                                          MONTHS ENDED
                                            MARCH 31,                  FOR THE YEARS ENDED DECEMBER 31,
                                       -------------------   ----------------------------------------------------
                                         2001       2000       2000       1999       1998       1997       1996
                                       --------   --------   --------   --------   --------   --------   --------
                                                            (DOLLARS IN MILLIONS)
Combined Statement of Earnings Data:
  Net sales..........................    $286       $254      $1,041      $939       $861       $850       $888
  Net earnings.......................      36         39         176       150        145         62        150

                                              AS OF
                                            MARCH 31,                         AS OF DECEMBER 31,
                                       -------------------   ----------------------------------------------------
                                         2001       2000       2000       1999       1998       1997       1996
                                       --------   --------   --------   --------   --------   --------   --------
Combined Balance Sheet Data:
  Total assets.......................    $619        n/a      $  597      $606       $579       $612       $700
  Due to Bristol-Myers Squibb........     190        n/a         144        41         50         87        129

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The unaudited pro forma combined financial statements reported below consist of unaudited pro forma combined statements of earnings for the three months ended March 31, 2001 and for the year ended December 31, 2000 and an unaudited pro forma combined balance sheet as of March 31, 2001. The unaudited pro forma combined financial statements reported below should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," the combined financial statements and the corresponding notes and the unaudited interim combined financial statements and the corresponding notes included elsewhere in this information statement. The following unaudited pro forma combined financial statements have been prepared giving effect to the distribution, the assumption of debt under Bristol-Myers Squibb's senior unsecured credit facility and the incurrence of additional debt under this facility as if these transactions occurred as of March 31, 2001 for the unaudited pro forma combined balance sheet and as of January 1, 2000 for the unaudited pro forma combined statements of earnings.

    In connection with our separation from Bristol-Myers Squibb, we expect to assume or incur approximately $500 million in debt under a $600 million senior unsecured credit facility that Bristol-Myers Squibb will enter into prior to the distribution date. Of this amount, we expect that Bristol-Myers Squibb will incur approximately $380 million under this credit facility that we will assume on the distribution date. In addition, we expect to borrow under the credit facility an additional amount of approximately $120 million on the distribution date of which approximately $70 million will be used to fund costs and expenses expected to be incurred in connection with the separation and approximately
$50 million will be retained as working capital. The debt we will assume from Bristol-Myers Squibb represents the portion of Bristol-Myers Squibb's liabilities that we and Bristol-Myers Squibb determined would result, together with the planned additional borrowings under the credit facility, in the most appropriate capital structure for us as a stand-alone entity. After the distribution date we may incur up to $100 million of additional debt under this credit facility, or enter into a separate revolving credit facility, to fund our capital expenditure requirements and provide additional working capital. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of the senior unsecured credit facility and our liquidity needs following the separation.

    The unaudited pro forma combined balance sheet and statements of earnings included in this information statement have been derived from the combined financial statements and the unaudited interim combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. Bristol-Myers Squibb did not account for us as, and we were not operated as, a separate, stand-alone entity for the periods presented.

                                     ZIMMER
               UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                            PRO-FORMA
                                                              HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                              ----------   -----------   ---------
Net Sales...................................................     $286          $--         $ 286

Expenses
  Cost of products sold.....................................       82           --            82
  Selling...................................................       60           --            60
  Marketing, promotion and distribution.....................       44           --            44
  Research and development..................................       18           --            18
  General and administrative................................       25           --            25
  Interest expense..........................................       --            7(A)          7
                                                                 ----          ---         -----
                                                                  229            7           236
                                                                 ----          ---         -----
Earnings before income taxes................................       57           (7)           50
Provision for income taxes..................................       21           (2)(B)        19
                                                                 ----          ---         -----
Net Earnings................................................     $ 36          $(5)        $  31
                                                                 ====          ===         =====

Unaudited pro forma net earnings per share:
  Basic (C).................................................                               $0.16
  Diluted (D)...............................................                               $0.16
Average shares used in computing unaudited pro forma net
  earnings per share (in millions):
  Basic (C).................................................                                 194
  Diluted (D)...............................................                                 195

  SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.

                                     ZIMMER

               UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                            PRO FORMA
                                                              HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                              ----------   -----------     ---------
Net sales...................................................    $1,041         $ --         $1,041

Expenses:
  Cost of products sold.....................................       291           --            291
  Selling...................................................       207           --            207
  Marketing, promotion and distribution.....................       153           --            153
  Research and development..................................        52           --             52
  General and administrative................................        70           --             70
  Interest expense..........................................        --           29 (A)         29
                                                                ------         ----         ------
                                                                   773           29            802
                                                                ------         ----         ------
Earnings before income taxes................................       268          (29)           239
Provision for income taxes..................................        92          (10)(B)         82
                                                                ------         ----         ------
Net earnings................................................    $  176         $(19)        $  157
                                                                ======         ====         ======

Unaudited pro forma net earnings per share:
  Basic (C).................................................                                $ 0.81
  Diluted (D)...............................................                                $ 0.81
Average shares used in computing unaudited pro forma net
  earnings per share (in millions):
  Basic (C).................................................                                   194
  Diluted (D)...............................................                                   195

  SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.

                                     ZIMMER
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 2001
                             (DOLLARS IN MILLIONS)

                                                                            PRO FORMA
                                                              HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                              ----------   -----------     ---------
Assets:
  Cash......................................................     $ --         $  50 (E)      $ 50
  Receivables, net..........................................      196            --           196
  Inventories...............................................      160            --           160
  Prepaid expenses..........................................       42            --            42
  Deferred income taxes.....................................       39            --            39
                                                                 ----         -----          ----
    Total current assets....................................      437            50           487
  Property, plant and equipment, net........................      122            --           122
  Other assets, net.........................................       60            --            60
                                                                 ----         -----          ----
  Total assets..............................................     $619         $  50          $669
                                                                 ====         =====          ====

Liabilities and Net Investment in Zimmer:
  Accounts payable..........................................      $63         $  --           $63
  Accrued expenses..........................................      142            --           142
  Foreign taxes payable.....................................       12            --            12
  Due to Bristol-Myers Squibb...............................      190          (190)(F)        --
                                                                 ----         -----          ----
    Total current liabilities...............................      407          (190)          217
  Long-term debt............................................       --           500 (E)       500
                                                                 ----         -----          ----
    Total liabilities.......................................      407           310           717
  Other comprehensive income................................        5            --             5
  Net Investment in Zimmer..................................      207          (207)(G)        --
  Net Equity................................................       --           (53)(H)       (53)
                                                                 ----         -----          ----
Total Liabilities and Net Investment in Zimmer..............     $619         $  50          $669
                                                                 ====         =====          ====

  SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.

                                    NOTES TO
               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The accompanying unaudited pro forma combined financial statements have been prepared giving effect to the distribution, the assumption of debt under Bristol-Myers Squibb's senior unsecured credit facility and the incurrence of additional debt under this facility as if these transactions had occurred as of March 31, 2001 for the unaudited pro forma combined balance sheet and as of January 1, 2000 for the unaudited pro forma combined statements of earnings. These unaudited pro forma combined financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the pro forma results of operations and financial position. This information should be read in conjunction with our historical financial statements and corresponding notes included elsewhere in this information statement. The pro forma adjustments to the accompanying historical financial information as of and for the three months ended March 31, 2001 and for the year ended December 31, 2000 are described below:

    (A) Reflects interest expense related to approximately $500 million in debt that we expect to assume or incur under a senior unsecured credit facility described below in Note (E). For our current expected investment grade rating from Standard and Poor's and from Moody's, the applicable interest rate under the credit facility is expected to be the applicable LIBOR rate plus 125 basis points. Interest expense was calculated using an annual interest rate of 5.7 percent and assumes constant debt levels throughout the year. Our interest expense may be lower or higher if LIBOR rates or our credit rating changes. A 1/8% change to the annual interest rate would change net earnings by $0.4 million on an annual basis.

    (B) Reflects the tax effect of the pro forma adjustment to interest expense using a combined U.S. Federal and state tax rate.

    (C) The number of shares used to compute basic earnings per share is based on the number of shares of Zimmer common stock assumed to be outstanding on the distribution date (based on the number of shares of Bristol-Myers Squibb common stock outstanding on June 25, 2001, excluding treasury stock and assuming no exercise of outstanding options) assuming a distribution ratio of one share of Zimmer common stock for every ten shares of Bristol-Myers Squibb common stock.

    (D) The number of shares used to compute diluted earnings per share is based on the number of shares of common stock for Zimmer determined as described in Note (C), plus the incremental shares outstanding assuming the exercise of dilutive stock options and restricted stock, including Bristol-Myers Squibb stock options and restricted stock held by Zimmer employees converted into Zimmer stock options and restricted stock in connection with the divestiture. The actual number of Bristol-Myers Squibb stock options and shares of restricted stock we will assume will not be determined until after the distribution, when the actual ratio for the conversion of Bristol-Myers Squibb stock options and restricted stock into our stock options and restricted stock, respectively, will be determined as described under "Arrangements between Bristol-Myers Squibb and Zimmer--Employee Benefits Agreement" and "Management--Retention Agreements."

    (E) Reflects our assumption or incurrence of debt of approximately
       $500 million under a senior unsecured credit facility that Bristol-Myers Squibb will enter into prior to the distribution date, presented on our unaudited pro forma combined balance sheet as long-term debt. Of this amount, we expect that Bristol-Myers Squibb will incur approximately $380 million under this credit facility that we will assume on the distribution date and for which we will not receive any proceeds. The following outlines the allocation of the $500 million of debt we will assume or incur:

       AMOUNT
   DEBIT/(CREDIT)
---------------------
    (IN MILLIONS)                                 (MILLIONS)
        $(500)           Represents the incurrence of long-term debt.

          207 Represents Bristol-Myers Squibb's net investment in us as described in (G) below.

          190            Represents the satisfaction of amounts due to Bristol-Myers
                         Squibb as noted in (F) below.

           70            Represents amounts to fund costs and expenses that are
                         expected to be incurred in connection with the separation.
                         For purposes of the unaudited pro forma combined balance
                         sheet, these costs and expenses have been reflected as a
                         component of net equity, as noted in (H) below.

           50            Represents cash retained as working capital.
        -----

       $ (17)            Represents the reclassification of Bristol-Myers Squibb's
 ------------            remaining net investment in us as net equity, after giving
 ------------            effect to the assumption by us of certain debt from
                         Bristol-Myers Squibb and the satisfaction of amounts due to
                         Bristol-Myers Squibb as described in this note (E).

       We expect that $190 million of amounts due to Bristol-Myers Squibb as of the distribution date either will be forgiven by Bristol-Myers Squibb under the terms of the Contribution and Distribution Agreement or repaid with proceeds from additional debt that we borrow under the senior unsecured credit facility. To the extent that we incur additional debt under the credit facility to repay obligations due to Bristol-Myers Squibb as of the distribution date, the amount of debt that we assume from Bristol-Myers Squibb will be reduced by a corresponding amount so that the total amount of debt outstanding under the credit facility after giving effect to our separation from Bristol-Myers Squibb will not exceed approximately $500 million. The approximately $380 million in debt we will assume from Bristol-Myers Squibb, or incur to the extent we repay the $190 million of amounts due to Bristol-Myers Squibb as described above, represents the portion of Bristol-Myers Squibb's liabilities that we and Bristol-Myers Squibb determined would result, together with the planned additional borrowings of $120 million under the credit facility, in the most appropriate capital structure for us as a stand-alone entity. We and Bristol-Myers Squibb determined the amount of debt that we would assume after considering our ability to service the initial level of debt, our ability to finance current and future growth initiatives and the capital structure of comparable companies.

    (F) Reflects the satisfaction of $190 million of amounts due to Bristol-Myers Squibb.

    (G) Reflects the elimination of Bristol-Myers Squibb's net investment in Zimmer and the issuance of Zimmer stock.

    (H) Reflects the reclassification of Bristol-Myers Squibb's remaining net investment in us of $17 million as net equity, as described in (E) above, less $70 million of separation costs and expenses. Except for $14 million of these costs and expenses reflected in our results of operations for the first quarter of 2001, these costs and expenses have not been reflected in the unaudited pro forma combined income statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    You should read the following discussion in conjunction with the combined financial statements and the corresponding notes and the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this information statement. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward looking statements. Please see "Forward Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

OVERVIEW

    We are a global leader in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products. Orthopaedic reconstructive implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Fracture management products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body's natural healing process. We also manufacture and market other products relating to orthopaedic and general surgery. With operations in approximately 20 countries and our products marketed in approximately 70 countries, we manage our operations by three geographic regions--the Americas, Asia Pacific and Europe.

    SEPARATION FROM BRISTOL-MYERS SQUIBB

    We were incorporated under the laws of the state of Delaware on January 12, 2001 as a wholly owned subsidiary of Bristol-Myers Squibb. We have not commenced operations, only have nominal assets and liabilities and have no contingent liabilities or commitments. We will have no material assets, liabilities or activities as a separate corporate entity until the contribution to us by Bristol-Myers Squibb of the orthopaedics business described in this information statement, which is expected to occur prior to the distribution. Bristol-Myers Squibb conducted this business through a division comprised of Zimmer, Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb, Zimmer, Inc.'s wholly owned subsidiaries and certain other Bristol-Myers Squibb-owned Zimmer operations. Following the distribution, we will be an independent public company and Bristol-Myers Squibb will have no continuing stock ownership in us.

    Prior to the distribution, we will enter into several agreements with Bristol-Myers Squibb in connection with, among other things, interim services. Pursuant to the interim services agreement that we will enter into prior to the distribution, Bristol-Myers Squibb will agree to provide us, on an interim, transitional basis, with various services, which include, but are not limited to, employee benefits administration and information technology services.

    The interim services agreement will set forth charges generally intended to allow Bristol-Myers Squibb to recover fully the allocated costs of providing the services, plus all out-of-pocket costs and expenses. With limited exceptions, these interim services are not expected to extend beyond the 12 month period following the distribution. We cannot assure you that the interim services agreement will reflect the costs of providing these services internally or of obtaining the services from unrelated third parties under new agreements. For a more detailed discussion of the interim services agreement, please see "Arrangements between Bristol-Myers Squibb and Zimmer." The interim services agreement, along with other arrangements with Bristol-Myers Squibb described under "Arrangements between Bristol-Myers Squibb and Zimmer", are not expected to have a material impact on our operating results.

    We estimate that we will incur approximately $70 million in costs, fees and expenses relating to our separation from Bristol-Myers Squibb and the distribution. These costs, fees and expenses will be primarily related to retention bonuses, legal separation matters, professional expenses and costs of producing, printing, mailing and otherwise distributing this information statement. Except for these anticipated $70 million of costs related to the separation and the distribution and the ongoing interest cost associated with debt incurred as of the distribution date, we do not currently anticipate that the costs resulting from our separation from Bristol-Myers Squibb will materially impact our cost structure as reflected in our historical combined results.

    Our combined financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the business to be transferred to us from Bristol-Myers Squibb as part of the separation. The financial information discussed below and included in this information statement, however, may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented. Because prior to the separation a direct ownership relationship did not exist among all our various units, Bristol-Myers Squibb's net investment in us is shown in lieu of stockholders' equity in the combined financial statements.

    The combined financial statements include allocations of Bristol-Myers Squibb's expenses, assets and liabilities, including the items described below.

    SHARED SERVICES. Bristol-Myers Squibb historically has provided us with various shared services, which include, but are not limited to:

    - insurance administration;                - internal audit;

    - treasury administration;                 - corporate aviation and related services;

    - payroll administration;                  - telecommunications;

    - employee compensation and benefits       - computing services;
      administration;

    - travel and meeting planning services;    - corporate income tax administration; and

    - public and investor relations;           - selected legal functions.

    - real estate services;

    Allocations of expenses for these services are reflected in the general and administrative line item in our combined statements of earnings and amounted to $30 million, $29 million and $27 million for the years ended December 31, 2000, 1999 and 1998, respectively. The cost of these services could be different if obtained from other sources and our combined financial statements do not necessarily include all the expenses that would have been incurred had we been a separate, stand-alone entity for the periods presented. We believe, however, that the methods used to allocate the expenses of these shared services to us are reasonable and that the total amount of expense charged to us for these services is a reasonable representation of the expenses we would have incurred if we had performed these functions as a stand-alone company.

    RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS. Historically all of our employees were covered under Bristol-Myers Squibb's retirement plans and other postretirement benefit plans which primarily provide medical and group life insurance benefits. Included in our combined financial statements are allocations for expenses attributed to Zimmer employees participating in these plans. Assets and liabilities associated with these Bristol-Myers Squibb plans have not been included in our financial statements.

    INCOME TAXES. Our income tax expense has been recorded as if we filed tax returns separate from Bristol-Myers Squibb notwithstanding that some of our operations were historically included in the consolidated income tax returns filed by Bristol-Myers Squibb and that most of the related income taxes were paid by Bristol-Myers Squibb. Bristol-Myers Squibb was managing its tax position for the benefit of its entire portfolio of businesses. Bristol-Myers Squibb's tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company.

    CASH. Bristol-Myers Squibb has managed cash and the financing of its operations on a centralized basis. Our cash earnings, net of capital and other cash requirements, are generally transferred to Bristol-Myers Squibb on a regular basis and are generally netted against the owner's net investment account. As a result, none of Bristol-Myers Squibb's cash or cash equivalents was allocated to us in our combined financial statements.

    REVENUE

    We derive our revenue from sales of reconstructive implants, fracture management products and other products. We market our products globally, primarily through a network of approximately 1,100 sales and service associates, approximately 750 of whom are employed by independent distributors and approximately 350 of whom we employ directly. We recognize revenue when we ship products to customers.

    COSTS AND OPERATING EXPENSES

    Our cost of products sold consists primarily of costs for materials, labor and manufacturing overhead. Our selling expenses and marketing, promotion and distribution expenses consist primarily of salaries, commissions, benefits, shipping, customer service, brand management, market research, instruments, samples and promotional materials and other miscellaneous items. Instruments are hand-held surgical tools used by orthopaedic surgeons during total joint and other surgical procedures. Instruments are important surgical support tools and are often a critical factor in influencing a surgeon's choice of implant. Our research and development expenses consist primarily of costs for new product development. Our general and administrative expenses consist primarily of salaries, benefits and allocations of costs for shared services.

    SEASONALITY

    Seasonal variations in elective surgeries, which tend to slow in summer months in most markets and during January in Asia, may cause modest fluctuations in revenue.

    OPERATING TRENDS

    We believe that technological advances will continue to make joint replacement a more attractive option for patients considering whether to have a procedure performed. For example, because of improvements in implant fixation, surgical technique and prosthetic component wear characteristics, reconstructive implants are more widely used and more clinically successful today than ever before. We anticipate that more reproducible surgical procedures, improved instrumentation systems and greater wear resistance of the prosthetic joint surfaces will expand the future success of, and stimulate growth for, joint reconstruction.

    In addition, we believe that the aging baby boom population in the United States and around the world, the large number of patients with aging primary total joint implants and the use of joint replacement in more active, younger patients will help drive growth for reconstructive implants over the next decade. We also expect the clinical success of knee implants in the United States, the recent clinical success of these implants in Europe and the Asia Pacific region, as well as improved training of orthopaedic surgeons and access to orthopaedic healthcare in developing economies, to increase the incidence of reconstructive knee surgery outside of the United States.

    Demand for our products may change, in certain cases, in ways we may not anticipate because of evolving surgical philosophies, industry standards and customer needs, as well as the introduction of new products and technologies. Without the timely introduction of new products and enhancements to existing products, our products may become obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend on several factors, including our ability to:

    - properly identify and anticipate customer needs;

    - commercialize new products in a timely manner;

    - manufacture and deliver products in sufficient volumes on time;

    - differentiate our offerings from competitors' offerings;

    - achieve positive clinical outcomes and effectively address customer and patient needs;

    - satisfy the increased demands by healthcare payors, providers and patients for shorter hospital stays, faster post-operative recovery and lower cost-procedures.

    - innovate and develop new materials, product designs and surgical techniques; and

    - provide adequate medical education relating to new products and attract key surgeons to advocate these new products.

    New materials, product designs and surgical techniques that we develop may not be accepted quickly in some or all markets because of, among other factors:

    - entrenched patterns of clinical practice;

    - the need for regulatory clearance; and

    - uncertainty over third-party reimbursement.

    In addition, ongoing cost-containment pressures from managed care and hospital buying groups in the United States and government organizations in Europe and the Asia Pacific region have generated over the past decade industry-wide net declines in base prices for reconstructive implants, fracture management products and other related products. Base prices, however, generally have stabilized in more recent years in the United States and some of these other regions.

    IMPACT OF FOREIGN EXCHANGE RATES

    We sell our products in many countries and a portion of our sales, costs and expenses is denominated in foreign currencies, primarily in the Japanese Yen and the Euro. In 2000 as compared to 1999, foreign exchange rate fluctuations caused minor effects on our sales and earnings. In 1999 as compared to 1998, foreign exchange rate fluctuations positively affected our sales and earnings. Our currency exposures historically have been at least partially hedged with derivatives as part of Bristol-Myers Squibb's global hedging program, which is designed to minimize exposure to foreign exchange rate fluctuations. Please see "Market Risk" for more information on our exposure to foreign exchange rate fluctuations.

    SEGMENTS

    We manage our operations by three geographic areas--the Americas, which is comprised principally of the United States and includes the remaining countries in the Western Hemisphere; Asia Pacific, which is comprised principally of Japan and includes other Asian and Pacific markets; and Europe, which is comprised principally of Europe and includes the Middle East and Africa.

RESULTS OF OPERATIONS

    The following table sets forth our combined results from operations for the periods indicated:

RESULTS OF OPERATIONS

DOLLARS IN MILLIONS

                                                          PERCENTAGE
                                                      INCREASE (DECREASE)                                        PERCENTAGE
                                                      -------------------                                    INCREASE (DECREASE)
                                   THREE MONTHS                                       YEAR ENDED             -------------------
                                  ENDED MARCH 31,     FIRST QUARTER 2001             DECEMBER 31,
                                -------------------          OVER           ------------------------------   2000 VS.   1999 VS.
                                  2001       2000     FIRST QUARTER 2000      2000       1999       1998       1999       1998
                                --------   --------   -------------------   --------   --------   --------   --------   --------
                                    (UNAUDITED)
NET SALES.....................    $286       $254             13%            $1,041      $939       $861        11%         9%

EXPENSES:
  Cost of products sold.......      82         70             17                291       269        265         8          2
  Selling.....................      60         52             15                207       182        165        14         10
  Marketing, promotion and
    distribution..............      44         42              5                153       143        115         7         24
  Research and development....      18         12             50                 52        45         36        16         25
  General and
    administrative............      25         19             32                 70        69         69         1         --
                                  ----       ----             --             ------      ----       ----        --         --
                                   229        195             17                773       708        650         9          9
                                  ----       ----             --             ------      ----       ----        --         --
EARNINGS BEFORE INCOME
  TAXES.......................      57         59             (3)               268       231        211        16         10
Provision for income taxes....      21         20              5                 92        81         66        14         23
                                  ----       ----             --             ------      ----       ----        --         --
NET EARNINGS..................    $ 36       $ 39             (8)%           $  176      $150       $145        17%         3%
                                  ====       ====             ==             ======      ====       ====        ==         ==

THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

    NET SALES

    Net sales grew by 13 percent for the three months ended March 31, 2001 compared to the same period in 2000. Sales growth reflected strong demand for our reconstructive implants, which was aided in part by the introduction of new products. This increase was comprised of a 15 percent increase due to volume and changes in the mix of our product sales, a one percent increase due to higher average selling prices and a three percent decrease due to foreign exchange rate fluctuations. Geographically, growth was driven by a 19 percent increase in sales in the Americas and a 10 percent increase in sales in Europe.

    The following tables set forth our sales by geographic region and product category for the three months ended March 31, 2001 and 2000:

NET SALES BY GEOGRAPHIC REGION

DOLLARS IN MILLIONS

                                                                       PERCENTAGE
                                                                   INCREASE (DECREASE)
                                                THREE MONTHS       -------------------
                                               ENDED MARCH 31,     FIRST QUARTER 2001
                                             -------------------          OVER
GEOGRAPHIC REGION                              2001       2000     FIRST QUARTER 2000
-----------------                            --------   --------   -------------------
Americas...................................    $193       $162             19%
Asia Pacific...............................      61         63             (3)
Europe.....................................      32         29             10
                                               ----       ----
Total......................................    $286       $254             13%
                                               ====       ====             ==

NET SALES BY PRODUCT CATEGORY

DOLLARS IN MILLIONS

                                                                       PERCENTAGE
                                                                   INCREASE (DECREASE)
                                                THREE MONTHS       -------------------
                                               ENDED MARCH 31,     FIRST QUARTER 2001
                                             -------------------          OVER
PRODUCT CATEGORY                               2001       2000     FIRST QUARTER 2000
----------------                             --------   --------   -------------------
Reconstructive implants....................    $213       $187             14%
Fracture management........................      33         32              3
Other......................................      40         35             14
                                               ----       ----
Total......................................    $286       $254             13%
                                               ====       ====             ==

    Net sales in the Americas increased 19 percent to $193 million in the three months ended March 31, 2001 compared to the same period in 2000, led by growth in the southeast region of the United States and at targeted teaching hospitals throughout the United States. This increase was comprised of a 16 percent increase due to volume and changes in the mix of our product sales, together with a three percent increase due to higher average selling prices. Knee sales increased 21 percent led by growth in sales of the NexGen-Registered Trademark-Legacy-Registered Trademark- Posterior Stabilized knee, as well as the recently introduced NexGen-Registered Trademark- Legacy-Registered Trademark- Posterior Stabilized Flex knee, a product designed to accommodate deeper flexion than standard knee implants. Growth in sales of the M/G-TM- Uni knee, which increased 400 percent during this period compared to the same period in 2000 as a result of the introduction of a new system of less invasive instrumentation to address the growing market interest in less invasive approaches to orthopaedic procedures, also contributed to this increase in knee sales. Hip sales increased 26 percent, driven by strong sales of our VerSys-Registered Trademark- porous hip stems, the continuing introduction of ZMR-Registered Trademark-, our modular revision hip product, the initial launch of the Implex line of trabecular metal acetabular cups and increased sales of Trilogy-Registered Trademark- cups incorporating Longevity-Registered Trademark-, our highly cross-linked ployethylene liners. Fracture management product sales increased seven percent primarily due to higher average selling prices.

    Net sales in the Asia Pacific region decreased three percent to $61 million in the three months ended March 31, 2001 compared to the same period in 2000. This decrease was comprised of an eight percent increase due to volume and changes in the mix of our product sales, a two percent decrease due to lower average selling prices and a nine percent decrease due to foreign exchange rate fluctuations. The lower average selling prices were the result of expected reductions in Japan in government reimbursement prices for reconstructive implants, which went into effect during 2000. Knee sales decreased nine percent, or one percent excluding foreign exchange rate fluctuations. Hip sales decreased six percent, or increased three percent excluding foreign exchange rate fluctuations, driven primarily by strong sales of VerSys-Registered Trademark- porous hip stems and Trilogy-Registered Trademark- cups. Fracture management product sales decreased three percent, or increased six percent excluding foreign exchange rate fluctuations, reflecting continuing strong M/DN-Registered Trademark- nail sales which were partially offset by lower sales of compression hip screws compared to the prior year.

    Net sales in Europe increased ten percent to $32 million in the three months ended March 31, 2001 compared to the same period in 2000, driven by higher sales in the United Kingdom, Germany, Spain, France and Italy. This increase was comprised of a 19 percent increase due to volume and changes in the mix of our product sales offset by a nine percent decrease due to foreign exchange rate fluctuations. Knee sales increased 14 percent, or 24 percent excluding foreign exchange rate fluctuations, driven by strong sales of the NexGen-Registered Trademark- Legacy-Registered Trademark- system of knee prostheses. Hip sales increased eight percent, or 17 percent excluding foreign exchange rate fluctuations, supported by the introduction of ZMR-Registered Trademark- and our offering of specialized hip products that appeal to European surgical philosophies, such as CPT-Registered Trademark-, SKF/SKT-Registered Trademark- and the Mercure-Registered Trademark- hip. Fracture management product sales decreased seven percent but remained unchanged excluding foreign exchange rate fluctuations.

    Overall, our worldwide reconstructive implant sales increased by 14 percent to $213 million, or 17 percent excluding foreign exchange rate fluctuations, in the three months ended March 31, 2001 compared to the same period in 2000. Overall knee sales increased by 13 percent to $114 million, or 17 percent excluding foreign exchange rate fluctuations, driven primarily by strong sales of NexGen-Registered Trademark- Legacy-Registered Trademark- knee prostheses across all regions. Hip sales increased by 15 percent to $92 million, or 18 percent excluding foreign exchange rate fluctuations, reflecting increased market penetration of our porous hip stems and Trilogy-Registered Trademark-cups in the Americas and the Asia Pacific region.

    Our fracture management product sales increased worldwide by three percent to $33 million, or six percent excluding foreign exchange rate fluctuations, in the three months ended March 31, 2001 compared to the same period in 2000. This increase was due to continuing strong sales of our M/DN-Registered Trademark-nail and higher average selling prices in all regions. Our other sales increased by 14 percent overall to $40 million in the three months ended March 31, 2001 compared to the same period in 2000. This increase was driven primarily by sales of distributed powered instruments and arthroscopy products in the Asia Pacific region and the introduction of new orthopaedic blood management systems in the Americas.

    EXPENSES

    Total costs and expenses as a percentage of net sales were 80 percent in the three months ended March 31, 2001, or 75 percent excluding $14 million of separation costs for professional fees and an employee retention program, as compared to 77 percent in the three months ended March 31, 2000.

The following table sets forth our expenses as a percentage of net sales for the three months ended March 31, 2001 and 2000:

EXPENSES AS A PERCENTAGE OF NET SALES

                                                  THREE MONTHS ENDED MARCH 31,
                                                  -----------------------------
                                                      2001            2000
                                                  -------------   -------------
NET SALES.......................................       100%            100%

EXPENSES:
  Cost of products sold.........................        29              28
  Selling.......................................        21              21
  Marketing, promotion, and distribution........        15              16
  Research and development......................         6               5
  General and administrative....................         9               7
                                                       ---             ---
                                                        80              77
                                                       ---             ---
EARNINGS BEFORE INCOME TAXES....................        20              23
  Provision for Income Taxes....................         7               8
                                                       ---             ---
NET EARNINGS....................................        13%             15%
                                                       ===             ===

    COST OF PRODUCTS SOLD. Cost of products sold as a percentage of net sales increased to 29 percent and remained at 28 percent, excluding separation costs of $3 million, in the three months ended March 31, 2001 compared to the three months ended March 31, 2000, with savings from productivity and higher volumes offset by the impact of lower revenues from foreign exchange rate fluctuations.

    SELLING. Selling expenses as a percentage of net sales remained at 21 percent in the three months ended March 31, 2001 as compared to the three months ended March 31, 2000.

    MARKETING, PROMOTION AND DISTRIBUTION. Marketing, promotion and distribution expenses as a percentage of net sales decreased to 15 percent in the three months ended March 31, 2001 as compared with 16 percent for the three months ended March 31, 2000. This decline relates to lower distribution expenses in the Americas where for the three months ended March 31, 2000, $6 million of costs, or 2 percent of net sales, were incurred in connection with the termination of a distribution agreement and associated reductions in workforce.

    RESEARCH AND DEVELOPMENT. Research and development as a percentage of net sales in the three months ended March 31, 2001 increased to six percent from five percent in the three months ended March 31, 2000. The increase was due to higher spending on research and development activities as we focused on broadening our product offerings. In the three months ended March 31, 2001, we increased spending on development of surgical techniques and innovative instrumentation designed for less invasive approaches to orthopaedic procedures. We also increased spending on development of products incorporating trabecular metal. The increase was also due, in part, to higher spending on surgeon consulting in support of design and concept testing of new products, greater demand for post-market clinical studies and prospective and retrospective clinical evaluations.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses as a percentage of net sales increased to nine percent in the three months ended March 31, 2001 from seven percent in the three months ended March 31, 2000 due primarily to costs associated with our separation from Bristol-Myers Squibb. Excluding $7 million of separation costs for professional fees and an employee retention program, general and administrative expenses as a percentage of net sales decreased to six percent in the three months ended March 31, 2001 as a result of workforce reductions in 2000 in the Asia Pacific region and strict expense controls across all regions.

    CHANGES IN STRATEGY AND ORGANIZATIONAL STRUCTURE. During the three months ended March 31, 2000, we terminated a license and distribution agreement and committed to reduce the size of our organization in areas affected by these changes. As a result, in the first quarter 2000, we recorded pretax charges of $6 million in marketing, promotion and distribution for employee severance and costs associated with terminating the distribution agreement.

    NET EARNINGS

    Net earnings decreased eight percent to $36 million in the three months ended March 31, 2001 from $39 million in the three months ended March 31, 2000 due primarily to costs associated with our separation from Bristol-Myers Squibb. Excluding $14 million of pretax, or $10 million of after tax, separation costs for professional fees and an employee retention program, our net earnings increased 18 percent in the three months ended March 31, 2001 compared to the same period in 2000. This 18 percent increase in net earnings in the three months ended March 31, 2001 was driven by growth of 13 percent in net sales combined with a decrease in our total expenses, excluding separation costs, as a percentage of net sales, which were partially offset by an increase in our effective tax rate. Total expenses as a percentage of net sales, excluding the separation costs, decreased to 75 percent in the three months ended March 31, 2001 from 77 percent in the three months ended March 31, 2000. This decrease is attributable to reductions in marketing, promotion and distribution and general and administrative expenses, excluding separation costs, relative to net sales in the three months ended March 31, 2001. The effective tax rate increased from 34 percent to 37 percent as a result of lower tax credits and the non-deductibility of certain separation costs.

    Net earnings in periods subsequent to the distribution will be reduced by the cost of interest expense associated with the approximately $500 million in debt to be assumed or incurred as of the distribution date. See "Unaudited Pro Forma Combined Financial Statements" for a more detailed discussion of this interest cost and the associated debt.

    OPERATING PROFIT

    The following table sets forth our operating profit by segment for the three months ended March 31, 2001 and 2000:

OPERATING PROFIT BY SEGMENT

PERCENT OF NET SALES

                                                 THREE MONTHS ENDED MARCH 31,
                                                -------------------------------
SEGMENT                                             2001               2000
-------                                         ------------       ------------
Americas......................................       49%                49%
Asia Pacific..................................       41                 40
Europe........................................       13                 17

    Operating profit for the Americas as a percent of net sales remained at 49 percent in the three months ended March 31, 2001 as compared with the three months ended March 31, 2000, reflecting the favorable effects of increased sales of higher margin products and higher average selling prices which were partially offset by higher marketing, promotion and distribution costs.

    Operating profit for the Asia Pacific region as a percent of net sales increased to 41 percent in the three months ended March 31, 2001 from 40 percent in the three months ended March 31, 2000 due to reduced operating expenses driven by reductions in workforce in the region.

    Operating profit for Europe as a percent of net sales decreased to 13 percent in the three months ended March 31, 2001 from 17 percent in the three months ended March 31, 2000, due principally to unfavorable foreign exchange rate fluctuations.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999 AND YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    NET SALES

    Net sales grew by 11 percent in 2000. Sales growth reflected strong demand for our reconstructive implants and fracture management products, which was aided in part by the introduction of new products. This increase was comprised of a 10 percent increase due to volume and changes in the mix of our product sales, a one percent increase due to higher average selling prices and no change due to foreign exchange rate fluctuations. Geographically, growth was driven by a 11 percent increase in sales in the Americas and a 13 percent increase in the Asia Pacific region.

    Net sales grew by nine percent in 1999, or seven percent excluding foreign exchange rate fluctuations. Sales growth reflected increased demand for our reconstructive implants and fracture management products. This increase was comprised of a seven percent increase due to volume and changes in the mix of our product sales, a two percent increase due to foreign exchange rate fluctuations and no change due to selling prices. Sales in the Asia Pacific region grew by 24 percent, driven in part by a strengthening Yen that aided sales growth in Japan. Sales growth was five percent in the Americas and three percent in Europe, where weakening local currencies hurt sales.

    The following tables set forth our sales by geographic region and product category for the years ended December 31, 2000, 1999 and 1998:

NET SALES BY GEOGRAPHIC REGION

DOLLARS IN MILLIONS

                                                                              PERCENTAGE
                                                                          INCREASE (DECREASE)
                                            YEAR ENDED DECEMBER 31,       -------------------
                                         ------------------------------   2000 VS.   1999 VS.
GEOGRAPHIC REGION                          2000       1999       1998       1999       1998
-----------------                        --------   --------   --------   --------   --------
Americas...............................     $655      $588       $559        11%         5%
Asia Pacific...........................      265       235        189        13         24
Europe.................................      121       116        113         4          3
                                          ------      ----       ----
Total..................................   $1,041      $939       $861        11%         9%
                                          ======      ====       ====        ==         ==

NET SALES BY PRODUCT CATEGORY

DOLLARS IN MILLIONS

                                                                              PERCENTAGE
                                                                          INCREASE (DECREASE)
                                            YEAR ENDED DECEMBER 31,       -------------------
                                         ------------------------------   2000 VS.   1999 VS.
PRODUCT CATEGORY                           2000       1999       1998       1999       1998
----------------                         --------   --------   --------   --------   --------
Reconstructive implants................     $764      $679       $609        13%        11%
Fracture management....................      124       113        103        10         10
Other..................................      153       147        149         4         (1)
                                          ------      ----       ----
Total..................................   $1,041      $939       $861        11%         9%
                                          ======      ====       ====        ==         ==

    YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999. Net sales in the Americas increased 11 percent in 2000 to $655 million, led by growth in the southeast region of the United States and at targeted teaching hospitals throughout the United States. This increase was comprised of a nine percent increase due to volume and changes in the mix of our product sales, together with a two percent increase due to higher average selling prices. Knee sales increased 10 percent led by growth in sales of the NexGen-Registered Trademark- Legacy-Registered Trademark- Posterior Stabilized knee. Hip sales increased 19 percent, driven by strong sales of our VerSys-Registered Trademark-porous hip stems, the introduction of ZMR-Registered Trademark-, our new modular revision hip product, and increased sales of Trilogy-Registered Trademark- cups incorporating Longevity-Registered Trademark-, our highly cross-linked polyethylene liners. Fracture management product sales increased nine percent with the ongoing introduction of our new Periarticular Plating System and the M/DN-Registered Trademark- nail.

    Net sales in the Asia Pacific region increased 13 percent in 2000 to $265 million, driven by the introduction of new products in our reconstructive implant and fracture management product lines. This increase was comprised of an eight percent increase due to volume and changes in the mix of our product sales, a one percent decrease due to lower average selling prices and a six percent increase due to foreign exchange rate fluctuations. The lower average selling prices were the result of reductions in Japan in government reimbursement prices for reconstructive implants, which went into effect during 2000. Knee sales increased 14 percent, or 10 percent excluding foreign exchange rate fluctuations, driven by the introduction of the NexGen-Registered Trademark- Legacy-Registered Trademark- Posterior Stabilized Flex knee, a product designed to accommodate deep knee flexion, which is more common in day-to-day activities in Asia. Hip sales increased seven percent, or two percent excluding foreign exchange rate fluctuations, driven primarily by strong sales of VerSys-Registered Trademark- porous hip stems and Trilogy-Registered Trademark- cups. Fracture management product sales increased 13 percent, reflecting a net increase due to strong M/DN-Registered Trademark-nail sales offset by lower sales of compression hip screws compared to the prior year in which there was a new product launch.

    Net sales in Europe increased four percent in 2000 to $121 million, driven by higher sales in the United Kingdom, Germany, Spain, France and Italy. This increase was comprised of a 17 percent increase due to volume and changes in the mix of our product sales offset by a 13 percent decrease due to foreign exchange rate fluctuations. Knee sales increased three percent, or 17 percent excluding foreign exchange rate fluctuations, driven by strong sales of the NexGen-Registered Trademark- Legacy-Registered Trademark- system of knee prostheses. Hip sales increased five percent, or 17 percent excluding foreign exchange rate fluctuations, supported by the introduction of ZMR-Registered Trademark- and our offering of specialized hip products that appeal to European surgical philosophies, such as CPT-Registered Trademark-, SKF/SKT-Registered Trademark- and the Mercure-Registered Trademark- hip. Fracture management product sales increased two percent with the introduction of the M/DN-Registered Trademark- nail.

    Overall, our worldwide reconstructive implant sales increased by 13 percent in 2000 to $764 million. During this period, foreign exchange rate fluctuations had no effect on overall reconstructive implant sales. Knee sales increased by 10 percent to $414 million, or 11 percent excluding foreign exchange rate fluctuations, driven primarily by strong sales of NexGen-Registered Trademark-Legacy-Registered Trademark- knee prostheses across all regions. Hip sales increased by 14 percent to $329 million, or 13 percent excluding foreign exchange rate fluctuations, reflecting increased market penetration of our porous hip stems and Trilogy-Registered Trademark- cups in the Americas and the Asia Pacific region.

    Our fracture management product sales increased worldwide by 10 percent in 2000 to $124 million, or nine percent excluding foreign exchange rate fluctuations. This increase was driven primarily by sales of our recently launched M/DN-Registered Trademark- nail in all regions. Our other sales increased by four percent overall in 2000 to $153 million. This increase was driven primarily by sales of distributed powered instruments and arthroscopy products in the Asia Pacific region.

    YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998. Net sales in the Americas increased five percent in 1999 to $588 million. This increase was comprised of a four percent increase due to volume, changes in the mix of our product sales and a one percent increase due to higher average selling prices. Knee sales increased eight percent led by growth in sales of the NexGen-Registered Trademark- Legacy-Registered Trademark- Posterior Stabilized knee. Hip sales increased nine percent, driven by strong sales of our VerSys-Registered Trademark- porous hip stems and the introduction of our cemented revision hip, VerSys-Registered Trademark- CRC. The increase in fracture management product sales of five percent was driven by the introduction of the M/DN-Registered Trademark- nail.

    Net sales in the Asia Pacific region increased 24 percent in 1999 to $235 million. This increase was comprised of an 11 percent increase due to volume and changes in the mix of our product sales, no change in average selling prices and a 13 percent increase due to foreign exchange rate fluctuations. Knee sales increased 30 percent, or 17 percent excluding foreign exchange rate fluctuations, driven by higher sales of the NexGen-Registered Trademark- Legacy-Registered Trademark- Posterior Stabilized knee and a greater availability of inventory and related instruments within the region. Hip sales increased 21 percent, or seven percent excluding foreign exchange rate fluctuations, led by higher sales of VerSys-Registered Trademark-porous stems. Fracture management product sales, which increased 25 percent, were aided by the continuing introduction of TiVersa Fx-Registered Trademark-, our titanium compression hip screw, which we developed to meet the needs of the Asia Pacific region.

    Net sales in Europe increased three percent in 1999 to $116 million. This increase was comprised of a six percent increase due to volume and changes in the mix of our product sales, a one percent decrease due to lower average selling prices and a two percent decrease due to foreign exchange rate fluctuations. Knee sales increased four percent, or seven percent excluding foreign exchange rate fluctuations, with strong sales in the NexGen-Registered Trademark- Legacy-Registered Trademark- system of knee prostheses offset by declining sales of the previous generation Insall-Burstein II-Registered Trademark- knee. Hip sales decreased by one percent, but increased one percent excluding foreign exchange rate fluctuations, with lower sales of cemented stems offset by higher sales of porous stems. Fracture management product sales were even with prior year sales.

    Worldwide, our reconstructive implant sales increased 11 percent in 1999 to $679 million, an increase of nine percent excluding foreign exchange rate fluctuations. Knee sales increased 11 percent to $377 million, an increase of nine percent excluding foreign exchange rate fluctuations, due primarily to higher sales of NexGen-Registered Trademark- Legacy-Registered Trademark- knee prostheses across all regions. Hip sales increased by 11 percent to $289 million, an increase of eight percent excluding foreign exchange rate fluctuations, due to increased sales of our porous hip stems across all regions, reflecting a general industry shift to those products.

    Our worldwide fracture management product sales increased by 10 percent in 1999 to $113 million. Excluding foreign exchange rate fluctuations, fracture management product sales increased by six percent. This increase was driven primarily by the introduction of our M/DN-Registered Trademark- nail. Our other sales decreased one percent in 1999 to $147 million. This decrease resulted from lower sales of wound debridement products. In the Asia Pacific region, we signed a long-term agreement for the rights to distribute powered instruments and arthroscopy products throughout the region.

    EXPENSES

    Total costs and expenses as a percentage of net sales were 74 percent in 2000, 75 percent in 1999 and 76 percent in 1998.

    The following table sets forth our expenses as a percentage of net sales for the years ended December 31, 2000, 1999 and 1998:

EXPENSES AS A PERCENTAGE OF NET SALES

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      2000       1999       1998
                                                    --------   --------   --------
NET SALES.........................................    100%       100%       100%

EXPENSES:
  Cost of products sold...........................     28         29         31
  Selling.........................................     20         19         19
  Marketing, promotion and distribution...........     14         15         14
  Research and development........................      5          5          4
  General and administrative......................      7          7          8
                                                      ---        ---        ---
                                                       74         75         76
                                                      ---        ---        ---
EARNINGS BEFORE INCOME TAXES......................     26         25         24
  Provision for income taxes......................      9          9          7
                                                      ---        ---        ---
NET EARNINGS......................................     17%        16%        17%
                                                      ===        ===        ===

    COST OF PRODUCTS SOLD. Cost of products sold as a percentage of net sales decreased to 28 percent in 2000, compared to 29 percent in 1999, due to reductions in inventory related charges and investments in more efficient manufacturing equipment. Cost of products sold as a percentage of net sales decreased to 29 percent in 1999, compared to 31 percent in 1998, principally due to negotiated decreases in raw material costs, the rationalization of manufacturing operations and investment in more efficient manufacturing equipment. In 1998, we completed the closure of our manufacturing plants in New Philadelphia, Ohio and Swindon, England and consolidated production into our Warsaw, Indiana, Dover, Ohio and Ponce, Puerto Rico plants.

    SELLING. Selling expenses as a percentage of net sales in 2000 increased to 20 percent compared to 19 percent in 1999 and 1998. The increase in 2000 was principally due to the hiring of new sales associates and support personnel and increased commissions as a percentage of net sales due to a greater number of distributors exceeding sales targets. We believe our consistent investment in sales associates has been a key factor in driving growth in revenue and net earnings across product lines and geographic regions.

    MARKETING, PROMOTION AND DISTRIBUTION. Marketing, promotion and distribution expenses as a percentage of net sales in 2000 decreased to 14 percent from the 1999 level of 15 percent due to lower distribution expenses in the Asia Pacific region when selected distribution and customer service functions were consolidated. Marketing, promotion and distribution expenses as a percentage of net sales increased to 15 percent in 1999 compared to 14 percent in 1998. The increase in 1999 was due to higher marketing and promotion expenses in all regions to support new product launch activities, increased costs for instruments, increased spending associated with annual convention activities, higher administrative fees under group purchasing contracts, the impact of a discontinued product line and increased distribution costs because of a change in our national courier.

    RESEARCH AND DEVELOPMENT. Research and development as a percentage of net sales in 2000 remained at the 1999 level of five percent compared with four percent in 1998. The increase in 1999 was due, in part, to increased spending on engineering, development and commercialization activities as we broadened our product offerings. The increase was also due, in part, to increased spending on surgeon consulting in support of design and concept testing of new products, greater demand for post-market clinical studies and prospective and retrospective clinical evaluations.

    Most notably, we released for sale in 1999 and 2000:

    - the ZMR-Registered Trademark- modular    - the NexGen-Registered Trademark-
      revision hip system;                       Legacy-Registered Trademark- Posterior
                                                 Stabilized knee;

    - Longevity-Registered Trademark- highly   - the NexGen-Registered Trademark-
      cross-linked polyethylene liners;          MBK-Registered Trademark- mobile knee in
                                                 Europe;

    - the NexGen-Registered Trademark-         - the M/DN-Registered Trademark- nail;
      Legacy-Registered Trademark- Posterior
      Stabilized Flex knee;

    - the VerSys-Registered Trademark- CRC     - the Bigliani/Flatow-Registered Trademark-
      cemented revision hip stem;              shoulder; and

    - the VerSys-Registered Trademark-         - our new Periarticular Plating System.
      Heritage hip stem;

    - the Mayo-Registered Trademark- porous
      hip stem;

    In 1998, we released for sale:

    - the VerSys-Registered Trademark- beaded  - the CableReady-Registered Trademark-
      porous hip stem;                         system; and

    - the VerSys-Registered Trademark- ET hip  - the TiVersa Fx-Registered Trademark-
      stem for the Asia Pacific region;        titanium compression hip screw for the Asia
                                                 Pacific region.

    - the NexGen-Registered Trademark-
      Co-Nidium system, a surface hardened
      knee femoral, for Japan;

    GENERAL AND ADMINISTRATIVE. General and administrative expenses as a percentage of net sales decreased to seven percent in 2000 and 1999 from eight percent in 1998. In dollar terms, these expenses increased one percent in 2000 and did not increase in 1999 despite sales increases in 2000 and 1999 of 11 and nine percent, respectively. Savings related to reductions in personnel contributed to these results. Our efforts to reduce staff through natural attrition and department consolidation, which is part of our ongoing drive for cost efficiencies in business support functions, resulted in net reductions across all geographic regions in general and administrative staff of three percent in 1999.

    CHANGES IN STRATEGY AND ORGANIZATIONAL STRUCTURE. We believe our focus on leveraging our operations and administrative resources to fund the development and marketing of new products in conjunction with changes in strategy and organizational structure pursued since 1997 have contributed to our recent financial success. Changes in our strategy and organizational structure drove reductions in cost of products sold as a percentage of net sales and general and administrative expenses as a percentage of net sales from 1998 to 2000. We anticipate ongoing reductions in cost of products sold as a percentage of net sales from the actions we undertook in 2000, including the closing of our Japanese manufacturing operations and the subsequent consolidation of these operations with the existing operations at our plant in Puerto Rico. We also expect to realize ongoing productivity savings as a result of a reduction in our headcount in Japan in 2000.

    During 1997, we changed our strategic focus and operating structure, which led us to undertake several actions in 1997, 1998 and 1999. We discontinued and streamlined product lines and closed plants in Swindon, England and New Philadelphia, Ohio. We also reorganized our U.S. distributor network and reduced the size of our organization by terminating approximately 40 independent distributors and 650 employees, consistent with our original plan. As a result, we recorded pretax charges of:

    - $104 million in 1997, with $28 million reflected in cost of products sold and $76 million reflected in marketing, promotion and distribution;

    - $29 million in 1998, with $2 million reflected in cost of products sold and $27 million reflected in marketing, promotion and distribution; and

    - $21 million in 1999, with $6 million reflected in cost of products sold and $15 million reflected in marketing, promotion and distribution.

    We included employee severance and distributor termination payments, costs generally connected with the closure of our sales offices, and lease termination penalties in marketing, promotion and distribution. We included inventory charges related to discontinued product lines in cost of products sold. Most of the associated costs were incurred in the year charged. Associated accruals remaining on our balance sheet as of December 31, 1999, 1998 and 1997 were $3 million, $6 million and $25 million, respectively.

    During 2000, we committed to consolidate and make other changes in manufacturing of product lines, to terminate a license and distribution agreement and to reduce the size of our organization in areas affected by these changes. We terminated, or will terminate, approximately 100 employees in manufacturing, distribution and administration and shut down various international operations. As a result, we recorded pretax charges of $17 million, with $3 million included in cost of products sold for inventory write-downs and $14 million included in marketing, promotion and distribution, $10 million for employee severance and $4 million for costs associated with terminating a distribution agreement. At December 31, 2000, $5 million, primarily related to severance, was accrued. We expect to substantially complete these restructuring activities by mid-2001. We expect to realize approximately $7 million in annual costs savings from these activities, which will not significantly impact our capital resources and liquidity.

    NET EARNINGS

    Net earnings grew 17 percent in 2000 to $176 million and increased three percent in 1999 to $150 million. The increase in net earnings in 2000 was driven by growth of 11 percent in net sales, a decrease in our total expenses as a percentage of net sales and a decrease in our effective tax rate. Total expenses as a percentage of net sales decreased to 74 percent in 2000 from 75 percent in 1999. This decrease is attributable to reductions in cost of products sold relative to net sales in 2000. The effective tax rate decreased from 35 percent to 34 percent as a result of increased earnings in lower tax jurisdictions.

    The increase in net earnings in 1999 was driven by growth of nine percent in net sales and a reduction in our expenses as a percentage of net sales to 75 percent in 1999 from 76 percent in 1998. This reduction in expenses as a percentage of net sales is primarily attributable to relative reductions in cost of products sold and general and administrative expenses in 1999, offset by an increase in the effective tax rate from 31 percent to 35 percent. The effective tax rate increased as a result of foreign tax credit benefits realized in 1998 and increased earnings in higher tax jurisdictions.

    Net earnings in periods subsequent to the distribution will be reduced by the cost of interest expense associated with the approximately $500 million in debt to be assumed or incurred as of the distribution date. See "Unaudited Pro Forma Combined Financial Statements" for a more detailed discussion of this interest cost and the associated debt.

    OPERATING PROFIT

    The following table sets forth our operating profit by segment for the years ended December 31, 2000, 1999 and 1998:

OPERATING PROFIT BY SEGMENT

PERCENT OF NET SALES

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
SEGMENT                                               2000       1999       1998
-------                                             --------   --------   --------
Americas..........................................     48%        47%        45%
Asia Pacific......................................     38         33         41
Europe............................................     16         20         21

    Operating profit for the Americas as a percent of net sales increased to 48 percent in 2000 from 47 percent in 1999 and 45 percent in 1998, reflecting the favorable effects of increased sales of higher margin products, higher average selling prices and reduced product cost.

    Operating profit for the Asia Pacific region as a percent of net sales increased to 38 percent in 2000 from 33 percent in 1999 due to reduced operating expenses and favorable foreign exchange rate fluctuations. In 1999, operating profit as a percentage of net sales decreased to 33 percent from 41 percent in 1998 due, in part, to increased operating costs related to new product launches.

    Operating profit for Europe as a percent of net sales decreased to 16 percent in 2000 from 20 percent in 1999 and 21 percent in 1998, due principally to unfavorable foreign exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, we have generated sufficient cash from our operating activities to fund our working capital and capital expenditure requirements.

    Cash flow generated from operations was $47 million in the three months ended March 31, 2001 compared to $43 million in the three months ended
March 31, 2000 and was $232 million, $180 million and $199 million for 2000, 1999 and 1998, respectively. The improvement in our cash flow from operations for the three months ended March 31, 2001, compared with the same period in 2000, was primarily the result of decreases in working capital driven by increases in accounts payable and accrued expenses. In the Americas, increases in accounts payable resulted from a higher mix of payables with favorable payment terms while accrued expenses for royalties and commissions increased due to higher net sales. Accrued expenses for separation costs also contributed to the increase in the three months ended March 31, 2001.

    The improvement in our cash flow from operations for 2000, compared with 1999 and 1998, was primarily the result of increases in our net earnings and reductions in working capital driven by accounts receivable, accounts payable and inventory management. In the Americas, we targeted large and aged accounts for enhanced collection and also focused on improving our credit terms in our negotiations with large U.S. hospital buying groups. In the Asia Pacific region, we have reduced the number of wholesalers we work with and negotiated improved payment terms from those remaining.

    In order to reliably fill orders on the day they are received for next day delivery, we maintain adequate supplies of inventory items at our principal warehouses and in the field. We employ systems and procedures to match production plans with demand requirements to optimize inventory levels. Since 1998, despite a significant number of new product introductions, we have focused on decreasing the number of days on hand for our inventory through consolidation of manufacturing facilities and rationalization of product lines and have reduced average daily backorders. Assuming we maintain our current product portfolio, we expect to continue for the foreseeable future maintaining average days of inventory at levels consistent with the amounts reported for 1999 and 2000. We have recorded a reserve as of March 31, 2001 of $43 million for obsolete and slow-moving inventory. We review our inventory reserve balance quarterly and make additional provisions if necessary. There have been no significant adjustments to the reserve balance to date and we do not expect any material future adjustments.

    Cash flow used in investing activities was $10 million in the three months ended March 31, 2001 compared to $6 million in the three months ended March 31, 2000 and was $29 million, $33 million and $20 million for 2000, 1999 and 1998, respectively. Our spending on investment activities during the three months ended March 31, 2001 and during 2000, 1999 and 1998 was primarily for our manufacturing facilities. This includes expansion of manufacturing capacity and enhancement of existing capacity for the manufacture of new products. Capital was also used to purchase equipment to improve yield, increase automation and increase manufacturing productivity. During the three months ended March 31, 2001, we spent a portion of the $10 million used in investing activities on the $5 million expansion of our Warsaw distribution facility. In addition, in late 1999, Bristol-Myers Squibb approved the modernization of our information technology infrastructure, including the replacement of our operating systems, databases and programming languages. We are currently in the process of implementing a client server-based ERP/MES solution for our North American operations, which is projected to cost approximately $24 million over a two-to-three year period for hardware, software and implementation. In the three months ended March 31, 2001 and in the year ended December 31, 2000, we invested approximately $2 million and $6 million, respectively, in this project, principally for hardware and software. We expect to invest approximately $16 million in this project in 2001 based on current implementation plans. We will consider implementing this integrated software solution in our international operations following the implementation in North America. At this time, we are not able to determine the cost or timing of an implementation outside of North America.

    Our capital requirements for 2001, exclusive of the ERP/MES project and anticipated separation costs and expenses, are expected to increase over 1999 and 2000 levels due to a $5 million expansion of our Warsaw distribution facility. We also are planning to purchase equipment and tooling to support new products, such as the expansion of our VerSys-Registered Trademark- product line.

    Our primary future recurring cash needs will be working capital, capital expenditures and debt service. We believe that our cash flows from operations, together with the approximately $120 million in proceeds we expect to receive from borrowings on the distribution date under a senior unsecured credit facility discussed below, will be sufficient to meet our recurring cash needs during the 12 month period after the distribution and the foreseeable future thereafter. There can be no assurance, however, that this will be the case. If our cash flows from operations are less than we expect, we may need to incur additional debt. We have not yet decided whether, or to what extent, we will retire the approximately $500 million in debt that we will assume or incur under this credit facility or whether we will refinance it. We may from time to time incur additional debt.

    We may need to incur additional debt or issue equity to make a strategic acquisition or investment. We cannot assure you that such financing will be available to us on acceptable terms or at all. Our ability to issue additional equity is constrained because it may cause the distribution to be taxable under
Section 355(e) of the Internal Revenue Code and under the tax sharing agreement we would be required to indemnify Bristol-Myers Squibb against that tax. For a discussion of Section 355(e), please see "The Distribution--U.S. Federal Income Tax Consequences of the Distribution."

    In connection with our separation from Bristol-Myers Squibb, we expect to assume or incur approximately $500 million in debt under a $600 million senior unsecured credit facility that Bristol-Myers Squibb will enter into prior to the distribution date. Of this amount, we expect that Bristol-Myers Squibb will incur approximately $380 million under this credit facility that we will assume on the distribution date and for which we will not receive any proceeds. In addition, we expect to borrow under the credit facility an additional amount of approximately $120 million on the distribution date of which approximately
$70 million will be used to fund costs and expenses expected to be incurred in connection with the separation and approximately $50 million will be retained as working capital. The debt we will assume from Bristol-Myers Squibb represents the portion of Bristol-Myers Squibb's liabilities that we and Bristol-Myers Squibb determined would result, together with the planned additional borrowings under the credit facility, in the most appropriate capital structure for us as a stand-alone entity. This debt is not directly attributable to our operations. We and Bristol-Myers Squibb determined the amount of debt that we would assume after considering our ability to service the initial level of debt, our ability to finance current and future growth initiatives and the capital structure of comparable companies. Upon the distribution, Bristol-Myers Squibb will be relieved of all obligations under the credit facility and we will become obligated to satisfy all payments and other terms of this credit facility. After the distribution date we may incur up to $100 million of additional debt under this credit facility, or enter into a separate revolving credit facility, to fund our capital expenditure requirements and provide additional working capital. We expect that the senior unsecured credit facility will contain customary restrictions, covenants and events of default for an unsecured financing. We do not expect compliance with these restrictions and covenants to materially affect our operations.

    We currently intend to target and maintain a capital structure that we believe is consistent with an investment grade credit rating. We cannot assure you, however, that the debt we assume or incur in order to fund working capital, capital expenditures, debt service and acquisitions, joint ventures and other investments will allow us to realize this goal.

    Our ability to make payments on and to refinance our indebtedness, including the debt we will assume from Bristol-Myers Squibb, and to fund working capital, capital expenditures, debt service and strategic acquisitions, joint ventures and investments will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. The terms of the debt we assume or incur as part of our separation from Bristol-Myers Squibb and of future indebtedness may impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

MARKET RISK

    We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in foreign currency exchange rates and interest rates, that could impact our results of operations and financial condition. Bristol-Myers Squibb historically has managed these types of risks on our behalf as part of its company-wide management of market risks. The notional amounts of derivative financial instruments included in our historical financial statements indicate the extent of our indirect involvement in such instruments but are not necessarily indicative of what our exposure to market risk through the use of derivatives would be as a separate stand-alone entity. We plan to manage our exposure to these and other market risks through regular operating and financing activities, and on a limited basis, through the use of derivative financial instruments. We intend to use such derivative financial instruments as risk management tools and not for speculative investment purposes.

    FOREIGN CURRENCY EXCHANGE RISK

    In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, Bristol-Myers Squibb has, on our behalf, historically entered into derivative financial instruments in the form of foreign exchange options contracts, and to a lesser extent, forward contracts with major international financial institutions. These options and forward contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily intercompany inventory transactions, for periods consistent with commitments. Realized and unrealized gains and losses on these contracts that qualify as hedges are deferred and recognized in the same period as the transactions occur. The notional amounts of our foreign exchange option contracts entered into on our behalf with third parties and, during 2001, the forward contracts with Bristol-Myers Squibb, further described below, were $98 million, $39 million and $13 million at March 31, 2001, December 31, 2000 and December 31, 1999, respectively. Foreign exchange contracts would not subject us to material risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets, liabilities, and transactions being hedged.

    We had exposures to net foreign currency denominated assets and liabilities of approximately $25 million, $49 million and $185 million at March 31, 2001, December 31, 2000 and December 31, 1999, respectively, primarily in the Japanese Yen and the Euro. These exposures are managed by Bristol-Myers Squibb and Bristol-Myers Squibb provides intercompany financing to certain international Zimmer legal entities. Intercompany financing activities, as transacted by Bristol-Myers Squibb, significantly reduced Zimmer's exposure to net foreign currency denominated assets and liabilities in the three months ended March 31, 2001 and in the year ended December 31, 2000.

    In 2001, in addition to third-party options, which Bristol-Myers Squibb entered into on our behalf, we have also entered into foreign currency forward contracts with Bristol-Myers Squibb. We do not expect to enter into new forward contracts with Bristol-Myers Squibb following the expiration of the current agreements at the end of 2001.

    The Contribution and Distribution Agreement will provide that, as between Bristol-Myers Squibb and us, we will assume all liabilities under, or otherwise relating to, derivatives and similar obligations primarily related to our business. Initially, Bristol-Myers Squibb may continue to perform obligations under such derivatives and similar obligations on our behalf, but all amounts paid to or received from third parties will be charged to, paid over or credited to us.

    By their nature all such instruments involve risk including the credit risk of nonperformance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance

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sheet. However, at March 31, 2001, we believe there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments.

    COMMODITY PRICE RISK

    We are subject to commodity price risk under agreements for the supply of raw materials. For example, we have entered into 12 to 24 month supply contracts for titanium, medical grade polymer and sterile packaging. Historically, we have not hedged our commodity price exposure and currently do not intend to do so following the distribution.

    INTEREST RATE RISK

    Following the distribution, Zimmer will be subject to interest rate risk related to the $500 million of debt to be assumed or incurred in connection with the distribution. We may decide in the future to enter into derivative contracts to manage this exposure.

    CREDIT RISK

    A substantial portion of our trade receivables are due from hospitals and other healthcare providers. We generally do not receive collateral for these receivables. Although the concentration of these receivables with customers in a similar industry poses a risk of non-collection, we believe this risk is mitigated somewhat by the large number and geographic dispersion of these customers and by our frequent monitoring of the creditworthiness of the customers to whom we grant credit in the normal course of business.

    We control our exposure to credit risk through credit approvals, credit limits and monitoring procedures, and we believe that reserves for losses are adequate. We do not have any significant exposure to any individual customer or other major concentration of credit risk.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board (FASB) issued statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that companies measure all derivatives at fair value and recognize them in the balance sheet as an asset or liability, depending on the rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS
No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In
June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No. 133 to allow foreign-currency denominated assets and liabilities to qualify for hedge accounting, permit the offsetting of selected inter-entity foreign currency exposures that reduce the need for third party derivatives and redefine the nature of interest rate risk to avoid sources of ineffectiveness. We adopted SFAS No. 133, as amended, on January 1, 2001. The adoption of this accounting requirement did not have a material effect on the company's combined financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The adoption of this accounting requirement during 2000 did not have a material effect on our combined financial statements.

    In June 2001, the Financial Accounting Standards Board (FASB) approved, but has not yet issued, Statement of Financial Accounting Standard (SFAS) No. 141 "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that companies use the purchase method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination, whether acquired individually or with a group of other assets. SFAS No. 142 also addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. Based on our understanding of the final standards approved, we do not expect SFAS No. 141 and No. 142 to have a material effect on our combined financial statements.

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                                    BUSINESS

OVERVIEW

    We are a global leader in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products. Orthopaedic reconstructive implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Fracture management products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body's natural healing process. We also manufacture and market other products relating to orthopaedic and general surgery.

    Since 1927, when our predecessor, Zimmer, Inc., was founded, we have been a leader in the orthopaedics industry. With a reputation for product quality and service built over almost 75 years, we believe that our Circle Blue Z logo is one of our industry's most trusted and recognized brands and we believe that we have one of the most informed and effective salesforces in our industry worldwide. We also enjoy long-standing relationships with many leading orthopaedic surgeons around the world. We have capitalized on our strong brand-name and our other competitive strengths to establish a leadership position in global reconstructive implant sales. Based on independent industry sources, our NexGen-Registered Trademark-, VerSys-Registered Trademark- and Trilogy-Registered Trademark- brand families are among the leading knee, hip stem and acetabular cup brands in the world based on 2000 sales revenue. We also continue to build a strong presence in the fracture management category with the growth of sales of products such as our M/DN-Registered Trademark- nail and the Zimmer ECT-Registered Trademark- internal fracture fixation system.

    We believe we are one of the largest, fastest growing and most profitable of the major companies focused on orthopaedic reconstructive implants. In 2000, we had net sales of $1,041 million and net earnings of $176 million. Since 1998, we have experienced a compound annual sales growth rate of approximately 10 percent. Increased global demand for our reconstructive implants and fracture management products has driven most of this growth.

    We have operations in approximately 20 countries and market our products in approximately 70 countries. The Americas is our largest region, accounting for approximately 63 percent of 2000 sales, with the United States accounting for approximately 95 percent of sales in this region. The Asia Pacific region, our next largest region, accounted for approximately 25 percent of our 2000 sales, with Japan accounting for approximately 78 percent of sales in this region. Europe, our third largest region, accounted for approximately 12 percent of 2000 sales with the United Kingdom, Germany, Spain, France and Italy accounting for approximately 75 percent of sales in this region.

THE ORTHOPAEDICS INDUSTRY

    OVERVIEW

    The orthopaedics industry, which had worldwide sales of approximately $12 billion in 2000 according to independent industry sources, produces a wide range of products designed to treat injuries or disorders of the skeletal system and associated muscles, joints and ligaments, including:

    - reconstructive implants;

    - fracture management products;

    - spinal products;

    - rehabilitation products;

    - arthroscopy products;

    - electrical stimulation products;

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    - casting products; and

    - other orthopaedic products.

    Independent industry sources estimate that the global orthopaedics industry has grown at an annual rate of approximately seven to nine percent from 1998 to 2000 and will continue to grow at an annual rate of approximately seven to nine percent over the next several years. The different product categories which comprise the orthopaedics industry, however, have historically grown at, and should continue to grow at, different rates. In the product categories on which we primarily focus, independent industry sources estimate that sales of reconstructive implants will grow at approximately six to eight percent and sales of fracture management products will grow at approximately nine percent over the next several years. We also believe that a significant portion of industry-wide growth will be driven by high growth in sales of selected spinal and arthroscopy applications.

    THE PRODUCT CATEGORIES IN WHICH WE COMPETE

    The product categories on which we primarily focus include reconstructive implants and fracture management products. Sales in these product categories represented approximately $6 billion of industry-wide global sales in 2000, according to independent industry sources. We also compete in the market for other orthopaedic products.

    RECONSTRUCTIVE IMPLANTS. Reconstructive implants, which represented approximately 40 percent of worldwide orthopaedic sales in 2000 according to independent industry sources, restore joint function of knees, hips, shoulders, elbows and other joints lost due to disease or trauma. The majority of reconstructive implant procedures restore joint function and relieve pain in knees and hips lost in degenerative diseases such as arthritis.

    KNEE IMPLANTS. According to independent industry sources, global sales of knee implant products equaled approximately $2 billion in 2000, representing approximately 600,000 knee replacement surgeries. These sources also estimate that knee implant sales have grown at an annual rate of approximately six to seven percent from 1998 to 2000 and will grow at an annual rate of approximately seven percent over the next several years. Knee replacement surgeries include first time joint replacement procedures and revision procedures for the replacement, repair or enhancement of an implant product or component from a previous procedure. Knee implants are designed to accommodate different levels of ligament stabilization of the joint. While some knee implant designs, called cruciate retaining designs, require the retention of the posterior cruciate ligament, other designs, called posterior stabilized designs, provide joint stability without the posterior cruciate ligament. Because there is greater bone loss in revision knee replacement surgery, revision products typically provide for greater joint stability. There are also procedures for partial reconstruction of the knee, which treat limited knee degeneration and involve the replacement of only one side, or compartment, of the knee with a unicompartmental knee prosthesis. We believe that unicompartmental procedures grew at approximately 60 percent in the United States during the 12 month period ending June 2000.

    HIP IMPLANTS. Independent industry sources estimate global sales of hip implant products of approximately $2 billion in 2000, representing approximately 600,000 hip replacement surgeries. These sources also estimate that hip implant sales have grown at an annual rate of approximately six to seven percent from 1998 to 2000 and will grow at an annual rate of approximately six to seven percent over the next several years. Total hip replacement surgeries replace both the ball and the socket of the natural hip and include first time total joint replacement procedures and revision procedures for the replacement, repair or enhancement of an implant product or component from a previous procedure. Historically, most hip implant procedures have involved the use of bone cement to attach the prosthetic components to the surrounding bone. Today, many femoral and acetabular cup replacement components are porous, which means that they do not require bone cement because bone can actually

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grow into, and attach to, the implant surface. The femur is the bone between the pelvis and the knee. The acetabular cup is the cup-shaped socket of the pelvis.

    OTHER RECONSTRUCTIVE IMPLANTS. Due to the clinical success of total joint replacement procedures for knees and hips, demand for total joint replacement of other joints, such as the shoulder and elbow, has grown and continues to grow. Independent industry sources estimate that, on a combined basis, approximately 55,000 shoulder and elbow implant procedures were completed in 2000. Many patients that receive these implants have previously experienced trauma to the joint. We believe that sales of shoulder and elbow implants will grow much faster than sales of hip and knee implants, as more surgeons gain confidence with clinical outcomes.

    FRACTURE MANAGEMENT PRODUCTS. Fracture management products, which represented approximately 13 percent of worldwide orthopaedic sales in 2000 according to independent industry sources, include devices used primarily to reattach or stabilize damaged bone and tissue to support the body's natural healing process. Independent industry sources estimate that global sales of fracture management products equaled approximately $1.5 billion in 2000. These sources also estimate that sales of fracture management products have grown at an annual rate of approximately seven to eight percent from 1998 to 2000 and will grow at an annual rate of approximately nine percent over the next several years. The most common surgical stabilization of bone fractures involves the internal fixation of bone fragments. This stabilization can involve the use of a wide assortment of plates, screws, rods, wires and pins. In addition, tissue attachment devices are used to treat soft tissue trauma.

    OTHER ORTHOPAEDIC PRODUCTS. Other orthopaedic products include surgical supplies and instruments designed to aid in orthopaedic surgical procedures and accommodate patient rehabilitation needs post-surgery. Some of these surgical products can be, and are, used in non-orthopaedic procedures. The most common specialty surgical products typically required in orthopaedic surgical procedures include tourniquets, blood recovery devices, pain management products and wound debridement products. Wound debridement products are used to remove foreign material and contaminated, damaged or dead tissue from wounds. In addition, many patients with orthopaedic injuries require joint immobilizers and other products that provide support and/or heat retention and compression for trauma of the knee, ankle, back and upper extremities, including the shoulder, elbow, neck and wrist.

    INDUSTRY GROWTH TRENDS

    We believe that there are several trends that will drive growth in the product categories of the orthopaedics industry on which we primarily focus. These trends are described below.

    FAVORABLE DEMOGRAPHIC SHIFTS. We believe that demographic shifts in the United States and around the world will help drive growth for reconstructive implants over the next decade. In particular, we expect the aging baby boom population to provide strong demand for total joint replacements. Total joint replacement is widely viewed by orthopaedic surgeons as the most effective way to restore quality of life in the elderly population desiring active and independent lifestyles, particularly those suffering from the primary cause of bone and joint deterioration, osteoarthritis. The U.S. Census Bureau estimates that the total number of people age 65 and over in the United States will increase by 4.9 million to 39.7 million between 2000 and 2010. Similarly, the U.S. Census Bureau estimates that the percentage of the world's population that is age 65 and over will grow from approximately 6.9 percent of the total population to approximately 9.5 percent during the period from 2000 to 2020. Within the developed world, the U.S. Census Bureau estimates that the total population that is age 65 and over will grow from approximately 14 percent of the total population today to an anticipated 19 percent of the population in 2020.

    According to independent industry sources, approximately 233 million people in the United States, Japan and Europe had osteoarthritis, the most common form of arthritis, in 2000. An additional

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approximately 6.2 million people in these countries had rheumatoid arthritis in
2000 according to these sources. Osteoarthritis, a form of arthritis that is characterized by chronic degeneration of the cartilage of the joints, has an increased incidence among older individuals and both its development and its severity may be activity-related. Rheumatoid arthritis is a chronic disease marked by stiffness and inflammation of joints and a resulting weakness, loss of mobility and deformity of joints.

    TECHNOLOGICAL ADVANCES. We believe that technological advances will make joint replacement a more attractive option for patients considering whether to have a procedure performed. For example, because of improvements in implant fixation, surgical technique and prosthetic joint surface wear, reconstructive implants are more widely used and more clinically successful today than ever before. Both initial and long-term fixation results in porous prosthetic products have benefitted substantially from improved design of the bone-to-implant interface and the use of new implant materials. We anticipate that more reproducible surgical procedures, improved instrumentation systems and greater wear resistance of the prosthetic joint surfaces will expand future success of joint reconstruction. We also expect that technological advances in biological applications, such as bone graft substitutes and bone replacements, which induce formation of new bone cells, may create new opportunities. In addition, less invasive surgical techniques in combination with new implant and instrumentation designs may continue to reduce the requirement for hospitalization, lower the procedural cost and shorten the rehabilitation process.

    GROWTH IN REVISION IMPLANTS. We believe the large number of patients with aging primary total joint implants and the use of joint replacement in more active, younger patients will create a growing need for revision total joint replacement. A revision procedure entails the replacement, repair or enhancement of an implant product or component from a previous procedure. Primary joint replacements can lose their bone fixation, experience excessive wear and potentially become painful after years of use. According to independent industry sources, the revision implant product category has experienced annual growth of approximately 12 to 15 percent during the past several years, more than double the growth rate for primary implants over the same period. In part due to their greater complexity and lower frequency of use, revision total joint implants command higher prices than primary joint replacements.

    GROWTH IN KNEE IMPLANTS OUTSIDE OF THE UNITED STATES. We expect the established clinical success of knee implants in the United States, the more recent clinical success of such implants in Europe and Japan, as well as improved training of orthopaedic surgeons and access to orthopaedic healthcare in developing economies, to increase the incidence of reconstructive knee surgery outside of the United States. In Europe, the number of total knee procedures performed is increasing, although knee replacements currently occur at approximately 40 percent of the frequency of hip procedures according to independent industry sources. This disparity is rooted in Europe's past experience with hip and knee implants. Whereas total hip replacement was first successfully introduced and popularized in Europe, the early European experience in knee replacement was less successful. As the European experience with knee implants improves, we expect the European market to become more similar to the U.S. market, where an approximately equal number of knee and hip procedures are performed.

    In Japan, the number of total knee procedures performed is also increasing, although knee replacements also currently occur at approximately 40 percent of the frequency of total hip procedures according to independent industry sources. In Japan and the remainder of the Asia Pacific region, where lifestyles require extensive knee flexion, patients and physicians have been cautious in adopting total knee procedures. We expect that this traditional caution will dissipate as patients and physicians in Japan and in the remainder of the Asia Pacific region become encouraged by the clinical success of knee procedures and the availability of more effective, higher flexion products.

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    In addition, we expect improved training of orthopaedic surgeons and improved access to orthopaedic healthcare in many developing economies in the Asia Pacific region, Latin America and Central and Eastern Europe to increase demand for our knee implants, as well as our other products.

    GROWTH IN OTHER RECONSTRUCTIVE IMPLANTS. We expect significant growth from the relatively new shoulder and elbow total joint replacement procedures. With approximately 55,000 elbow and shoulder procedures completed in 2000, on a combined basis, according to independent industry sources, the incidence of reconstructive surgery in these joints is far lower than that in the hip or knee. We believe that sales of shoulder and elbow implants will grow much faster than sales of hip and knee implants, as more surgeons gain confidence with clinical outcomes.

    ADDITIONAL INDUSTRY CHARACTERISTICS

    We believe that the following additional characteristics have significant impact on the orthopaedics industry:

    - Healthcare payors, providers and patients in many countries have demanded, and continue to demand, shorter hospital stays, faster post-operative recovery and lower-cost procedures.

    - The importance of strong relationships between market participants and surgeons, who frequently recommend products or influence product selection decisions, for the development, commercialization and acceptance of products.

    - Ongoing cost-containment pressures from managed care and hospital buying groups in the United States and government organizations in Europe and the Asia Pacific region have generated over the past decade industry-wide net declines in base prices for reconstructive implants, fracture management products and other related products. Base prices, however, generally have stabilized in more recent years in the United States and some of these other regions.

COMPETITIVE STRENGTHS

    We are a global leader in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products. We describe our key competitive advantages below.

    LEADING BRANDS IN ORTHOPAEDICS

    With a reputation for product quality and service built over almost
75 years, we believe that our Circle Blue Z logo is one of the most trusted and recognized brands in the orthopaedics industry. We have capitalized on our brand-name recognition to establish a leadership position in global reconstructive implant sales. Based on independent industry sources, our NexGen-Registered Trademark-, VerSys-Registered Trademark- and Trilogy-Registered Trademark- brand families are among the leading knee, hip stem and acetabular cup brands in the world based on 2000 sales revenue. In addition, we have built a wide array of trusted brand names such as the M/G-TM-Unicompartmental knee, commonly referred to as the M/G-TM- Uni, the ZMR-TM-revision hip, the CPT-Registered Trademark- hip, the Bigliani/Flatow-Registered Trademark- shoulder, the M/DN-Registered Trademark-nail, a fracture management product, and the Zimmer ECT-Registered Trademark-internal fracture fixation system. We believe that the Circle Blue Z logo could be expanded into other categories of orthopaedic products in which we do not currently participate, such as selected high growth arthroscopy and spinal applications. We also believe that the Circle Blue Z logo could be expanded to potential new biological products such as bone graft substitutes and bone replacements, if such products can be successfully developed.

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    PREMIER SALESFORCE

    Both orthopaedic surgeons and competitors regard our salesforce of approximately 1,100 sales associates and surgery support personnel worldwide as one of the most informed and effective in the industry. We believe that the strength of our salesforce, second only to our brands, is our greatest asset. We view the long-standing relationships established by our salesforce with surgeons and hospitals and the value-added services that our salesforce offers, including technical product assistance in the operating room, as central to our success in the United States and throughout the world.

    Several independent organizations have recently recognized our U.S. salesforce for its outstanding level of service. In February 1999, SELLING POWER magazine released a survey conducted by H.R. Chally that evaluated 5,600 sales organizations across a number of industries. We placed first for comparable medical device companies in this survey and twentieth overall. In a more industry-focused survey, Knowledge Enterprises polled 2,200 orthopaedic surgeons after an American Academy of Orthopaedic Surgeons conference. According to the survey publishers, "orthopaedic surgeons ranked Zimmer the highest in 11 of 17 service categories. Even after normalizing for market share, no other company even came close."

    We believe that we have substantially replicated the success of our U.S. sales and marketing organization on a global basis. In response to the different healthcare systems throughout the world, our sales and marketing strategy and organizational structure differ by country. However, we have carefully integrated our U.S. approach to salesforce training, marketing and medical education globally to provide consistent, high-quality service.

    The quality of our international sales force is demonstrated in Japan. We believe that the knowledge and skill of our sales associates play a critical role in Japan because many doctors perform orthopaedic surgeries infrequently and must rely on the orthopaedic salesforce for extensive technical support. Additionally, in many hospitals, operating room nurses do not specialize and often have relatively low knowledge of, and experience with, orthopaedic instrumentation and procedures.

    FAVORABLE POSITION IN THE ASIA PACIFIC REGION

    We have operations in nine countries in the Asia Pacific region. With over 25 years of experience in Japan, we hold the number one position in knee implants and the number two position in hip implants in this country based on 1998 and 1999 sales revenue, according to independent industry sources. We are one of three major participants that call directly on surgeons and have extensive relationships with local distributors. We believe that the following factors contribute to our position in Japan:

    - our long and generally favorable track record in Japan;

    - our close working relationships with many Japanese surgeons;

    - the presence of our products in key teaching institutions in Japan, which we believe makes surgeons trained at these institutions more likely to use our products; and

    - our willingness and ability to design and tailor products specifically for the Asian market.

    Although Japan has historically been our most important market in the Asia Pacific region, we also have significant operations in Korea, Taiwan and Australia and have recently reestablished a presence in China. In Korea and Taiwan, we are among the industry leaders in sales of reconstructive implants based on 1998 sales revenue, according to independent industry sources. In Australia, we are among the industry leaders in sales of knee implants based on 1998 sales revenue, according to independent industry sources, and are focused on increasing our share of the hip implant market. We believe that the incidence of orthopaedic surgery will increase in the Asia Pacific region in the near future and that our presence and current success in this region positions us well to capitalize on this opportunity.

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    EXTENSIVE RELATIONSHIPS WITH LEADING ORTHOPAEDIC SURGEONS

    We have long-standing relationships with many leading orthopaedic surgeons in all regions of the world. Our relationships with these surgeons involve several facets, including:

    - collaboration on product design and development;

    - intellectual property licensing arrangements; and

    - active surgeon participation, including teaching and advocacy, at our conferences.

These relationships are important to us because:

    - the feedback of practicing orthopaedic surgeons assists us in rapidly commercializing new products and responding to differing surgical philosophies prevalent in different regions;

    - the knowledge, experience and collaborative efforts of orthopaedic surgeons assist us in our design and development of innovative products;

    - licensing intellectual property from surgeons assists us in our design and development of new products;

    - renowned surgeons teaching at our conferences makes it more likely that the other surgeon participants will decide to use our products; and

    - use of our products by renowned surgeons, particularly our new products, gives our products a stamp of approval that may help our products gain acceptance in the market.

    We believe that the use of our products by renowned surgeons in teaching hospitals is particularly important. We believe that surgeons who have used our products in the course of their training for a particular orthopaedic procedure are more likely to use our products when their training has ended than surgeons who have never used our products before. By focusing sales efforts on surgeons practicing at a group of targeted teaching hospitals in the United States, we were able to achieve sales growth in 2000 at these institutions that was greater than our overall growth. We expect that this increase in sales will yield future benefits when the surgeons trained at these institutions decide which orthopaedic products to use in the future.

    Our sales associates and surgery support personnel focus on cultivating relationships with orthopaedic surgeons. We believe that we offer orthopaedic surgeons a superior level of service, stemming from both our medical education programs that are among the industry's best-attended events and our emphasis on salesforce training. We attract approximately 4,000 surgeons annually through our sponsorship of more than 300 medical education events globally.

    TECHNOLOGICAL LEADERSHIP

    Our ability to recognize and rapidly commercialize advances in materials and product design has helped us to secure a position as one of the technological leaders in our industry. For example, within the knee implant category, we have designed implant and instrumentation products that are among the leading products for the following procedures, all of which are growing more rapidly than overall knee procedures according to independent industry sources:

    - posterior stabilized procedures in which the posterior cruciate ligament is removed and the knee implant stabilizes the knee;

    - unicompartmental procedures in which only a single compartment of the three joint compartments of the knee is replaced; and

    - revision procedures, in which an implant component from a previous procedure is replaced, repaired or enhanced.

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    Our technological leadership also has allowed us to design and tailor products to address the surgical philosophies and patient needs prevalent in different regions of the world. The following are examples of knee implant products and surgical techniques that we designed and developed to target different geographic regions:

    - our NexGen-Registered Trademark- Legacy-Registered Trademark- Posterior Stabilized Flex knee, a knee implant with greater flexion, which we designed and developed to appeal to the Asia Pacific market;

    - our intramedullary instrumentation that we designed and developed together with Swedish surgeons for unicompartmental procedures; and

    - the specialized surgical technique we designed and developed to allow German surgeons to use for primary knee implants our NexGen-Registered Trademark- Salvage knee, a knee implant typically used in the United States for procedures performed as a last resort before amputation of the knee.

    In addition, we have developed a strong position in materials science. For example, we developed Longevity-Registered Trademark-, the first commercial application for highly cross-linked polyethylene originally developed by scientists at the Massachusetts Institution of Technology and Massachusetts General Hospital. Longevity-Registered Trademark- is a highly cross-linked polyethylene liner designed to reduce polyethylene debris associated with reconstructive implants. Polyethylene debris may cause the degeneration of bone surrounding reconstructive implants, a painful condition called osteolysis. We were also the first to introduce titanium and titanium fiber metal implants and we believe that we continue to offer the broadest selection of implants incorporating porous technology in the industry. Our
Trilogy-Registered Trademark- acetabular cup, which is among the leading acetabular cup brands globally based on 2000 sales revenue derived from independent industry sources, exemplifies our longstanding leadership in porous technology. We expect to maintain this leadership position in porous technology through the introduction of our new trabecular metal technology and EPOCH-Registered Trademark-, our new hip stem product line. Trabecular metal is a material that provides a dramatically higher level of porosity than existing alternatives and is similar in stiffness to natural bone.
EPOCH-Registered Trademark-, for which we are currently seeking pre-marketing regulatory approval in Europe and the United States, is comprised, in part, of a composite material and allows the normal amount of anatomical stress to be placed on patients' bones while still providing extensive fixation.

    WORLD-CLASS MANUFACTURING CAPABILITY

    Our world-class manufacturing capability is one of the key drivers of our operating results. We believe our manufacturing facilities dedicated to producing reconstructive implants and fracture management products, located in Warsaw, Indiana and Ponce, Puerto Rico, provide us with highly automated, highly flexible, low-cost manufacturing relative to our competitors in the orthopaedics industry. Our integrated product design, development and manufacturing resources have enhanced our ability to rapidly introduce new products to the market.

    We also maintain an active quality assurance program and have initiated numerous quality programs throughout our organization since 1998. As a result, we earned the State of Indiana Quality Improvement Award for 2000. In addition, the Food and Drug Administration recently completed a comprehensive biennial level II Quality Systems Inspection Technique inspection of our Warsaw facility and issued no observations. All of our manufacturing operations are ISO 9000 series certified and our Ponce, Puerto Rico facility is used as an ISO 9002 benchmark facility.

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STRATEGY

    Our strategic objective is to become the global leader in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products. We intend to:

    - increase market share in our product categories by offering innovative new products and striving to provide comprehensive solutions in each of these product categories;

    - target strategically important geographic regions and develop products that correspond to the surgical philosophies common to those regions;

    - expand our product and service offerings to cover high-growth categories in our industry on which we do not currently focus; and

    - continue our efforts to offer alternative therapies for patients with arthritis, including co- marketing drug therapies and developing and marketing biological therapies and minimally invasive surgical procedures.

The key elements of our strategy include:

    RAPID COMMERCIALIZATION OF NEW PRODUCTS

    We intend to expand our sales in each of our product categories, as well as to enter new product categories, by continuing to reduce the amount of time we require to bring to market newly developed products that effectively address customer needs. Rapid commercialization of new products requires efficient internal systems, processes and equipment that enable quick and effective responses to customer needs. Through the integration of our development engineering, strategic brand marketing and manufacturing groups, we have significantly reduced time-to-market and have nearly tripled our output of new product items since 1997. We intend to build upon this success and further reduce time-to-market for new products through our ongoing implementation of sophisticated planning and development software.

    INNOVATION WITHIN OUR STRATEGICALLY CHOSEN PRODUCT AND SERVICE CATEGORIES

    We intend to maintain our position as a leading innovator of reconstructive implants, fracture management products and related surgical products through our commitment to research and development and our close working relationships with orthopaedic professionals. Leveraging the interaction between our development engineering, strategic brand marketing and manufacturing groups, we intend to continue to enhance our current range of products and to introduce new products and services to address unmet patient needs quickly and effectively. In particular, we plan to continue developing and employing new materials, product designs and surgical techniques and to expand our offerings of services targeted at surgeons' professional practices.

    MATERIALS. We intend to continue developing and employing new materials to improve product designs, increase patient comfort and lengthen the useful life of our products. For example, we developed Longevity-Registered Trademark-, our highly cross-linked polyethylene liner designed to reduce polyethylene debris associated with reconstructive implants. Polyethylene debris may cause the degeneration of bone surrounding reconstructive implants, a painful condition called osteolysis. In addition, we plan to introduce new porous hip implants made of trabecular metal, a material that provides a dramatically higher level of porosity than existing alternatives and is similar in stiffness to natural bone. With the introduction of these new materials, we believe we will be able to continue to offer the broadest selection of implants incorporating porous technology in the industry.

    PRODUCT DESIGNS. We intend to continue exploring methods to develop new product designs to respond to developing patient needs and to differing surgical philosophies in important geographic

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regions. We have, for example, developed knee implants with greater flexion for the Asia Pacific region, where deep knee bending and kneeling are a part of everyday life, which we market as the NexGen-Registered Trademark-Legacy-Registered Trademark- Posterior Stabilized Flex knee. We have also developed the ZMR-TM- revision hip system, which can accommodate varying size and anatomy requirements of patients and differing surgical philosophies, to address the developing revision hip market.

    SURGICAL TECHNIQUES. We intend to offer new products to complement innovative surgical techniques that we are developing through our own research and development efforts and arrangements with third parties. For example, we intend to continue to devote significant resources to our Minimally Invasive Solutions-TM- program, which is designed to address the increased demands of healthcare payors, providers and patients for shorter hospital stays, faster post operative recovery and lower-cost procedures. We expect high growth in demand for products designed for less invasive surgery.

    To date, we have completed less invasive procedures in hips and knees in both human and cadaveric studies. We intend to maintain a leading position in this surgical technique and to develop and introduce new products based on it across our current product lines. We intend to evaluate, and where possible develop, the use of minimally invasive surgical techniques in high growth areas of the orthopaedics industry on which we do not currently focus, such as spinal applications. We also intend to evaluate, and where possible improve, the utilization of computer-assisted technology in orthopaedic procedures.

    SERVICES. We intend to continue to develop innovative service programs to assist surgeons in achieving efficient and accurate management of their professional practices. To date, we have developed and market, or are in the process of developing, service programs in the areas of physician practice management, clinical feedback programs and utilization of the Internet and wireless technology. We believe several of these service programs provide surgeons a unique and value-added means of facilitating orthopaedic care.

   ACQUISITION OF COMPLEMENTARY BUSINESSES AND TECHNOLOGIES TO EXPAND OUR PRODUCT AND SERVICE OFFERINGS AND LEVERAGE OUR BRAND NAME AND SALESFORCE

    We intend to identify and capitalize on external sources of innovative technologies through acquisitions of other complementary businesses, technology licensing arrangements and strategic alliances. We intend to use acquired technologies both as a basis for new products and services to complement our existing offerings and to expand our offerings to include high growth categories of the orthopaedics industry on which we do not currently focus, such as spinal and arthroscopy applications and biological products. Similarly, we intend to continue pursuing strategic alliances to market products and services developed by others in order to leverage our strong brand name and capable salesforce.

    Our successful execution of this element of our strategy has recently led to some of our most promising pipeline projects, including:

    - the signing of an exclusive distribution agreement for a pain management device;

    - the signing of an exclusive distribution agreement for an innovative blood management system;

    - the exploration of innovative methods of fracture fixation;

    - the development of new applications for minimally invasive surgery;

    - the signing of an exclusive licensing agreement for trabecular metal; and

    - the signing of a licensing agreement for specially designed instruments to facilitate unicompartmental knee surgery.

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
    We have recently entered into a strategic alliance that allows us to market the Sorenson Medical Pain Pump that provides a continuous infusion of local anesthetic directly to a surgical site. Designed to dull sensation in pre-defined surgical locations only, this pump avoids altering sensation in other body parts or depressing patient consciousness. Used as a post-operative pain management device, the pump can increase patient mobility, facilitate rehabilitation and increase patient satisfaction.

    Another recent strategic alliance allows us to market
OrthoPAT-Registered Trademark-, an innovative autotransfusion system, which includes disposable components, specifically designed to collect and prepare a patient's own blood for later re-infusion during and following an open surgical procedure. We also intend to continue to focus on our strategic alliances relating to minimally invasive surgery, computer assisted surgery and surgical robots.

    FLAWLESS, METRIC-BASED EXECUTION OF OUR OPERATIONS AND CONTINUED IMPROVEMENT
     OF PRODUCTIVITY

    METRIC-BASED ACCOUNTABILITY PROGRAMS. We intend to continue to strive for the flawless execution of our operations by using metric-based accountability programs to direct and maintain our focus on critical aspects of our business. These programs measure various operations, logistics, financial and quality indicators and thereby assist management, for example, in effectively allocating resources, enhancing productivity, gauging competitive pressures and assessing customer satisfaction. We believe the introduction of these programs in 1997 contributed significantly to the revitalization of our sales growth, to the increases in our market share, profitability and working capital efficiency and to our international expansion. We plan to maintain a strong focus on these historical success factors as well as on external best practices and benchmarking. We intend to continue to grow our presence in established markets where we currently have lower market shares, such as Germany and the southeastern region of the United States, as well as in developing regions with high growth potential, such as China and Eastern Europe. We also plan to continue to focus on the management of our balance sheet and continue to improve our financial ratios relating to receivables, payables and inventories, which we believe are among the best in the industry.

    CONTINUED IMPROVEMENT IN PRODUCTIVITY. We intend to maximize our profitability by continuing to improve the productivity of our operations. We view this effort to improve productivity as not only a way to reduce costs but also to increase revenues. By upgrading our computer systems to achieve more efficient production, we expect to achieve material and labor cost reductions as well as economies of scale across our manufacturing operation. We also plan to further automate our manufacturing operations through the use of more technologically advanced equipment and systems. We intend to continue reinvesting a portion of the cost savings resulting from improvements to our operations in our direct sales and research and development efforts. We believe that this reinvestment will help drive sales of our existing products and will help us to commercialize new products.

PRODUCTS

    We offer a broad range of products in the following product categories:

                                                                             PERCENT OF TOTAL
PRODUCT CATEGORY                                               2000 SALES       2000 SALES
------------------------------------------------------------  ------------   ----------------
Reconstructive implants.....................................  $764 million         73%
Fracture management products................................  $124 million         12%
Other surgical products.....................................  $153 million         15%

    RECONSTRUCTIVE IMPLANTS

    We offer customers products to restore joint function lost due to disease or trauma in knees, hips, shoulders and elbows.

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    KNEE IMPLANTS.  We offer customers a wide range of products for specialized knee procedures, including NexGen-Registered Trademark-, one of the industry's leading global brand families for total knee reconstructive surgery based on 2000 sales revenue, according to independent industry sources. As part of the NexGen-Registered Trademark- product line, we offer both posterior stabilized products and revision products, which are two of the fastest growing components of the knee implant market. By offering a complete solution for all aspects of knee surgery, we hope to limit the need for a surgeon to turn to a competitor for any surgical procedure. We believe that the breadth and clinical efficacy of the NexGen-Registered Trademark- platform has allowed us to achieve gains in sales and market share over the past three years. We also offer the M/ G-TM-Unicompartmental knee system.

    With worldwide sales of $414 million in 2000, we ranked second in the global knee implant market based on global sales revenue according to independent industry sources. According to these sources, our share of worldwide industry sales of knee implant products as reported in U.S. dollars increased to approximately 21 percent in 2000.

    NEXGEN-REGISTERED TRADEMARK- COMPLETE KNEE SOLUTION.  Our
NexGen-Registered Trademark- complete knee solution product line is a comprehensive system for knee replacement surgery with a leading position in posterior stabilized and revision procedures. By offering a complete knee solution to patients and surgeons, NexGen-Registered Trademark- has become one of the industry's leading global brand families for total knee reconstructive surgery based on 2000 sales revenue according to independent industry sources. For patients, the NexGen-Registered Trademark- system offers joint stability and sizing that can be tailored to individual needs. For surgeons, the NexGen-Registered Trademark- system provides a unified system of interchangeable components. We believe that the NexGen-Registered Trademark- system provides surgeons with the most complete and versatile knee instrument systems in the industry, including milling and multiple sawblade cutting instrument systems. The breadth and versatility of the NexGen-Registered Trademark- system allow surgeons to change from one type of implant to another during surgery, according to the needs of the patient, and support all current surgical philosophies. Because we expect that the market will continue to favor platforms that offer complete solutions with broad instrumentation options, we expect sales of our NexGen-Registered Trademark- product family to grow in the future.

    We believe our NexGen-Registered Trademark- Legacy-Registered Trademark-Posterior Stabilized product line, which utilizes a posterior stabilized surgical approach, is recognized as one of the industry leaders in this growing subcategory of reconstructive implant products. We have recently augmented our posterior stabilized capabilities through the introduction of the NexGen-Registered Trademark- Legacy-Registered Trademark- Posterior Stabilized Flex knee, a high-flexion implant that can accommodate knee flexion up to a 155-degree range of motion in some patients when implanted using a specialized surgical technique. This product has the potential to be the first successful high-flexion product. We expect to continue to benefit disproportionately from strong growth in posterior stabilized implants with our NexGen-Registered Trademark- Legacy-Registered Trademark- Posterior Stabilized product line, one of the industry leaders for these implants.

    Our NexGen-Registered Trademark- CRA product line is designed specifically to accommodate cruciate retaining revision procedures within the broad and popular NexGen-Registered Trademark- platform. These products accommodate more difficult procedures because, for example, certain products are augmentable for bone loss and provide increased constraint for knees with considerable laxity or deformity of the ligaments.

    M/G-TM- UNICOMPARTMENTAL KNEE SYSTEM. Our M/G-TM- Uni system, which boasts a 98 percent implant survival rate 10 years post-surgery according to independent clinical references, enhances our position as a full-line supplier of reconstructive knee implant products. The M/G-TM- Uni applies the same flexibility and quality of our other knee implant products to the unicompartmental procedure. The M/G-TM- Uni system's patented intramedullary instrumentation, as well as its extramedullary instrumentation, offer accurate alignment, precise cuts and secure fixation that provide surgeons with the ability to accurately and efficiently repair damage to joint surfaces of one knee compartment with predictable, reproducible results. We believe our M/G-TM-Uni system gives us a leading position in a

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
fast-growing market category and also positions us to capitalize on growing trends toward less invasive procedures.

    HIP IMPLANTS. We offer customers the VerSys-Registered Trademark- hip system and the Trilogy-Registered Trademark- acetabular system, which are among the industry leading global brand families for hip stems and acetabular cups, based on 2000 sales revenue based on independent industry sources, as well as other innovative, integrated hip-related products specifically designed to meet varying needs of surgeons and patients. We continue to round out our hip product offering as part of our effort to expand our share of total hip implant sales.

    With worldwide sales of $329 million in 2000, we ranked third in the global hip implant market based on global sales revenue, according to independent industry sources. According to these sources, our share of worldwide industry sales of hip implant products as reported in U.S. dollars increased to approximately 16 percent in 2000.

    VERSYS-REGISTERED TRADEMARK- HIP SYSTEM. Our VerSys-Registered Trademark-hip system is supported by a common instrumentation set and is an innovative, integrated family of hip products that offers surgeons design-specific options to meet varying surgical philosophies and patient needs. The
VerSys-Registered Trademark- hip system offers the following features:

    - a variety of stem designs and fixation options for both primary and revision situations;

    - a modular design that allows for a variety of femoral heads;

    - optimal sizing selections; and

    - a common instrumentation set for use with virtually all VerSys-Registered Trademark- stems.

    Additionally, the flexibility of the VerSys-Registered Trademark- stem platform allows for the incorporation of technological developments. We plan to augment this product platform with approximately 340 new stems, many of which we plan to launch during 2001 and 2002.

    ZMR-TM- REVISION SYSTEM. The ZMR-TM- revision hip system, introduced in 2000 to address the porous modular revision market, provides the versatility to accommodate varying fixation and sizing needs. Building on the ZMR-TM- revision hip system, we intend to extend the breadth of our revision product offering, seeking to provide a comprehensive approach to revision hip surgery that matches our approach to revision knee surgery. The revision hip product category is growing much faster than the market for initial procedures, having demonstrated annual growth of approximately 12 to 15 percent during the past several years, according to independent industry sources. We believe that an improved presence in this rapidly growing market will increase our revenues. In addition, we believe the opportunity to offer surgeons a more complete line of hip products may also increase sales of our hip products used in initial procedures.

    SPECIALTY HIPS. To complement the broad capabilities of our well-regarded hip brands, we offer a number of specialty hip products tailored to the needs of specific patient populations and geographic regions. For example, for younger, active patients with good bone, we offer the Mayo-Registered Trademark- hip, a novel, short-stemmed, porous femoral implant that requires minimal bone removal. Used in initial procedures, this implant offers an easy-to-install option. The following are examples of specialty hip products we have, or have had, tailored to accommodate the needs of patients in specific geographic regions:

    - our CPT-Registered Trademark- cemented hip brand, designed for both initial and revision procedures, which we tailored for countries with a historical preference towards polished, collarless, tapered products;

    - our 6-degree VerSys-Registered Trademark- stem, which we tailored to the specific anatomy of the Japanese;

    - our EPOCH-Registered Trademark- product line, which is comprised, in part, of a composite material, allows the normal amount of anatomical stress to be placed on patients' bones while still providing extensive fixation. We are currently seeking pre-marketing regulatory approval in Europe and the United States for this product;

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
    - our SKF/SKT-Registered Trademark- stem, which was developed by German surgeons for the German market; and

    - the Mercure-Registered Trademark- stem, which was developed by French surgeons for the French market.

    TRILOGY-REGISTERED TRADEMARK- ACETABULAR SYSTEM. Based on independent industry sources, our Trilogy-Registered Trademark- system, including titanium alloy shells, polyethylene liners, screws and instruments, is among the industry leading acetabular cup systems worldwide based on 2000 sales revenue. We believe that the success of the Trilogy-Registered Trademark- family of products has been driven by the innovative options, versatile component designs and instrumentation that these products offer to patients and surgeons. One option, our Longevity-Registered Trademark- highly cross-linked polyethylene liner, is designed to reduce polyethylene debris associated with reconstructive implants. Polyethylene debris may cause the degeneration of bone surrounding reconstructive implants, a painful condition called osteolysis. The market acceptance of Longevity-Registered Trademark- has been rapid. Longevity-Registered Trademark- comprised nearly 57 percent of our monthly worldwide liner sales in December 2000 as reported in U.S. dollars after only
16 months on the market. As a result of its potential effectiveness at reducing wear, the most critical issue for joint surface materials, Longevity-Registered Trademark- commands premium pricing in most markets.

    Another feature contributing to Trilogy-Registered Trademark-'s success is its variety of top-quality fixation surfaces. We believe we are among the industry leaders in the application of titanium to biologically fixed implants, which are implants that do not require bone cement because bone can actually grow into, and attach to, the implant surface. We believe we have developed the industry's most complete offering of porous reconstructive hip implants and expect to augment our position through the introduction of trabecular metal, a material that provides a dramatically higher level of porosity than existing alternatives and is similar in stiffness to natural bone.

    OTHER RECONSTRUCTIVE IMPLANTS. In addition to knee and hip implant products, we design, develop, manufacture and market reconstructive implants intended to replace elbows and shoulders. Our other reconstructive implant portfolio currently includes the Coonrad/Morrey product line, a leading family of elbow replacement implant products based on 2000 sales revenue, according to independent industry sources, and the Bigliani/Flatow-Registered Trademark-shoulder replacement product line, which gives us a significant share of the global shoulder implant market based on 2000 sales revenue, according to independent industry sources. These systems are designed to treat arthritic conditions and fractures as well as to enhance the outcome of primary or revision surgery. Both systems offer surgeons a wide variety of implants and instrumentation to accommodate differing surgical philosophies and patient needs.

    FRACTURE MANAGEMENT PRODUCTS

    We offer customers a comprehensive line of products designed for use in the fixation of fractures, including hip fixation products, plates, screws, pins, wires and nails. Our recently expanded fracture management product line, produced at efficient manufacturing facilities, enables us to offer surgeons a cost-effective alternative to competitors' fixation systems without sacrificing product features or quality. With worldwide sales of $124 million in 2000, we ranked fourth in the global fracture management market based on sales revenue in 2000 according to independent industry sources. According to these sources, our share of worldwide industry sales of fracture management products as reported in U.S. dollars increased to approximately nine percent in 2000. Our product portfolio includes our recently introduced M/DN-Registered Trademark- nail, our Periarticular Plating System, the Zimmer ECT-Registered Trademark- internal fracture fixation system and our Cable-Ready-Registered Trademark- cable grip system.

    M/DN-REGISTERED TRADEMARK- NAIL. The M/DN-Registered Trademark- nail, a nailing system for the internal fixation of long bone fractures, incorporates implants and instruments to align and fix fractures of the tibia, femur and humerus. The system has multiple screw options to provide increased surgical flexibility. An innovative screw hole configuration has expanded applications for the product.

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    PERIARTICULAR PLATING SYSTEM.  Our patented Periarticular Plating System, used to stabilize fractures near joints, permits fracture fixation plates to be accurately fitted to the anatomy of the periarticular, or joint, region of the distal femur, proximal tibia and distal tibia. This innovative approach to fracture plating has been a key contributor to our growth in fracture management sales. We are currently expanding this system to address additional bone regions and to include upper extremity options.

    ZIMMER ECT-REGISTERED TRADEMARK- INTERNAL FRACTURE FIXATION SYSTEM. The Zimmer ECT-Registered Trademark- internal fracture fixation system is a comprehensive system of certified stainless steel plates, screws and instruments for internal fracture compression. Because this system is compatible with some instrument systems made by other market participants, we believe it affords surgeons added flexibility and value.

    CABLE-READY-REGISTERED TRADEMARK- CABLE GRIP SYSTEM. Our patented Cable-Ready-Registered Trademark- cable grip system encircles bone fragments with wire to hold them together. The system has an innovative mechanism that minimizes cable tension loss typical of similar cable system devices.

    OTHER SURGICAL PRODUCTS

    We manufacture and market other surgical products, which surgeons use for both orthopaedic and non-orthopaedic procedures, including:

    - tourniquets, which are bandages used to stop bleeding by applying pressure to temporarily stop the flow of blood through a limb;

    - blood management systems, which are used to clean and process blood during open surgeries;

    - wound debridement products, which are used to remove foreign material and contaminated, damaged or dead tissue from wounds;

    - powered instruments for use in surgical procedures;

    - arthroscopy products;

    - pain management devices; and

    - orthopaedic soft goods, which provide support and/or heat retention and compression for trauma of the knee, ankle, back and upper extremities, including the shoulder, elbow, neck and wrist.

These surgical products have consistently generated attractive profit margins and strong positive cash flows for us. Our overall dollar sales of orthopaedic surgical products equaled approximately $153 million in 2000.

    We have developed, and intend to continue developing, technologically advanced surgical products to support our reconstructive implant and fracture management product systems in the operating room environment. Examples of our introduction of higher technologies into our surgical product portfolio include the OrthoPAT-Registered Trademark- system, PulsaVac-Registered Trademark- Plus product line and the Sorenson Medical Pain Pump.

    ORTHOPAT-REGISTERED TRADEMARK-. This innovative autotransfusion system, which includes disposable components, has been specifically designed to collect and prepare a patient's own blood for later re-infusion during and following an open surgical procedure. Depending on the nature of the surgery performed, multiple OrthoPAT-Registered Trademark- units may be required for a single procedure. We are marketing OrthoPAT-Registered Trademark- through an exclusive distribution arrangement in the United States and Canada.

    PULSAVAC-REGISTERED TRADEMARK- PLUS. To maintain and grow our strong position in wound irrigation and wound debridement products, we recently introduced PulsaVac-Registered Trademark- Plus, a variable-powered, fully disposable debridement system with the versatility to meet the needs of today's operating room.

    SORENSON MEDICAL PAIN PUMP. Our Sorenson Medical Pain Pump provides a continuous infusion of local anesthetic directly to a surgical site. The pump, designed for use both during and after surgery,

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allows surgeons and patients to adjust anesthesia levels depending on pain levels. Designed to dull sensation in pre-defined surgical locations only, this pump avoids altering sensation in other body parts or depressing patient consciousness. In addition, used as a post-operative pain management device, the pump can increase patient mobility, facilitate rehabilitation and increase patient satisfaction. We believe that the pump may have particularly strong application potential in minimally invasive surgical procedures and would expedite a patient's return to mobility after such procedures.

RESEARCH AND DEVELOPMENT

    We are engaged in ongoing research and development to introduce clinically advanced new materials, product designs and surgical techniques. We have integrated our development function with our strategic brand marketing and manufacturing efforts, which we believe has allowed us to understand our customers' needs better and to respond more quickly with top-quality products. We believe that the rapid commercialization of innovative new materials, product designs and surgical techniques, one of our core strategies, has been an important driver of our sales growth in recent years.

    New products introduced since 1997 include the ZMR-TM- Hip System, the Legacy-Registered Trademark- Posterior Stabilized Flex knee, the
Longevity-Registered Trademark- highly cross-linked polyethylene liner for hip cups, the M/DN-Registered Trademark- nail and the Bigliani/Flatow-Registered Trademark- shoulder implant.

    We are actively broadening our product offerings in each of our product categories and are exploring new technologies that have applications in multiple areas. Most importantly, we are developing and licensing new materials, such as trabecular metal, and new surgical approaches, such as minimally invasive surgery, that are applicable across multiple product lines. Currently, we have more than 44 active research and development projects underway, approximately half of which we expect to commercialize by the end of 2002. The most significant of these include:

    - developing our NexGen-Registered Trademark- Salvage Knee, a knee implant typically used in the United States for procedures performed as a last resort before amputation of the knee;

    - developing minimally invasive surgical implants and instrumentation for knee and hip procedures;

    - developing extensions of our VerSys-Registered Trademark- hip line;

    - developing a cruciate retaining guided motion knee; and

    - developing trabecular metal applications for knee, hip and upper extremity implants as well as for fracture management products and spinal applications.

    We spent approximately $52 million in 2000, $45 million in 1999 and $36 million in 1998 on research and development. Expenditures on research and development represented approximately five percent of our sales in each of 2000 and 1999 and approximately four percent of our sales in 1998. Our research and development budget has risen as we have expanded our development engineering staff to increase our output of new reconstructive implant and fracture management products. We currently have approximately 250 employees dedicated to research and development, approximately 80 of whom are engineers or materials scientists and approximately 40 of whom hold advanced degrees.

    We have developed and maintain close relationships with a number of widely recognized orthopaedic surgeons who assist in product research and development. These surgeons often speak about our products at medical seminars, assist in the training of other surgeons in the use of our products and provide us with feedback on the industry's acceptance of our new products. Some of these surgeons who participate in the design of products and/or provide consulting services have contractual relationships with us under which they receive royalty payments or consultant fees in connection with the development of particular products with which they have been involved.

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CUSTOMERS, SALES AND DISTRIBUTION

    CUSTOMERS

    Our primary customers include orthopaedic surgeons, hospitals and health care purchasing organizations, or buying groups. These customers range from independent surgeons to large multinational enterprises. A majority of U.S. hospitals and surgeons belong to at least one group purchasing organization. In 2000, individual hospital and surgeon orders purchased through Premier, a large multinational buying group, accounted for approximately 10 percent of our net sales. No individual end-users however, accounted for over 0.5 percent of our net sales and our top ten end-users accounted for approximately 2.8 percent of our net sales in aggregate. Historically, annual variations in voluntary purchases by individual end-users affiliated with buying groups have equaled in aggregate, and we expect will continue to equal in aggregate, no more than 10 to 15 percent per buying group. The loss of all sales ordered through one or all of the buying groups with which we have negotiated non-exclusive contractual supply agreements could, however, have a material adverse effect on our business. Please see "--Sales and Marketing--Americas" for more detail regarding our contractual arrangements with buying groups.

    SALES AND MARKETING

    We have operations in approximately 20 countries and market our products in approximately 70 countries. Globally, we manage our sales and marketing by three geographic areas--the Americas, which is comprised principally of the United States and includes the remaining countries in the Western Hemisphere; Asia Pacific, which is comprised principally of Japan and includes other Asian and Pacific markets; and Europe, which is comprised principally of Europe and includes the Middle East and Africa. We distribute our products in these regions primarily through networks of agents and distributors who market and sell to orthopaedic surgeons, third party distributors, hospitals and surgery centers, among others. No individual agent or distributor accounted for more than 10 percent of our net revenues for the year ended December 31, 2000.

    We are committed to providing our customers with a superior standard of customer service and support, focusing on salesforce training and medical education programs. On a global basis, our approximately 1,100 sales associates and surgery support personnel, approximately 750 of whom are employed by independent distributors and approximately 350 of whom we employ directly, strive for prompt product processing and delivery by coordinating between the customer and our sales, operations and shipping departments. Our customer service call center provides worldwide product support 24 hours a day, 365 days a year.

    Recognizing the importance of our salesforce's expertise, we invest significant time and expense in providing training in such areas as product features and benefits, how to use specific products and how to best assist surgeons. The presence of one of our sales representatives is deemed by surgeons and hospitals to be necessary in a high number of procedures and the extensive sales training that we provide enables our representatives, when requested, to make meaningful contributions during surgeries. Within the operating room, our salesforce representatives frequently assist nurses and doctors with the selection and use of products and instruments. Our salesforce relies heavily on strong technical selling skills, medical education and in-surgery staff technical support.

    In response to the different healthcare systems throughout the world, our sales and marketing strategy and organizational structure differ by region. We have, however, carefully integrated a global approach to salesforce training, marketing and medical education into each locality to provide consistent, high quality service.

    AMERICAS. The Americas is our largest region, accounting for approximately 63 percent of 2000 sales, with the United States accounting for approximately
95 percent of sales in this region. In this region, our U.S. salesforce consists of approximately 26 independent distributors, all of whom sell our products exclusively and have an average association with us of approximately 21 years. These distributors receive a commission on product sales and are responsible for many operating decisions and costs, other than some aspects of product pricing that we control centrally. Commissions are accrued at the time of sale. Our approximately 380 sales associates, all of whom are affiliated with one of our independent distributors, have been selling our products for an average of 10 years. Our U.S. salesforce is ranked number one in the world among comparable medical device companies in SELLING POWER magazine's 1999 survey of more than 5,600 companies.

    In this region, we have also concentrated on negotiating contracts with buying groups and managed care accounts, such as Premier, Novation, HCA, Kaiser, Allegiance, Owens and Minor, McKesson HBOC, AmeriNet and Federal Supply Schedule, and have driven unit growth from these accounts by linking the level of discount received to sales growth. Under these contracts, we provide discounted pricing to the buying group and are generally designated as one of several designated preferred purchasing sources for the members of the buying group for specified products, although the members are not obligated to purchase our products. We have become increasingly selective with regard to all contracted sales accounts, eliminating lower-margin contracts. We expect in the future to enter into additional national contracts with other health care providers and buying groups. For the risks associated with these contracts, see "Risk Factors--Risks Relating to Our Industry--We are subject to cost-containment efforts of managed care and hospital buying groups in the United States and government organizations in Europe and the Asia Pacific region, which may continue to lower prices for our products and materially adversely effect our profitability and results of operations."

    We believe that our approximately 440 U.S. sales associates and the approximately 110 U.S. surgery support personnel, all of whom are affiliated with distributors, as well as our sponsorship of industry-leading conferences in the United States, provide us outstanding access to the key decision makers in the industry. Through intensive sales training and through an integrated marketing effort, our U.S. salesforce is able to provide value-added services. Additionally, we maintain extensive relationships with leading orthopaedic surgeons through industry-leading sponsorship of more than 200 medical education events in the United States each year, which attract approximately 3,000 surgeons annually.

    In 1997, we instituted a system that aligned our distributors in this region with our corporate goals of growth and efficiency. After terminating contracts with low performers, we implemented within our reorganized distributor network an extensive monitoring and incentive system ranking distributors across a range of performance metrics. We evaluate and reward distributors based on achieving certain sales targets and on maintaining efficient levels of working capital. We set expectations for efficient management of inventory and provide distributors a strong motivation to aid in the collection of receivables because we do not pay them until we receive payment.

    ASIA PACIFIC. The Asia Pacific region, our second largest region, accounted for approximately 25 percent of our 2000 sales, with Japan, our largest foreign market, accounting for approximately 78 percent of sales in this region. In Japan, we maintain a hybrid network of approximately 124 main-line dealers, reduced from more than 300 in 1999, and approximately 160 direct sales associates who have built strong relationships with leading orthopaedic surgeons. The knowledge and skills of our sales associates play a critical role in Japan because many doctors perform orthopaedic surgeries infrequently and must rely on the orthopaedic salesforce for extensive technical support. Additionally, in many hospitals, operating room nurses do not specialize and often have relatively low knowledge of, and experience with, orthopaedic instrumentation and procedures. We have strengthened, and intend to continue to strengthen, our relationships with Japanese surgeons through our medical education conferences.

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
    EUROPE. The European region, our third largest region, accounted for approximately 12 percent of 2000 sales with the United Kingdom, Germany, Spain, France and Italy accounting for approximately 75 percent of sales in this region. In this region, our salesforce is also comprised of direct sales associates, independent distributors and commissioned agents.

    DISTRIBUTION

    We generally ship our orders via overnight courier. Our operations support local language labeling for all shipments to the European Community. We also operate limited distribution facilities in Dover, Ohio and Statesville, North Carolina and internationally in Japan, Germany, Italy, the United Kingdom and Spain.

MANUFACTURING

    We manufacture substantially all of our products at our four facilities located in the United States and Puerto Rico. We believe that our manufacturing facilities set industry standards in terms of automation and have the flexibility to accommodate our future growth. We produce our reconstructive implants and fracture management products at our Warsaw, Indiana and Ponce, Puerto Rico facilities. We produce other surgical products at our Statesville, North Carolina and Dover, Ohio facilities.

    Our Warsaw, Indiana facility is our primary production facility, employing approximately 50 percent of our total manufacturing workforce. We have redesigned the manufacturing operations at this facility, as well as at our Ponce, Puerto Rico facility, to incorporate the cellular concept for production and to implement tenets of a manufacturing philosophy focused on continuous operational improvement. In addition, the majority of our employees at our Ponce, Puerto Rico facility are cross-trained.

    The following table sets forth the key manufacturing and operating capabilities of each of our four manufacturing facilities.

FACILITY                                    KEY MANUFACTURING AND OPERATING CAPABILITIES
------------------------------------------  --------------------------------------------
Warsaw, Indiana...........................  - On-site investment casting facility
                                            - Computer controlled machining
                                            - Robotic finishing
                                            - Gas plasma sterilization
                                            - Research and development
                                            - Tool production facilities

Ponce, Puerto Rico........................  - Computer controlled machining
                                            - Polishing and electropolishing
                                            - Fiber metal sintering
                                            - Sterile and nonsterile packaging

Statesville, North Carolina...............  - Computer controlled machining
                                            - Radio frequency sealing
                                            - Ultrasonic welding
                                            - Computerized sewing
                                            - Automatic die cutting
                                            - Clean room packaging

Dover, Ohio...............................  - Plastic and silicone injection molding
                                            - Plastic and silicone tubing extrusion
                                            - Radio frequency and sonic welding
                                            - Electromechanical and plastic assembly
                                            - Ethylene oxide sterilization

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
    We generally operate our manufacturing facilities at our targeted goal of approximately 85 percent of total capacity. We are currently evaluating an additional rationalization plan that would transfer products currently purchased from outside vendors to on-site production. Our facilities have sufficient existing floor space to accommodate additional capacity if required.

    Improving manufacturing productivity has been a major contributor to our recent profitability improvements. Major areas of improvement included:

    - capacity rationalization that led to the shutdown of three plants worldwide;

    - utilization of computer-assisted robots to precision polish medical devices;

    - in-sourcing of core products;

    - high-speed machining; and

    - negotiated reductions in raw materials costs.

RAW MATERIALS

    We use a diverse and broad range of raw materials in the design, development and manufacturing of our products. While we do produce some of our materials on-site at our manufacturing facilities, we purchase most of the materials and components used in manufacturing our products from external suppliers. In addition, we purchase some supplies from single sources for reasons of quality assurance, sole source availability, cost effectiveness or constraints resulting from regulatory requirements. We work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Alternative supplier options are generally considered and identified, although we do not typically pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate unique technology, we do not believe that the loss of any existing supply contract would have a material adverse effect on us.

QUALITY ASSURANCE

    We are committed to providing high quality products to our customers. To meet this commitment, we have implemented modern quality systems and concepts throughout the organization. Our quality assurance department supervises our quality systems. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance. Our regulatory affairs and compliance department is responsible for assuring compliance with all applicable regulations, standards and internal policies.

    Since 1998, we have initiated numerous quality improvement programs and have earned the State of Indiana Quality Improvement Award for 2000. In addition, the Food and Drug Administration recently completed a comprehensive biennial level II Quality Systems Inspection Technique inspection of our Warsaw facility and issued no observations. All of our manufacturing operations are ISO 9000 series certified and our Ponce, Puerto Rico facility is used as an ISO 9002 benchmark facility.

PROPERTIES

    We are headquartered in Warsaw, Indiana and operate four manufacturing/distribution facilities in the United States and one in Gotemba, Japan. In addition, we operate limited distribution facilities in

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
Japan, Germany, Italy, the United Kingdom and Spain. The following table outlines the location, use, ownership and size of these facilities:

                                                        OWNED/          LEASE                 SIZE
LOCATION                             USE                LEASED    TERMINATION DATE       (SQUARE FEET)
-----------------------  ---------------------------   --------   -----------------   --------------------
Warsaw, Indiana          Research & Development,       Owned      Not applicable      530,400 (197,900
(1800 West Center        Manufacturing, Marketing &                                   used for production)
Street)                  Administration
Warsaw, Indiana          Distribution & Warehousing    Owned      Not applicable      87,000 (additional
(1777 West Center                                                                     52,000 in
Street)                                                                               construction)
Warsaw, Indiana          Manufacturing & Printing      Owned      Not applicable      25,000 (15,000
(Detroit Street)                                                                      used for production)
Ponce, Puerto Rico       Manufacturing &               Owned      Not applicable      112,800 (100,300
                         Distribution                                                 used for production)
Statesville, North       Manufacturing & Warehousing   Owned      Not applicable      80,000 (61,200
Carolina                                                                              used for production)
Dover, Ohio              Research & Development,       Owned      Not applicable      140,000 (59,700 used
                         Manufacturing, Distribution                                  for production)
                         & Warehousing
Gotemba, Japan           Manufacturing, Distribution   Owned      Not applicable      83,000
                         & Warehousing
Swindon, England         Distribution & Warehousing    Leased     December 24, 2010   47,622
Dietzenbach,             Distribution & Warehousing    Leased     February 28, 2002   22,497
Germany
Kiel, Germany            Distribution & Warehousing    Leased     October 1, 2011     19,375
Milan, Italy             Distribution & Warehousing    Leased     May 31, 2003        13,183
Barcelona, Spain         Distribution & Warehousing    Leased     October 14, 2005    4,704

    We also maintain approximately 40 offices and warehouse facilities in 14 countries, including Japan, Taiwan, Australia, France, Spain, Canada and the United States. We believe that all of our facilities and equipment are in good condition and are well maintained and able to operate at present levels.

COMPETITION

    The orthopaedics industry is highly competitive. We compete with many companies ranging from small start-up enterprises to multinational companies that are larger and have access to greater financial, marketing, technical and other resources. Our present or future products could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors or by other therapies, including biological therapies. To remain competitive, therefore, we must continue to develop and acquire new products and technologies.

    The orthopaedics industry has undergone significant consolidation over the past few years, as the leading players have sought to build complete product lines and gain economies of scale. Because we only produce and market products in selected product categories of the orthopaedics industry, we may not be able to compete successfully with our competitors in the future, especially those that offer customers a broader range of orthopaedic, as well as other medical equipment and supplies.

    In the global markets for reconstructive implants, fracture management and other orthopaedic products, a handful of competitors, including Biomet, DePuy (a Johnson & Johnson company), Smith & Nephew, Stryker, Sulzer Medical and Synthes-Stratec, compete with us for the majority of product sales, particularly in the Americas and the Asia Pacific region, primarily on the basis of

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
technology, quality, reputation, relationships with customers and service. In local markets outside of the United States, other factors, including local distribution systems, complex regulatory environments and differing medical philosophies and product preferences, influence competition as well. Some of our competitors have, and in the future these and other competitors may have, significantly greater financial, marketing and other resources than us. Our competitors may be in a stronger position to respond quickly to new or emerging technologies, may be able to undertake more extensive marketing campaigns, may adopt more aggressive pricing policies and may be more successful in attracting potential customers, employees and strategic partners.

    In the United States, which accounts for 95 percent of our net sales in the Americas, three to four major players, including us, account for a large majority of total reconstructive implant sales. While the reconstructive implant market has undergone significant consolidation over the past few years, the fracture management product market remains more fragmented. In the fracture management product market, we are one of several players with an established market presence.

    In the Asia Pacific market for reconstructive implant and fracture management products, we compete primarily with Depuy and Stryker as well as regional companies, including Kyocera and MDM. Many factors, including the dealer system, complex regulatory environments and less price sensitivity and the accompanying inability to compete on price, make it difficult for smaller players, particularly those that are non-regional, to compete effectively with the market leaders in the Asia Pacific region. In this region, we are a leading player in the reconstructive implant and fracture management products markets based on 2000 sales revenue, according to independent industry sources.

    The reconstructive implant and fracture management product markets in Europe are more fragmented than in the Americas or the Asia Pacific region. The variety of philosophies held by European surgeons regarding hip reconstruction, for example, has allowed for the survival of many small, niche European companies. Today most hip implants sold in Europe are products developed specifically for Europe, although global products are gaining acceptance. As a result, in addition to our global products, we have developed and produced, and we continue to develop and produce, specially tailored products, such as the VerSys-Registered Trademark- E.T., Mercure-Registered Trademark-, SKF/SKT-Registered Trademark-, CPT-Registered Trademark-, the
Trilogy-Registered Trademark- AB-TM- (alternate bearing) ceramic liner and the I.T.S.T.-TM- Nail, among others, to meet specific European needs. In this region, we believe we are a leading player in the reconstructive implant market.

PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

    Patents and other proprietary rights are important to the success of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information.

    We own approximately 335 issued U.S. patents, 50 pending U.S. patent applications, 245 issued foreign patents and 465 pending foreign patent applications and have licensed 160 issued U.S. patents, 30 pending U.S. patent applications, 180 issued foreign patents and 315 pending foreign patent applications, that relate to aspects of the technology incorporated in many of our products. This proprietary protection often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology.

    Although approximately 12 percent of our patents are due to expire within the next five years, our patent strategy is to file patent applications and, in some cases, additional patent applications covering new aspects or modifications of the affected products, or line extensions of these products. As a result, the duration of the patents covering our products can extend up to twenty years from the date of filing of the patent application. We do not believe that the expiration of any one or more of our patents that are due to expire in the next five years will cause a material adverse effect on the sales of our products.

    We are also a party to several license agreements with unrelated third parties pursuant to which we have obtained, for the life of the licensed patent, the exclusive or non-exclusive rights to these

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
patents held by such third parties in consideration for royalty payments. For example, pursuant to license agreements with the orthopaedic surgeons in conjunction with whom we have developed implant and instrument products, we have obtained exclusive rights to patents and technologies created during the design process. Similarly, in August 2000, we entered into an exclusive distribution and strategic alliance agreement with Implex Corp. relating to the development and distribution of reconstructive implant and fracture management products incorporating trabecular metal. In addition to granting us distribution rights for orthopaedic products incorporating trabecular metal, this agreement provides us, subject to specified conditions, with an exclusive right to initiate negotiations during the third quarter of 2003 to purchase specified assets and proprietary rights of Implex Corp. Similarly, in March, 1998, the Massachusetts Institute of Technology and General Hospital Corporation granted us a license to produce and market orthopaedic products based on highly cross-linked polyethylene technology in North America, Europe and Japan for the life of the relevant patents. MIT and GHC have granted or may grant one additional license with respect to knee products and one with respect to hip products in each of these geographic regions.

    We also own or have licensing rights to a number of trademarks.

    We believe that our patents, trademarks and other proprietary rights are important to the development and conduct of our business and the marketing of our products. As a result, we aggressively protect our intellectual property. For a discussion of risks related to our intellectual property, refer to "Risk Factors--Risks Related to Our Business--If we are unable to protect our intellectual property rights, our business and prospects may be harmed" and "Risk Factors--Risks Relating to Our Business--We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products."

EMPLOYEES

    We currently employ approximately 3,200 employees worldwide. Approximately 2,000 employees are located within the United States and 1,200 employees are located outside of the United States, primarily in Japan and Europe. Approximately 195 of our North American employees are members of a trade union covered by a collective bargaining agreement. In addition, approximately nine employees are represented by a union in the United Kingdom.

    In May, 2000, we renewed a collective bargaining agreement with the United Steelworkers of America covering employees at our Dover, Ohio facility. In connection with the distribution, we will continue to recognize our current agreement with this union. This agreement will be effective until May 15, 2003 and shall automatically be renewed on a year-to-year basis unless either party gives a written notice of its intent to terminate the agreement, 60 days prior to a termination date. We believe that we generally have a good relationship with our employees and the unions that represent them.

GOVERNMENT REGULATION AND OTHER MATTERS

    REGULATORY APPROVALS

    In the United States, the Food and Drug Administration, among other government agencies, is responsible for regulating the introduction of new medical devices. The Food and Drug Administration regulates laboratory and manufacturing practices, labeling and record keeping for medical devices and review of required manufacturers' reports of adverse experience to identify potential problems with marketed medical devices. Many of the devices that we develop and market are in a category for which the Food and Drug Administration has implemented stringent clinical investigation and pre-market approval requirements. The process of obtaining Food and Drug Administration approval to market a product can be resource-intensive, lengthy and costly. The Food and Drug Administration review may involve substantial delays that adversely affect the marketing and sale of our products. Any delay or acceleration experienced by us in obtaining regulatory approvals to conduct clinical trials or in obtaining required market clearances may affect our operations or the market's expectations for the timing of such events and, consequently, the market price for our common stock.

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
    The Food and Drug Administration has the authority to halt the distribution of certain medical devices, detain or seize adulterated or misbranded medical devices, or order the repair, replacement or refund of the costs of such devices. The Food and Drug Administration may also require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The Food and Drug Administration may enjoin and restrain certain violations of the Food, Drug and Cosmetic Act and the Safe Medical Devices Act pertaining to medical devices, or initiate action for criminal prosecution of such violations. Moreover, the Food and Drug Administration administers certain controls over the export of medical devices from the United States and the importation of devices into the United States.

    In many of the foreign countries in which we market our products, we are subject to regulations affecting, among other things:

    - product standards;

    - packaging requirements;

    - labeling requirements;

    - import restrictions;

    - tariff regulations;

    - duties; and

    - tax requirements.

    Many of the regulations applicable to our devices and products in these countries are similar to those of the Food and Drug Administration. In many countries, the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. To date, we have not experienced difficulty in complying with these regulations. Due to the movement towards harmonization of standards in the European Union, we expect the regulatory environment in Europe to change, shifting from a country-by-country regulatory system to a single European Union regulatory system. We cannot currently predict the timing of this harmonization and its effect on our business.

    FRAUD AND ABUSE

    We are subject to various Federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in Federal and state health care programs, including Medicare, Medicaid, VA health programs and CHAMPUS. We believe that our operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, we cannot assure you that we would not be required to alter one or more of our practices to be in compliance with these laws. In addition, we cannot assure you that the occurrence of one or more violations of these laws would not result in a material adverse effect on our financial condition and results of operations.

    ANTI-KICKBACK LAWS. Our operations are subject to Federal and state anti-kickback laws. Certain provisions of the Social Security Act, commonly known as the "Medicare Fraud and Abuse Statute," prohibit entities, such as our company, from knowingly and wilfully offering, paying, soliciting or receiving any form of remuneration in return for, or to induce:

    - the referral of persons eligible for benefits under a Federal health care program, including Medicare, Medicaid, the VA health programs and CHAMPUS, or a state health program; or

    - the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a Federal health care program or state health programs.

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
The statute may be violated when even one purpose, as opposed to a primary or sole purpose, of a payment is to induce referrals or other business. The regulations create a small number of "safe harbors." Practices which meet all the criteria of an applicable safe harbor will not be deemed to violate the statute; practices that do not satisfy all elements of a safe harbor do not necessarily violate the statute, although such practices may be subject to scrutiny by enforcement agencies.

    Violation of the Medicare Fraud and Abuse Statute is a felony, punishable by fines up to $25,000 per violation and imprisonment for up to five years. In addition, the Department of Health and Human Services may impose civil penalties and exclude violators from participation in Medicare or state health programs. Many states have adopted similar prohibitions against payments intended to induce referrals to Medicaid and other third party payor patients that vary in scope and may apply regardless of whether a Federal health care program is involved.

    PHYSICIAN SELF-REFERRAL LAWS. We are also subject to Federal and state physician self-referral laws. Federal physician self-referral legislation, known as the "Stark" law, prohibits, subject to specified exceptions, a physician or a member of his immediate family from referring Medicare or Medicaid patients to an entity providing "designated health services," including prosthetics and prosthetic devices and supplies, in which the physician has an ownership or investment interest, or with which the physician has entered into a compensation arrangement. An exception is recognized for referrals made to a publicly traded entity in which the physician has an investment interest if the entity's shares are traded on certain exchanges, including the New York Stock Exchange, and had stockholders' equity exceeding $75 million for its most recent fiscal year, or on average during the three previous fiscal years. The Stark law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral. The penalties for violations include a prohibition on payment by these government programs and civil penalties of as much as $15,000 for each violative referral and $100,000 for participation in a "circumvention scheme." Various state laws also contain similar provisions and penalties.

    We provide compensation to physicians pursuant to certain consulting and licensing agreements. The consulting agreements generally provide for the payment of a flat fee in return for a fixed number of hours or days of consulting services and the licensing agreements generally provide for the payment of a royalty based on a fixed percentage of sales of products developed by the physician. While the payment of compensation to physicians who refer patients to us can implicate the Medicare Fraud and Abuse Statute and the Stark law, we believe that our relationships with physicians described above are in material compliance with both statutes. In addition to structuring relationships with referring physicians in order to comply with the relevant statutes, we also monitor these relationships on an ongoing basis in an attempt to ensure continued compliance.

    HEALTH CARE INITIATIVES

    Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in many countries where we do business, including the United States. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. Ongoing cost-containment pressures from managed care and hospital buying groups in the United States and government organizations in Europe and the Asia Pacific region have generated over the past decade industry-wide net declines in base prices for reconstructive implants, fracture management products and other related products. Base prices, however, generally have stabilized in more recent years in the United States and some of these other regions. Although we believe we are well-positioned to respond to changes resulting from this worldwide trend toward cost containment, proposed legislation and/or changes in the marketplace could have an adverse impact on future operating results.

    Diagnostic-related groups' reimbursement schedules regulate the amount the U.S. government, through the United States Health Care Financing Administration, will reimburse hospitals and doctors for the in-patient care of persons covered by Medicare. In response to rising Medicare and Medicaid

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
costs, several legislative proposals in the United States have been advanced that would restrict future funding increases for these programs. While we have been unaware of significant domestic price resistance directly as a result of the reimbursement policies of diagnostic-related groups, changes in these reimbursement levels and processes could have an adverse effect on our domestic pricing flexibility.

    In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are larger, more complex and tend to involve more long-term contracts than in the past. The enhanced purchasing power of these larger customers may also increase the pressure on product pricing, although we are unable to estimate the potential impact at this time.

ENVIRONMENTAL MATTERS

    Our facilities and operations are subject to Federal, state and local environmental and occupational health and safety requirements of the United States and foreign countries, including those relating to discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. We believe we are currently in material compliance with such requirements and do not currently anticipate any material adverse effect on our business or financial condition as a result of our efforts to comply with such requirements.

    In the future, Federal, state or local governments in the United States or foreign countries could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters that could effect our operations. Also, in the future, contamination may be found to exist at our current or former facilities or off-site locations where we have sent wastes. We could be held liable for such newly-discovered contamination which could have a material adverse effect on our business or financial condition. In addition, changes in environmental and worker health and safety requirements could have a material effect on our business or financial condition.

LEGAL MATTERS

    While we are involved from time to time in litigation arising in the ordinary course of business, including product liability claims, we are not currently aware of any actions against us that we believe would materially adversely affect our business, financial condition or results of operations. We may be subject to future litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products. We operate in an industry susceptible to significant product liability claims. In recent years, there has been an increased public interest in product liability claims for implanted or other medical devices. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future arising out of events not known to us at the present time.

    Historically, Bristol-Myers Squibb has self-insured against most of our losses other than catastrophic losses, for which it generally retained third party insurance. After the distribution, we intend to secure product liability insurance in amounts that we believe to be reasonable and standard in the industry. However, we cannot assure you that we will be able to obtain product liability insurance on commercially reasonable terms, if at all. For a more complete discussion of the future risks relating to insurance matters, please see "Risk Factors--Risks Relating to Our Industry--We may incur product liability losses and insurance coverage may be inadequate or unavailable to cover these losses."

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              ARRANGEMENTS BETWEEN BRISTOL-MYERS SQUIBB AND ZIMMER

    We have entered into the Contribution and Distribution Agreement and will enter into a number of ancillary agreements with Bristol-Myers Squibb for the purpose of accomplishing the contribution to us of the business described in this information statement and the distribution. These agreements will govern the relationship between Bristol-Myers Squibb and us subsequent to the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the distribution. The ancillary agreements include:

    - Interim Services Agreement;

    - Employee Benefits Agreement; and

    - Tax Sharing Agreement.

    In addition, to the extent that Bristol-Myers Squibb and we share our current work locations for our respective workforces, and to the extent Bristol-Myers Squibb does not contribute to us the related real estate, we and Bristol-Myers Squibb will enter into subleases for these locations. Subleases for space in commercially leased locations will have varying terms generally matching the terms of the underlying leases. On a site by site basis, we have negotiated or will negotiate these subleases, which will not, individually, be material to our operations on an ongoing basis.

    The material agreements summarized below have been filed as exhibits to the registration statement of which this information statement forms a part and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. The terms of these agreements, other than the Contribution and Distribution Agreement, have not yet been finalized and are being reviewed by us and Bristol-Myers Squibb. None of these agreements will restrict either us or Bristol-Myers Squibb from developing or acquiring products that may compete against the products offered by the other party.

CONTRIBUTION AND DISTRIBUTION AGREEMENT

    The Contribution and Distribution Agreement sets forth the agreements between us and Bristol-Myers Squibb with respect to the principal corporate transactions required to effect the contribution and the distribution of our shares to Bristol-Myers Squibb's stockholders and other agreements governing the relationship between Bristol-Myers Squibb and us.

    THE CONTRIBUTION

    To effect the contribution, Bristol-Myers Squibb has transferred, or caused its subsidiaries to transfer, or will, or will cause its subsidiaries to, transfer or agree to transfer all of the assets of the contributed business to us as described in this information statement. We will assume, or agree to assume, and will agree to perform and fulfill all of the liabilities of the contributed business in accordance with their respective terms. Immediately after the contribution, we will contribute all of the assets of the contributed business to Zimmer, Inc., which will be our wholly-owned subsidiary, and will cause Zimmer, Inc., or one of its subsidiaries, to assume, or agree to assume, all the contributed liabilities in accordance with their respective terms. Except as expressly set forth in the agreement or in any other ancillary agreement, neither we nor Bristol-Myers Squibb make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the contribution, as to any consents or approvals required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence of any defenses or freedom from counterclaim with respect to any claim of either us or Bristol-Myers Squibb, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred. Except as expressly set forth in any other ancillary agreement, all assets will be transferred on an "as is," "where is" basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any security interest and that any necessary consents or approvals are not obtained or that requirements of laws or judgments are not complied with.

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    THE DISTRIBUTION

    The Contribution and Distribution Agreement provides that, subject to the terms and conditions contained in the agreement, we and Bristol-Myers Squibb will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to be satisfied, and to effect the distribution as of 11:59 p.m. on August 6, 2001. Bristol-Myers Squibb's agreement to consummate the distribution is subject to the satisfaction or waiver by Bristol-Myers Squibb, in its sole discretion, of a number of conditions including the following:

    - a private letter ruling from the IRS shall have been obtained, and shall continue in effect, to the effect that, among other things, the distribution will qualify as a tax-free distribution for U.S. Federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code and the transfer to us of the assets and the assumption by us of the liabilities in connection with the contribution will not result in recognition of any gain or loss for U.S. Federal income tax purposes to Bristol-Myers Squibb, us or Bristol-Myers Squibb's or our stockholders, except with respect to cash received in lieu of fractional shares of our common stock, and such ruling shall be in form and substance satisfactory to Bristol-Myers Squibb, in its sole discretion;

    - any material governmental approvals and consents necessary to consummate the distribution shall have been obtained and be in full force and effect;

    - no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution shall be in effect, and no other event outside the control of Bristol-Myers Squibb shall have occurred or failed to occur that prevents the consummation of the distribution; and

    - no other events or developments shall have occurred that, in the judgment of the board of directors of Bristol-Myers Squibb, would result in the distribution having an adverse effect on Bristol-Myers Squibb or Bristol-Myers Squibb's stockholders.

    If Bristol-Myers Squibb waives a material condition to the distribution after the date of this information statement, we intend to issue a press release disclosing this waiver and file a report on Form 8-K with the Securities and Exchange Commission.

    RELEASES AND INDEMNIFICATION

    The Contribution and Distribution Agreement provides for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among us or any of our subsidiaries or affiliates, on the one hand, and Bristol-Myers Squibb or any of its subsidiaries or affiliates other than us, on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the date of the agreement.

    We have agreed to indemnify, hold harmless and defend Bristol-Myers Squibb, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

    - the failure of us or any of our affiliates or any other person to pay, perform or otherwise promptly discharge any liabilities associated with the contributed business, or any contracts associated with the contributed business, in accordance with their respective terms;

    - the contributed business, liabilities or contracts;

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
    - any material breach by us or any of our affiliates of the agreement or any of the other ancillary agreements; and

    - any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this information statement or necessary to make the statements in the registration statement or this information statement not misleading.

    Bristol-Myers Squibb has agreed to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

    - the failure of Bristol-Myers Squibb or any affiliate of Bristol-Myers Squibb, other than us, or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of Bristol-Myers Squibb or its affiliates, other than us, other than liabilities associated with the contributed business;

    - any liability of Bristol-Myers Squibb or its affiliates, other than us, or the Bristol-Myers Squibb businesses other than liabilities associated with the contribution of the business; and

    - any material breach by Bristol-Myers Squibb or any of its affiliates, other than us, of the agreement or any of the other ancillary agreements.

    The Contribution and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

    CONTINGENT LIABILITIES AND CONTINGENT GAINS

    The Contribution and Distribution Agreement provides that we and Bristol-Myers Squibb will indemnify each other with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to each of us, subject to the sharing provisions described below.

    The Contribution and Distribution Agreement also provides for the sharing of:

    - any contingent liabilities that do not primarily relate to any business of Bristol-Myers Squibb or to our business; and

    - some specifically identified liabilities, other than taxes.

    Bristol-Myers Squibb will assume the defense of, and may seek to settle or compromise, any third party claim that is a shared contingent liability, and those costs and expenses will be included in the amount to be shared by us and Bristol-Myers Squibb.

    The Contribution and Distribution Agreement provides that we and Bristol-Myers Squibb will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, us or Bristol-Myers Squibb, respectively.

    DISPUTE RESOLUTION

    The Contribution and Distribution Agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Bristol-Myers Squibb. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Bristol-Myers Squibb. If such efforts are not successful, either we or Bristol-Myers Squibb may submit the dispute, controversy or claim to non-binding mediation, subject to the provisions of the agreement. If the dispute is not resolved through mediation, an action may be brought before any court of competent jurisdiction.

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    EXPENSES

    Except as expressly set forth in the Contribution and Distribution Agreement or in any other ancillary agreement, all third party fees, costs and expenses paid or incurred in connection with the distribution will be paid by us.

    TERMINATION

    The Contribution and Distribution Agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the distribution date in the sole discretion of Bristol-Myers Squibb without our approval or the approval of the stockholders of Bristol-Myers Squibb. In the event of a termination of the Contribution and Distribution Agreement, no party shall have any liability of any kind to any other party or any other person. After the distribution date, the agreement may not be terminated except by an agreement in writing signed by both Bristol-Myers Squibb and us.

    AMENDMENTS AND WAIVERS

    Prior to the distribution date, Bristol-Myers Squibb may amend, supplement and modify the Contribution and Distribution Agreement and the ancillary agreements in its sole discretion without our approval. If Bristol-Myers Squibb modifies a material provision of the Contribution and Distribution Agreement or any ancillary agreement after the date of this information statement, we intend to issue a press release disclosing this modification and file a report on Form 8-K with the Securities and Exchange Commission. After the distribution, no provisions of the Contribution and Distribution Agreement or any ancillary agreement will be deemed waived, amended, supplemented or modified by any party, unless the waiver, amendment, supplement or modification is in writing and signed by the authorized representative against whom it is sought to enforce the waiver, amendment, supplement or modification.

    FURTHER ASSURANCES

    In addition to the actions specifically provided for elsewhere in the Contribution and Distribution Agreement, both we and Bristol-Myers Squibb have agreed to use our reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the agreement and the other ancillary agreements.

INTERIM SERVICES AGREEMENT

    We and Bristol-Myers Squibb will enter into an Interim Services Agreement pursuant to which Bristol-Myers Squibb will provide to us, on an interim, transitional basis, various services, including, but not limited to, treasury administration, employee benefits administration and information technology services. The agreed upon charges for such services are generally intended to allow Bristol-Myers Squibb to recover fully the allocated costs of providing the services, plus all out-of-pocket costs and expenses.

    In general, the services shall commence on the distribution date and shall expire no later than twelve months following the distribution date. The agreement may be extended by the parties in writing either in whole or in part. With respect to particular services, we may terminate the agreement with respect to one or more of those services upon prior written notice.

EMPLOYEE BENEFITS AGREEMENT

    We and Bristol-Myers Squibb will enter into an Employee Benefits Agreement to allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters.

    The Employee Benefits Agreement will provide that as of the distribution date, we generally will assume, retain and be liable for all wages, salaries, welfare, incentive compensation and other

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employee-related obligations and liabilities for all current and former employees of our business, except as specifically provided in the Employee Benefits Agreement. Bristol-Myers Squibb will retain all assets and liabilities relating to our U.S. employees under the Bristol-Myers Squibb pension plans. Additionally, Bristol-Myers Squibb will retain liabilities for postretirement medical and life insurance benefits for U.S. employees who are currently retired and for those U.S. employees who are eligible to retire as of the distribution date. As of a date to be specified in the Employee Benefits Agreement, active employees of our business will cease to be active participants in benefits plans maintained by Bristol-Myers Squibb and will become eligible to participate in all of our applicable plans. In connection with the distribution, we expect to adopt a variety of employee benefits plans, in both the United States and jurisdictions outside of the United States, comparable to those of Bristol-Myers Squibb for our employees. Once we establish our own benefits plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies. In general, we will credit each active employee in our business with his or her service with Bristol-Myers Squibb for purposes of determining eligibility to participate, eligibility for benefits, benefit forms and vesting under plans maintained by us, to the extent the corresponding Bristol-Myers Squibb plans gave credit for such service.

    Pursuant to the Employee Benefits Agreement, Bristol-Myers Squibb stock options held by our employees will be converted to our stock options at the time of the distribution, except in certain foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to convert. As part of the conversion, we will multiply the number of shares purchasable under each converted stock option by a price conversion ratio determined at the time of the distribution and divide the exercise price per share of each option by the same ratio. Fractional shares will be rounded to the nearest whole number of shares. All other terms and conditions of the converted stock options will remain substantially the same as those in effect prior to the distribution.

    The aggregate intrinsic value of the options that will be converted at the time of the distribution will remain the same and the ratio of the relevant exercise price per share to the market value per share will not be reduced.

    The price conversion ratio will be calculated by dividing the closing price of Bristol-Myers Squibb Common Stock reported on the New York Stock Exchange on the distribution date, or on the first day prior to the distribution date that the New York Stock Exchange is open for trading if the New York Stock Exchange is not open for trading on the distribution date, by opening price of Zimmer Common Stock reported on the New York Stock Exchange on the first day following the distribution date that the New York Stock Exchange is open for trading; provided, however, that adjustments may be made to the price conversion ratio to minimize the independent, determinable and verifiable effect of events other than the distribution on the price of Bristol-Myers Squibb common stock, the price of Zimmer common stock or the price of both.

TAX SHARING AGREEMENT

    We and Bristol-Myers Squibb will enter into a Tax Sharing Agreement which will govern Bristol-Myers Squibb's and our respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending before, on or after the distribution. Generally, Bristol-Myers Squibb will be liable for all pre-distribution U.S. Federal income taxes, foreign taxes and certain state taxes attributable to our business. We generally will be liable for all other taxes attributable to our business. In addition, the Tax Sharing Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. The Tax Sharing Agreement will also provide that we are liable for taxes incurred by Bristol-Myers Squibb that arise as a result of our taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution pursuant to Section 355 of the Internal Revenue Code. Finally, we will also be liable for taxes incurred by Bristol-Myers Squibb in connection with certain acquisitions or issuances of our stock, even if such acquisitions or issuances were to occur after the distribution, if such acquisitions or issuances result in the distribution failing to meet the requirements of a tax-free distribution pursuant to Section 355(e) of the Internal Revenue Code.

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                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

    We expect that our board of directors following the distribution will be comprised of between five and eleven directors. We expect to appoint an executive officer, or other affiliate, of Bristol-Myers Squibb to serve as one of our directors. We also expect J. Raymond Elliott, our President and Chief Executive Officer, to continue to serve as a director following the distribution. Mr. Elliott has served as our sole director since March 20, 2001. In connection with the distribution, a number of non-employee directors, who have not yet been determined, will be elected to the board prior to the distribution date. To the extent additional directors or director designees are identified prior to the distribution date, we will disclose the names of these additional directors or director designees in an amendment to this information statement or in an additional filing on Form 8-K.

    Upon completion of the distribution, our board of directors will be divided into three classes. Approximately one third will be Class 1 directors, with terms expiring at the annual meeting of stockholders to be held in 2002, approximately one third will be Class 2 directors with terms expiring at the annual meeting of stockholders to be held in 2003 and approximately one third will be Class 3 directors with terms expiring at the annual meeting of stockholders to be held in 2004. Commencing with the annual meeting of stockholders to be held in 2002, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

    The following table sets forth information as to persons who serve or who are currently expected to serve as our directors or executive officers immediately following the distribution. We anticipate appointing each executive officer of Zimmer, Inc., listed below, to an equivalent position at our company as of the distribution date, unless otherwise noted. None of the identified officers will retain their positions with Bristol-Myers Squibb after the distribution.

NAME                                  AGE                           POSITION
----------------------------------  --------   ---------------------------------------------------
J. Raymond Elliott................     52      President and Chief Executive Officer, Director
Sam R. Leno.......................     55      Senior Vice President and Chief Financial Officer
Bruno A. Melzi....................     53      President, Europe
John S. Loveman-Krelle............     49      President, Asia Pacific
Bruce E. Peterson.................     52      President, Americas
Sheryl L. Conley..................     41      Vice President, Global Brand Management and
                                               Commercialization
Kenneth Coonce....................     51      Vice President, Operations and Logistics
Roy D. Crowninshield..............     52      Senior Vice President, Chief Scientific Officer
James T. Crines...................     42      Vice President, Controller
James P. Simpson..................     43      Vice President, Regulatory and Government Affairs
Terry D. Schlotterback............     46      Vice President, Global Services
Dennis J. Kline...................     48      Vice President, Human Resources
Paul D. Schoenle..................     54      Vice President, Senior Counsel
Stephen K. Forden.................     40      Vice President, Transition and Public Company
                                               Activities

    J. RAYMOND ELLIOTT was appointed President and Chief Executive Officer as well as Director of our company on March 20, 2001. Mr. Elliott was appointed President of Zimmer, Inc., our predecessor, in November 1997. In addition,
Mr. Elliott served as Vice President of Bristol-Myers Squibb, our parent prior to the distribution, from November 1997 until the separation. Mr. Elliott has approximately

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20 years of experience in the orthopaedics and medical devices industries and approximately eight years of experience in consumer products. Prior to joining Zimmer, Inc., he served as President and Chief Executive Officer of
Cybex, Inc., a publicly traded medical rehabilitation and cardiovascular fitness products company, from September 1995 to June 1997, and previously as President and Chief Executive Officer of J.R. Elliott & Associates, a privately held M&A firm. During this time, Mr. Elliott successfully completed several M&A and turnaround projects including biotech start-up recommendations for the federal government, synergies and merger integration analyses for numerous healthcare firms and a turnaround role as Chairman and Chief Executive Officer of Cablecom Inc. Mr. Elliott has also served as Chairman and President of various divisions of Southam, Inc., a communications group, and as group president of five divisions of food and beverage leader John Labatt, Inc. He began his career in the healthcare industry with Baxter International, formerly American Hospital Supply Corporation, where he gained 15 years experience in sales, marketing, operations, business development and general management, leading to his appointment as President of the Far East divisions, based in Tokyo. Mr. Elliott has served as a director of more than 15 business-related boards in the U.S., Canada, Japan, and Europe and has served on three occasions as Chairman. He currently serves as Chairman of a Northern Indiana United Way Campaign as well as a director of the State of Indiana Workplace Development Board. He holds a bachelor's degree from the University of Western Ontario, Canada.

    SAM R. LENO was appointed Senior Vice President and Chief Financial Officer of our company effective July 16, 2001. Prior to his appointment, Mr. Leno served as Senior Vice President and Chief Financial Officer of Arrow Electronics, Inc., a global distributor of electronic components, a position he held since March, 1999. From July 1995 until February 1999, Mr. Leno served as Executive Vice President and Chief Financial Officer of Corporate Express, Inc., a global supplier of office products and services. He served as Chief Financial Officer of Coram Healthcare, which specializes in home IV infusion, from 1994 until 1995. From 1971 to 1994, Mr. Leno held several financial positions of increasing responsibility at Baxter International, Inc., formerly American Hospital Supply Corporation, including Vice President, Finance and Information Technology, Hospital Business, from 1989-1994, Vice President, Financial Planning and Analysis, from 1988 to 1989, and Vice President, Corporate Restructuring, from 1986 until 1988. Prior to joining American Hospital Supply, he served as a U.S. Naval Officer. Mr. Leno holds a B.S. degree in Accounting from Northern Illinois University and a M.B.A. from Roosevelt University.

    BRUNO A. MELZI joined Zimmer, Inc., our predecessor, in 1990 as Managing Director. In March 2000, Mr. Melzi was promoted from Vice President and Managing Director of Italy, Germany and Switzerland, a position he held since October of 1997, to his current position of President, Europe. Mr. Melzi has over 27 years of experience in the orthopaedics and medical products industry. He has previously served as General Manager and member of the Board of Directors of Johnson & Johnson Italy from 1983 to 1990, as Smith & Nephew's Business Director for Italy from 1982 to 1983 and as Executive Marketing Director for Johnson & Johnson's Ethicon suture division from 1980 to 1982. Mr. Melzi holds a degree in law from the University of Pavia, Italy.

    JOHN S. LOVEMAN-KRELLE joined Zimmer, Inc., our predecessor, in 1987. He has served as President, Asia Pacific since June, 2000. Mr. Loveman-Krelle served as Vice President, Global Marketing from January 1996 until June 1997 and as Vice President and General Manager from June 1997 until his promotion to his current position. Mr. Krelle has over 20 years of experience in the orthopaedics and medical products industry and his previous responsibilities with Zimmer, Inc. include Vice President, Patient Care Global Marketing and Development and Vice President, Global Knee Marketing. Prior to 1987, he held positions in sales, marketing and management with Schering AG. Mr. Krelle holds a bachelor's degree in mechanical engineering and an MBA from Sussex University, U.K.

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    BRUCE E. PETERSON was appointed President, Americas of Zimmer, Inc., our predecessor, effective July 1, 2001. He joined Zimmer, Inc., our predecessor, in 1995 as Senior Vice President, U.S. Sales and Marketing and was given additional responsibility for Canada and Latin America in May 2000. Mr. Peterson has over 25 years of sales, marketing and management experience in the orthopaedics industry, including eight years with Johnson & Johnson Orthopaedics from 1975 to 1983, three previous years from 1984 to 1986 with Zimmer, Inc. and nine years as Distributor Principal and President of Great Lakes Orthopaedics from 1986 to 1995. Mr. Peterson holds a bachelor's degree from Youngstown State University.

    SHERYL L. CONLEY joined Zimmer, Inc., our predecessor, in 1983 and was promoted from General Manager, Zimmer Canada, a position she held from 1998 to 2000, to her current position as Vice President, Global Brand Management and Commercialization in May 2000. Ms. Conley has 17 years of experience in the orthopaedics industry and has held management positions in marketing, operations and clinical research. In 1994, she was selected to lead the initial product development and brand marketing effort for the VerSys-Registered Trademark- hip system and was subsequently promoted to Vice President, Global Marketing for Hips in 1995, a position she held until her appointment as General Manager, Zimmer Canada. Ms. Conley holds a bachelor's degree in Biology and Chemistry and an MBA from Ball State University.

    KENNETH COONCE joined Zimmer, Inc., our predecessor, in 1985 and was promoted to his current position as Vice President, Operations and Logistics in April 2000 from Vice President of Operations Finance, a position he held since 1996. Mr. Coonce has over 16 years of experience in the orthopaedics industry and has held key financial and operational management roles in several Bristol-Myers Squibb divisions, including Vice President of Finance, Hall Surgical and Vice President of Finance, Linvatec. Prior to joining Zimmer, he worked in the aerospace and automotive industries and was Finance Manager for Fairchild Industries. Mr. Coonce holds a bachelor's degree in accounting from Eastern Michigan University and an MBA from St. Francis University.

    ROY D. CROWNINSHIELD joined Zimmer, Inc., our predecessor, in 1983 and currently serves as Senior Vice President and Chief Scientific Officer.
Mr. Crowninshield was first appointed Senior Vice President in 1994 and has served as Senior Vice President for Research and Development, Senior Vice President for Business Development and Chief Scientific Officer for periods of varying duration since that time. Since joining Zimmer, Mr. Crowninshield's responsibilities have included, for periods of varying duration, research and development, business development, quality assurance, regulatory affairs and general management. He has also served as an Associate Professor at the University of Iowa with the orthopaedic surgery and engineering departments from 1983 to 1991. Dr. Crowninshield has over 30 years of experience in orthopaedics research and development, holds numerous orthopaedic design patents and has published over 100 journal articles. He is a member of the American Academy of Orthopaedic Surgeons, the American Orthopaedic Association, the Orthopaedic Research Society and several other medical and engineering research organizations. Dr. Crowninshield holds a bachelor's degree in mechanical engineering, a Masters of Science and Ph.D. in mechanical engineering from the University of Vermont.

    JAMES T. CRINES joined Zimmer, Inc., our predecessor, in 1997 as Director of Finance. On July 1, 2001, he was appointed Vice President, Controller after serving as Vice President, Finance and Information Technology since September 2000. Mr. Crines served Zimmer, Inc. as Director of Finance and Logistics, Japan from May 1999 until September 2000. Mr. Crines served as Associate Director, Accounting at Bristol-Myers Squibb from September 1995 until he joined Zimmer, Inc. Mr. Crines has over 18 years of experience in corporate and operations finance and accounting, including five years as an auditor with Price Waterhouse from 1981 to 1986. He was employed by American Cyanamid from 1986 to 1995 and served in a variety of increasingly important financial roles, culminating in his promotion to Division Controller of their global animal health and nutrition businesses in 1993.

Mr. Crines holds a bachelor's degree in accounting from the University of Scranton and an MBA from Rutgers University and is a Certified Public Accountant.

    JAMES P. SIMPSON joined Zimmer, Inc., our predecessor, in 1999 as Vice President of Quality and Productivity and was assigned additional responsibility for regulation and government affairs in May 2000. Mr. Simpson has over 18 years of experience in the medical supplies industry and is a Certified Quality Engineer. Prior to joining Zimmer, Inc., he held positions in manufacturing, engineering, and quality control with Abbott Laboratories and most recently served as Director of Operations Quality from 1994 to 1999.
Mr. Simpson was instrumental in solving several of Abbott Laboratories largest quality and regulatory-related challenges, including a turnaround of the Chicago small volume parenteral operation from 1990 to 1992. Mr. Simpson holds a bachelor's degree in Pharmacal Science from Purdue University.

    TERRY D. SCHLOTTERBACK first joined Zimmer, Inc., our predecessor, in 1982 and has served in various positions in engineering and new product development. Mr. Schlotterback rejoined Zimmer as Vice President, Development Engineering in October 1996, a position he held until his promotion to Vice President, Global Services in May 2000. Mr. Schlotterback has over 18 years of experience in the orthopaedics industry. In addition to his tenure at Zimmer, Inc., he served as the director of product and business development for Mitek Corporation during its startup phase from 1992 to 1995 and as director of new product development of DePuy from 1995 to 1996 prior to its acquisition by Johnson & Johnson.
Mr. Schlotterback holds a bachelor's degree in mechanical engineering from Purdue University.

    DENNIS J. KLINE joined Zimmer, Inc., our predecessor, as Vice President, Human Resources in September 2000. Mr. Kline has 25 years of experience in human resource management and 20 years in the medical products industry. Prior to joining Zimmer, Inc., he served as Principal and Senior Human Resources Consultant for Herbeck-Kline & Associates from 1996 to 2000, as a Director of Human Resources with Ernst & Young LLP from 1995 to 1996 and as Vice President of Human Resources for Baxter International, formerly American Hospital Supply Corporation, from 1981 to 1995. Mr. Kline holds degrees in public administration and marketing from Ferris State University and a Masters of Administration degree from Central Michigan University.

    PAUL D. SCHOENLE joined Bristol-Myers Squibb, our parent prior to the distribution, in 1984 as patent counsel with responsibility for all intellectual property matters at Zimmer, Inc., our predecessor, and was promoted to Vice President and Senior Counsel of Zimmer, Inc. in 2000. Mr. Schoenle has 27 years of experience in patent law and has served as Senior Patent Counsel for several business units of Bristol-Myers Squibb as well as Senior Patent Counsel for the Bendix Corporation from 1980 to 1984. Mr. Schoenle holds a bachelor's degree in mechanical engineering with honors from Purdue University, a JD from Valparaiso University School of Law and an MBA from Indiana University.

    STEPHEN K. FORDEN was appointed Vice President, Transition and Public Company Activities of Zimmer, Inc., our predecessor, in April 2001, with responsibility for transitioning our company to an independent publicly traded entity. From May 2000 until his promotion, Mr. Forden served as Vice President, U.S. Marketing. He has also served Zimmer, Inc. as Vice President, Global Knee Marketing, from January 2000 until May 2000, and Vice President, Marketing-Japan, from January 1999 until December 1999. From 1992 until joining Zimmer, Inc., Mr. Forden held several positions at Johnson & Johnson Orthopaedics, including Marketing Manager for Japan, from October 1996 until December 1998, and Senior Product Director responsible for U.S. marketing related to a knee system, from January 1995 until October 1996. Mr. Forden held various marketing and sales positions at Smith & Nephew, from 1989 until 1992, and Baxter International, Inc., from 1986 until 1989, in Canada. Mr. Forden holds a bachelor of business administration from Wilfrid Laurier University in Canada.

ANNUAL MEETING

    Our first annual meeting of stockholders after the distribution is expected to be held in June, 2002. This will be an annual meeting of stockholders for the election of directors. The annual meeting will be held at our principal office or at such other place or by electronic means as permitted by the laws of the state of Delaware and on such date as may be fixed from time to time by resolution of our board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    We will be managed under the direction of our board of directors. Our board of directors plans to establish two committees immediately following the distribution: an audit committee and a compensation and management development committee.

    AUDIT COMMITTEE

    The audit committee will be comprised solely of directors who are not our employees. The functions of this committee include:

    - meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

    - meeting with the independent auditors and with internal financial personnel regarding these matters;

    - recommending to our board of directors the appointment of the independent auditors; and

    - reviewing our financing plans and reporting recommendations to our full board for approval and to authorize action.

    Both the independent auditors and the internal financial personnel will regularly meet privately with this committee and have unrestricted access to this committee.

    COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

    Our committee on compensation and management development will be comprised solely of directors who are not our employees. The functions of this committee will include:

    - reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our officers and other managerial employees and the establishment and administration of our employee benefit plans;

    - exercising authority under our employee equity incentive plans; and

    - advising and consulting with our officers regarding managerial personnel and development.

DIRECTOR COMPENSATION

    We currently are reviewing the compensation that we will pay to our non-employee directors following the distribution, but anticipate that our non-employee directors will receive an annual cash retainer similar to that paid to directors of similar companies. We also anticipate that we will provide non-employee directors an additional nominal fee of $1,500 for attending each board meeting, board committee meeting and the Annual Meeting of Stockholders, but will not pay a separate board committee fee if the committee meeting is held on the same day as a board meeting.

    We intend to adopt the 2001 Deferred Compensation Plan for Non-Employee Directors. Under the provisions of this plan, one-half of each non-employee director's retainer will be subject to mandatory deferral in the form of deferred stock units. In addition, at each Annual Meeting of Stockholders, each non-employee director will receive 500 deferred share units of our common stock. Non-employee directors may elect to defer the remainder of their annual retainer. Deferred stock units are immediately vested and payable upon separation from service. Additionally, non-employee directors may elect to convert all or a portion of their annual retainer, other than the portion that is subject to mandatory deferral, into stock options using a ratio of three stock options to one stock unit.

    We also intend to adopt, with the approval of Bristol-Myers Squibb in its capacity as our sole stockholder, the Zimmer Holdings, Inc. Stock Plan for Non-Employee Directors. This plan will provide that non-employee directors may receive options, restricted stock and restricted stock units. Under this plan, non-employee directors elected before the distribution date will receive in three installments during the 90-day period following the distribution date, options to purchase 50,000 shares of our common stock. Non-employee directors elected on or after the distribution date, but before the date of our first Annual Meeting of Stockholders will receive a similar grant in three installments during the 90-day period following their appointment. The price of the option will be the fair market price of our common stock on the date each installment is granted. The option granted to each director will become exercisable on the third anniversary date of the grant of the first installment. The options also will also become fully exercisable upon retirement from the board of directors.

EXECUTIVE COMPENSATION

    The compensation and management development committee will be responsible for administering the compensation program for our executive officers.

    Our executive compensation program will be based upon a pay-for-performance philosophy. Under our program an executive's compensation is based on three components:

    - base salary;

    - an annual incentive or bonus payment; and

    - long-term incentives, which may include cash-based awards, stock-based awards and/or stock options.

    The executive compensation program will be designed to provide value to the executive based on the extent of individual performance, our performance versus budgeted earnings targets and other financial measures, our longer term financial performance and total return to stockholders, including to the extent share price appreciation and reinvested dividends meet, exceed or fall short of expectations. Under this program design, only when expectations are exceeded can incentive payments exceed targeted levels.

    BASE SALARY

    An executive's base salary is determined by an assessment of her/his sustained performance against her/his individual job responsibilities including, where appropriate, the impact of such performance on our business results, current salary in relation to the salary range designated for the job, experience and mastery and potential for advancement.

    ANNUAL INCENTIVES

    Payments under our annual performance incentive plan are tied to our level of achievement of annual operating pretax earnings targets and other financial measures, establishing a direct link between the executive's pay and our financial success. Annual operating pretax earnings targets will be based upon the earnings budget as reviewed by our board of directors. The financial measures that are selected may include total sales revenues and cash flow objectives and will be determined by our board of directors. An individual executive's annual incentive opportunity will be a percentage of her/his salary determined by the executive's job level. Actual annual incentive payments will be determined by applying to each individual's annual incentive opportunity a formula based on operating pretax earnings performance and the achievement of other financial performance objectives. Applying this formula will result in payments at the targeted incentive opportunity level when budgeted earnings and the financial performance objectives are achieved and payments below the targeted level when earnings and financial performance are below the established amounts. The formula provides for payments above the targeted level only when actual earnings and financial performance exceed the set objectives.

    LONG-TERM INCENTIVES

    Our long-term incentives will be primarily in the form of stock option awards. However, restricted stock may also be granted on a select basis to attract, retain and motivate key executives critical to our long-term success. In addition, performance units and performance shares may also be granted in the future to further align executive compensation with our financial success. The objective of these awards is to advance our longer-term interests and those of our stockholders and to complement incentives tied to annual performance. These awards will provide rewards to executives based upon the creation of incremental stockholder value.

    Stock options will only produce value to executives if the price of our stock appreciates, thereby directly linking the interests of executives with those of stockholders. The number of stock options granted will be based on the grade level of an executive's position, the executive's performance in the prior year and the executive's potential for continued sustained contributions to our success. The executive's right to the stock options will vest over a four-year period and each option will be exercisable, but only to the extent it has vested, over a ten-year period following its grant. In order to preserve the linkage between the interests of executives and those of stockholders, the executives will be expected to utilize the shares obtained on the exercise of their stock options, after satisfying the cost of exercise and taxes, to establish a significant level of direct ownership. We will establish share ownership expectations for our executives to meet through the exercise of stock option awards.

    The following table sets forth compensation information for our chief executive officer and our four other executive officers who, based on the salary and bonus compensation received from Bristol-Myers Squibb, were the most highly compensated for the year ended December 31, 2000. All information set forth in this table reflects compensation earned by these individuals for service with Bristol-Myers Squibb for the year ended December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM COMPENSATION
                                                                               ------------------------------------
                                           ANNUAL COMPENSATION                          AWARDS             PAYOUTS
                              ----------------------------------------------   ------------------------   ---------
                                                                   OTHER       RESTRICTED    SECURITIES   LONG-TERM
                                                                   ANNUAL         STOCK      UNDERLYING   INCENTIVE
     NAME AND PRINCIPAL                                         COMPENSATION   AWARD(S)(1)    OPTIONS/     PAYOUTS
          POSITION              YEAR     SALARY($)   BONUS($)       ($)            ($)        SARS (#)       ($)
----------------------------  --------   ---------   --------   ------------   -----------   ----------   ---------
J. Raymond Elliott .........    2000      348,096    213,073        --            --          58,325(3)    100,000(4)
  PRESIDENT
Roy D. Crowninshield .......    2000      263,700    145,817        --            --          35,600(3)     80,000(4)
  SENIOR VICE PRESIDENT,
  CHIEF SCIENTIFIC OFFICER
Bruce E. Peterson ..........    2000      223,149     97,068        --            --          17,400(3)      --
  SENIOR VICE PRESIDENT
  SALES AND MARKETING,
  AMERICAS
Paul D. Schoenle ...........    2000      190,961     63,033        --            --          13,700(3)      --
  VICE PRESIDENT,
  SENIOR COUNSEL
John S. Loveman-Krelle .....    2000      185,423     64,813     139,781(5)       --          19,700(3)      --
  PRESIDENT, ASIA PACIFIC


     NAME AND PRINCIPAL          ALL OTHER
          POSITION            COMPENSATION($)
----------------------------  ---------------
J. Raymond Elliott .........     15,664(2)
  PRESIDENT
Roy D. Crowninshield .......     11,867(2)
  SENIOR VICE PRESIDENT,
  CHIEF SCIENTIFIC OFFICER
Bruce E. Peterson ..........     10,042(2)
  SENIOR VICE PRESIDENT
  SALES AND MARKETING,
  AMERICAS
Paul D. Schoenle ...........      8,594(2)
  VICE PRESIDENT,
  SENIOR COUNSEL
John S. Loveman-Krelle .....     41,023(6)
  PRESIDENT, ASIA PACIFIC

------------------------------
(1) The number and market value of shares of restricted stock held by each of these executives at December 31, 2000, based upon the closing market value stock price of $73.9375 for Bristol Myers Squibb common stock, were:
    Mr. Elliott, 20,000 and $1,478,750 and Mr. Peterson 6,668 and $493,015.
    Regular dividends are paid on these shares.

(2) Consists of matching contributions to the Bristol-Myers Squibb Company Savings and Investment Program and the Benefits Equalization Plan for the Savings and Investment Program as follows: Mr. Elliott, $7,650 and $8,014, respectively; Mr. Crowninshield, $6,585 and $5,281, respectively;
    Mr. Peterson, $6,585 and $3,456, respectively; and Mr. Schoenle, $7,650 and $945, respectively.

(3) Performance-based exercise price thresholds must be attained for portions of the 2000 award to become exercisable.

(4) Represents payouts from long-term performance awards granted in 1998 and earned over the three-year performance period from 1998 through 2000. The payouts were based on total shareholder return ranking versus peer companies of Bristol-Myers Squibb. The awards were paid at 80% of target.

(5) Includes a housing allowance of $87,087 as well as a cost of living adjustment of $34,175, both paid in connection with an overseas assignment, in addition to other annual compensation including perquisites and amounts reimbursed for payment of taxes.

(6) Consists of matching contributions to the Bristol-Myers Squibb Company Savings and Investment Program of $7,650 and payments in connection with a relocation of $33,373.

RETENTION AGREEMENTS

    In February 2001, in anticipation of the distribution, we entered into retention agreements with J. Raymond Elliot, Roy D. Crowninshield, Bruce E. Peterson, Paul D. Schoenle, and John S. Loveman-Krelle. The retention agreements generally provide that executives who remain in our employment through the distribution date will receive a retention bonus paid in the form of our stock options and our restricted shares. The value of these retention bonuses varies based upon each executive's salary level and job responsibilities. Mr. Elliot will receive an award of our stock options with an economic value at the time of grant of $875,000 based on a generally accepted valuation methodology and $300,000 of our restricted stock. Each of the other four executives will receive an award of our options with an economic value at the time of grant of $175,000 based on a generally accepted valuation methodology and $60,000 of our restricted stock. Options awarded as retention bonuses will be granted at market value, will vest in equal annual installments over a period of four years and will only provide value to the recipient executive if the price of our stock appreciates. Restricted stock awarded as retention bonuses will vest in three equal annual installments on the third, fourth and fifth anniversaries of the award. The agreements also provide that outstanding Bristol-Myers Squibb stock options and restricted shares held by the executives will be converted on the distribution date into our stock options and restricted shares of equivalent value. The agreements provide for bonus payments under the Bristol-Myers Squibb incentive plans in which each executive participates, prorated for actual performance through the distribution date. Executives who participate in Bristol-Myers Squibb's long term incentive plans will continue to receive payments under those plans or, in the case of the most recent plan, will receive an award of our stock options equivalent in value to the award under that plan in lieu of continued participation. The agreements also provide that if the executive is involuntarily terminated during the one-year period after the distribution date, the executive will receive a severance payment equal to one year of base salary (the severance payment for Mr. Elliott is equal to two years of base pay).

    In addition to the above, Mr. Elliott's agreement provides that after a change of control of Zimmer, if Mr. Elliott is involuntarily terminated within one-year after the distribution date, he will receive a severance payment equal to three times the sum of his base salary and target annual bonus. If this payment, plus his other applicable income, exceeds 110% of the excise tax limits applicable under the Internal Revenue Code Section 4999, he will receive an additional payment to fully compensate for any additional tax liability. Amounts that exceed the exercise limit by less than 110% will be reduced so that the excise tax limit is not exceeded. On the distribution date, Mr. Elliott will also receive an award of $500,000 in the form of our deferred stock units.

    The incentive payments and benefits described in the retention agreements are contingent upon the distribution date occurring on or before September 30, 2001, the executive's continuous employment through and including the date of the relevant award, the executive's execution of a general release in favor of Bristol-Myers Squibb and a limited release in our favor with respect to our obligations in connection with the distribution, the executive honoring the need for strict confidentiality regarding the distribution, the executive's full support and cooperation in our best interests and the interests of Bristol-Myers Squibb up to and including the date of distribution, and the executive refraining from taking action after the distribution contrary to our best interests and the interests of Bristol-Myers Squibb.

COMPENSATION AGREEMENTS

    The retention agreements executed by J. Raymond Elliot, Roy D. Crowninshield, Bruce E. Peterson, Paul D. Schoenle, and John S. Loveman-Krelle in February 2001 were supplemented by compensation agreements signed by the executives in April and May of 2001. These agreements specify each executive's annual base salary, target bonus and provide for an additional award of our stock options that will be granted within 30 days following the distribution date. All stock options will be granted with an exercise price equal to the fair market value on the date of grant. The economic value of the options at the time of grant will be based on generally accepted valuation methodology and will vest in equal annual installments over a four-year period. The agreements are contingent upon each executive assuming a position as one of our officers.

                    SUMMARY OF COMPENSATION AGREEMENT TERMS

                                                                              ECONOMIC VALUE
                                                                                    OF
                                                        BASE       TARGET      STOCK OPTION
                                                     SALARY ($)   BONUS ($)     AWARD ($)
                                                     ----------   ---------   --------------
J. Raymond Elliot..................................    600,000     600,000       2,100,000
Roy D. Crowninshield...............................    275,000     110,000         410,000
Bruce E. Peterson..................................    300,000     180,000         680,000
Paul D. Schoenle...................................    200,000      70,000         240,000
John S. Loveman-Krelle.............................    250,000     112,500         410,000

    In addition, Mr. Elliott's agreement provides that Bristol-Myers Squibb will guarantee that upon his retirement, Mr. Elliott will receive a retirement benefit with a value that is equivalent to a straight life annuity of $98,508 per year beginning no sooner than age 55. Bristol-Myers Squibb has assumed sole responsibility for this liability.

    Sam R. Leno has been appointed, effective July 16, 2001, to serve as our Senior Vice President and Chief Financial Officer. Mr. Leno's compensation package includes the following: (i) a base salary of $430,000; (ii) a target bonus of $258,000 (60% of base salary); (iii) upon commencement of employment, the immediate issuance of options to purchase 50,000 shares of Bristol-Myers Squibb common stock to be granted at fair market value on the date of grant, which will vest in equal installments over a period of four years from the date of grant and that will be converted to options to purchase our common stock on the distribution; (iv) upon commencement of employment, the immediate issuance of 25,000 shares of Bristol-Myers Squibb restricted stock which will vest one-third on each of the third, fourth and fifth anniversaries of the date of grant and that will be converted to shares of our restricted stock on the distribution; (v) transition payments of $100,000 payable on each of the first, second and third anniversaries of employment; and (vi) an award of stock options to purchase our common stock on the distribution date with an economic value at the time of grant based on generally accepted valuation methodology of $1,000,000 which will be granted at market value and will vest in equal installments over a period of four years from the date of grant. In addition, Mr. Leno will be eligible to receive severance pay equal to two years of base salary in the event that the distribution does not occur and Mr. Leno declines other offers of employment with us or Bristol-Myers Squibb.

GRANTS OF STOCK OPTIONS

    The following table shows all grants of stock appreciation rights and options to acquire shares of Bristol-Myers Squibb common stock granted to the executive officers named in the Summary Compensation Table in the "Executive Compensation" section above for the year ended December 31, 2000 under the Bristol-Myers Squibb Company 1997 Stock Incentive Plan. During the fiscal year ended December 31, 2000, no executive officers were eligible for grants of options under the Bristol-Myers Squibb TeamShare I and TeamShare II stock option plans, which are broad-based stock option plans. Pursuant to the Employee Benefits Agreement and the retention agreements, Bristol-Myers Squibb stock options, shares of restricted stock and stock appreciation rights held by our employees, including these executive officers, will be converted to our stock options, shares of our restricted stock and our stock appreciation rights at the time of the distribution, except in certain foreign jurisdictions where the conversion would result in adverse tax consequences for such employees. None of our executive officers hold stock options, shares of restricted stock or stock appreciation rights subject to conversion in any of these foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to convert.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                         INDIVIDUAL GRANTS                                 GRANT
                                                     --------------------------                            DATE
                                                      % OF TOTAL                                           VALUE
                                       NUMBER OF     OPTIONS/SARS                                       -----------
                                      SECURITIES      GRANTED TO                                           GRANT
                                      UNDERLYING        ZIMMER      EXERCISE OR                            DATE
                                     OPTIONS/SARS    EMPLOYEES IN   BASE PRICE                            PRESENT
NAME                                 GRANTED(#)(1)   FISCAL YEAR     ($/SH)(2)      EXPIRATION DATE     VALUE($)(3)
-----------------------------------  -------------   ------------   -----------   -------------------   -----------
J. Raymond Elliott ................       5,200(4)         0.7%      $64.2500     January 2, 2010        $112,037
  PRESIDENT                              53,125(5)         7.6%      $44.8438     March 6, 2010          $690,333

Roy D. Crowninshield ..............       4,100(4)         0.6%      $64.2500     January 2, 2010        $ 88,337
  SENIOR VICE PRESIDENT, CHIEF           31,500(5)         4.5%      $44.8438     March 6, 2010          $409,327
  SCIENTIFIC OFFICER

Bruce E. Peterson .................       2,400(4)         0.3%      $64.2500     January 2, 2010        $ 51,709
  SENIOR VICE PRESIDENT, SALES AND       15,000(5)         2.1%      $44.8438     March 6, 2010          $194,918
  MARKETING, AMERICAS

Paul D. Schoenle ..................       1,700(4)         0.2%      $64.2500     January 2, 2010        $ 17,529
  VICE PRESIDENT, SENIOR COUNSEL         12,000(5)         1.7%      $44.8438     March 6, 2010          $155,934

John S. Loveman-Krelle ............       1,700(4)         0.2%      $64.2500     January 2, 2010        $ 17,529
  PRESIDENT, ASIA PACIFIC                18,000(5)         2.6%      $44.8438     March 6, 2010          $233,901

------------------------

(1) Individual grants become exercisable in installments of 25 percent per year on each of the first through the fourth anniversaries of the grant date. Grants made in lieu of 2000 annual incentive awards vest one year from the date of grant. At age 60, all outstanding option grants fully vest. As consideration for the option grant, an employee must remain in our employment for one year from the date of grant. No SARs were granted in 2000.

(2) All options were made at 100 percent fair market value as of the date of grant.

(3) In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model was chosen to estimate the grant date present value of the options in Bristol-Myers Squibb common stock set forth in this table. We do not believe that the Black-Scholes model, or any other model, can accurately determine the value of an option. Accordingly, there is no assurance that the value realized by an executive, if any, will be at or near the value estimated by the Black-Scholes model. Future compensation resulting from option grants will be based solely on the performance of our stock price. The Black-Scholes Ratio of 0.3454 was determined using the following assumptions: a volatility of 24.54 percent, an historic average dividend yield of 1.47 percent percent, a risk free interest rate of
    6.25 percent and a 7 year option term.

(4) Represent options granted in lieu of a portion of annual incentive bonuses for 2000. The options became fully vested on January 3, 2001.

(5) One-half of these options become fully exercisable in the ninth and tenth years of the option term. Through the eighth year of the option term, the options are subject to an exercisability provision based on the performance of Bristol-Myers Squibb common stock. If the market value of Bristol-Myers Squibb common stock increases in value 30 percent over the option exercise price, and this value is maintained for 15 consecutive trading days, the options become exercisable provided time vesting requirements have also been satisfied. This 30 percent price threshold has been attained.

EXERCISE OF STOCK OPTIONS

    The following table shows aggregate exercises of options to purchase Bristol-Myers Squibb common stock in the fiscal year ended December 31, 2000 by the executive officers named in the Summary Compensation Table in the "Executive Compensation" section above.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                   AND FISCAL YEAR-END OPTIONS/SAR VALUE (1)

                                                                  NUMBER OF SECURITIES                VALUE OF
                                                                 UNDERLYING UNEXERCISED          UNEXERCISED IN-THE-
                                                                     OPTIONS/SARS AT            MONEY OPTIONS/SARS AT
                                     SHARES                             FY-END(#)               FISCAL YEAR-END($)(2)
                                   ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                               EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------------  -----------   -----------   -----------   -------------   -----------   -------------
J. Raymond Elliott ..............     62,500      1,082,670        6,250        139,575(3)       50,684      2,924,587(3)
  PRESIDENT

Roy D. Crowninshield ............    114,531      5,340,091       49,225         91,575(3)    1,589,078      1,978,674(3)
  SENIOR VICE PRESIDENT, CHIEF
  SCIENTIFIC OFFICER

Bruce E. Peterson ...............         --             --       26,013         51,538(3)      886,577      1,130,107(3)
  SENIOR VICE PRESIDENT, SALES
  AND MARKETING, AMERICAS

Paul D. Schoenle ................         --             --      141,100         42,400(3)    7,475,844        906,406(3)
  VICE PRESIDENT, SENIOR COUNSEL

John S. Loveman-Krelle ..........     13,751        340,414        6,562         51,988(3)      112,669      1,069,427(3)
  PRESIDENT, ASIA PACIFIC

------------------------
(1) All options were granted at 100 percent of fair market value. Optionees may satisfy the exercise price by submitting currently owned shares and/or cash. Income tax withholding obligations may be satisfied by electing to have Bristol-Myers Squibb withhold shares otherwise issuable under the option with a fair market value equal to such obligations.

(2) Calculated based upon the December 31, 2000 fair market value share price of Bristol-Myers Squibb common stock of $74.3125.

(3) For all named executive officers, the value of "Unexercisable" stock options include the year-end value of stock options which have price thresholds for exercisability above the exercise price. The executives may exercise these options and potentially realize the portion of the listed value relating to these stock options once those price thresholds are attained.

    THE FOLLOWING SUMMARIZES THE MATERIAL PROVISIONS OF THE EMPLOYEE BENEFITS PLANS WE INTEND TO ADOPT PRIOR TO THE DISTRIBUTION. THE TERMS OF THESE PLANS, WHICH GENERALLY REPLICATE THE CURRENT BRISTOL-MYERS SQUIBB PLANS IN ALL MATERIAL RESPECTS, HAVE NOT BEEN FINALIZED AND ARE BEING REVIEWED BY US AND BRISTOL-MYERS SQUIBB.

PENSION PLANS

    Most of our U.S. non-union employees, including executive officers, are participants in the Bristol-Myers Squibb Company Retirement Income Plan. Effective as of the time of the distribution, we intend to adopt a retirement income plan, the Zimmer Holdings, Inc. Retirement Income Plan, that will replicate, in all material respects, the benefit formula under the Bristol-Myers Squibb Company Retirement Income Plan, which is a non-contributory pension plan which covers most non-union employees, including the executive officers. We will also adopt a non-contributory supplemental pension plan that will replicate, in all material respects, the benefit formula under Bristol-Myers Squibb's supplemental pension plan. Our retirement income plan and supplemental pension plan will provide all Zimmer participants with credit for their service years with Bristol-Myers Squibb. Our obligations under our plans will be reduced, however, because Bristol-Myers Squibb will provide these employees with all benefits accrued under its corresponding retirement plans prior to the distribution date, which benefits will become fully vested under the Bristol-Myers Squibb plans on the distribution date.

    The following table sets forth the aggregate annual benefit payable upon retirement at normal retirement age for each level of remuneration specified at the listed years of service.

                               PENSION PLAN TABLE

                                                 YEARS OF SERVICE
                            ----------------------------------------------------------
REMUNERATION                   15         20          25           30           35
-------------------------   --------   --------   ----------   ----------   ----------
$ 200,000................   $ 60,000   $ 80,000   $  100,000   $  120,000   $  140,000
$ 500,000................   $150,000   $200,000   $  250,000   $  300,000   $  350,000
$1,000,000...............   $300,000   $400,000   $  500,000   $  600,000   $  700,000
$1,500,000...............   $450,000   $600,000   $  750,000   $  900,000   $1,050,000
$2,000,000...............   $600,000   $800,000   $1,000,000   $1,200,000   $1,400,000

    Pension benefits have been determined by final average annual compensation where annual compensation is the sum of the amounts shown in the columns labeled "Salary" and "Bonus" in the Summary Compensation Table in the "Executive Compensation" section above. Benefits amounts shown are straight-life annuities before the deduction for Social Security benefits. The executive officers named in the Summary Compensation Table have the following years of credited service for benefit accrual purposes under the pension plan:

NAME                                                          YEARS OF SERVICE
------------------------------------------------------------  ----------------
J. Raymond Elliott, President...............................        3.405
Roy D. Crowninshield, Senior Vice President and Chief
  Scientific Officer........................................       18.000
Bruce E. Peterson, Senior Vice President, Sales and
  Marketing, Americas.......................................        8.000
Paul D. Schoenle, Vice President and Senior Counsel.........       16.360
John S. Loveman-Krelle, President, Asia Pacific.............        5.000

    The following is a summary of the expected terms of our retirement income plan and our supplemental pension plan as those plans apply to management employees, including individuals named in the Summary Compensation Table above.

    Participants will be given full credit under our retirement income plan for service and compensation accrued under the Bristol-Myers Squibb Company Retirement Income Plan. Under our retirement income plan, pension benefits will be determined by final average annual compensation where annual compensation is the sum of the amounts shown in the columns labeled "Salary" and "Bonus" in the Summary Compensation Table. The normal retirement benefit will equal two percent of final average pay times year of service (up to a maximum of 40 years) minus 1/70th of estimated primary Social Security benefit at age 65 times years of service (up to a maximum of 40 years). Normal retirement age is
65. Participants will also be able to retire beginning at age 55, if they have at least 10 years of service, and begin to receive benefits at that time. The early retirement benefit will be calculated in the same manner as the normal retirement benefit, except that the accrued benefits will be reduced based on the participant's age at the time of retirement. A participant with ten years of service will be able to receive 100 percent of the benefit at retirement between ages 60 and 65. Benefits payable under our retirement income plan will be offset by the value of benefits payable to the recipient under the Bristol-Myers Squibb Company Retirement Income Plan.

    Federal laws place limitations on compensation amounts that may be included under our retirement income plan. Pension amounts based on our retirement income plan formula which exceed the applicable limitations will be paid under our supplemental pension plan, the Benefit Equalization Plan of the Zimmer Holdings, Inc. Retirement Income Plan. The purpose of this benefit equalization plan is to provide benefits for certain employees participating in our retirement income plan whose funded benefits under that plan are or will be limited by application of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code. Our benefit equalization plan is intended to be an "excess benefit plan", as that term is defined under ERISA with respect to those participants whose benefits under our retirement income plan have been limited by Section 415 of the Internal Revenue Code, and a "top hat" plan meeting the requirements of the appropriate sections of ERISA with respect to those participants whose benefits under our retirement income plan have been limited by Section 401(a)(17) of the Internal Revenue Code. As with our retirement income plan, benefits payable under our benefits equalization plan will be offset by the value of benefits payable to the recipient under the Bristol-Myers Squibb Company Benefits Equalization Plan.

SAVINGS AND INVESTMENT PROGRAM

    Prior to the distribution, many of our U.S. management employees, including executive officers, are participants in the Bristol-Myers Squibb Company Savings and Investment Program. Effective at the time of the distribution, we will adopt a Savings and Investment Program that will replicate, in all material respects, the Bristol-Myers Squibb Company Savings and Investment Program. Our Savings and Investment Program will allow eligible employees to contribute from two percent to 16 percent of compensation on a pre-tax basis, an after-tax basis or a combination of the two. For each dollar that employees contribute through the program, up to six percent of compensation, we will contribute $0.75 in Zimmer stock.

    We will also adopt a Benefits Equalization Plan of the Zimmer Holdings, Inc. Savings and Investment Program. The purpose of this benefits equalization plan is to provide benefits for certain employees participating in our Savings and Investment Program whose contributions under that plan are, or will be, limited by application of ERISA and the Internal Revenue Code. This benefits equalization plan is intended to be an "excess benefit plan", as that term is defined under ERISA with respect to those participants whose benefits under our Savings and Investment Program have been limited by Section 415 of the Internal Revenue Code, and a "top hat" plan meeting the requirements of the appropriate sections of ERISA with respect to those participants whose benefits under our Savings and Investment Program have been limited by Section 401(a)(17) of the Internal Revenue Code.

2001 STOCK INCENTIVE PLAN

    We intend to adopt, subject to the approval of Bristol-Myers Squibb in its capacity as our sole stockholder, the Zimmer Holdings, Inc. 2001 Stock Incentive Plan. The purpose of the 2001 Stock Incentive Plan will be to secure for us and our stockholders the benefits of the incentive inherent in common stock ownership by our officers and key employees, who will be largely responsible for our future growth and continued financial success, and to provide long-term incentives in addition to current compensation to certain of our key executives who will contribute significantly to our long-term performance and growth.

    In connection with the distribution, we intend to grant our executive officers options to purchase our common stock with an economic value at the time of grant of $9,525,000 based on generally accepted valuation methodology. All such options will be granted with an exercise price equal to the fair market value on the date of grant. Additionally, we intend to grant $960,000 of restricted stock to our executive officers in connection with the distribution.

    THE 2001 PLAN ADMINISTRATION

    The 2001 Stock Incentive Plan will be administered by the compensation and management development committee which will be composed entirely of non-employee directors who meet the criteria of "outside director" under Section 162(m) of the Internal Revenue Code and "non-employee director" under Section 16 of the Securities Exchange Act of 1934, as amended. This committee will select the officers and key employees who will receive options or awards, the form of those awards, the number of shares or dollar targets of the options or awards and all terms and conditions of the options or awards. This committee will certify the level of attainment of performance targets. Approximately 100% of key executives and 100% of key managers are expected to be eligible to receive awards under the 2001 Stock Incentive Plan. It is anticipated that approximately 100% of key executives and 50% of key managers will receive awards in any calendar year.

    AWARD FORMS

    Under the 2001 Stock Incentive Plan, the compensation and management development committee may grant incentive stock options, which meet the criteria of Section 422 of the Internal Revenue Code, and nonqualified stock options, which are not intended to qualify as incentive stock options, settled in common stock. The compensation and management development committee may also grant stock appreciation rights, either in tandem with stock options or on a stand alone basis. The compensation and management development committee may also grant restricted stock, performance units and performance shares under the 2001 Stock Incentive Plan.

    MAXIMUM STOCK AWARD LEVELS

    The maximum number of shares available for awards under the 2001 Stock Incentive Plan with respect to each calendar year will be 1.9% of the outstanding shares of our common stock on January 1 of such year, plus shares from the prior year that were: (i) available but not awarded, (ii) subject to options or awards which terminated, expired or were cancelled, forfeited, exchanged or surrendered without being exercised, (iii) tendered to pay the purchase price of options that were exercised, and (iv) retained or surrendered in the prior year to satisfy tax withholding requirements under the plan. For the first calendar year of the plan, the 1.9% limit will be measured on the effective date of the plan. Of these total available shares, no individual may receive options or awards as a maximum amount, in any form allowed under the 2001 Stock Incentive Plan, which in the aggregate exceed 2,000,000 shares of common stock over the 5-year term of the plan. Aggregate shares issued under performance stock awards and restricted stock awards may not exceed 25% of the available shares over the life of the 2001 Stock Incentive Plan. Shares issued in connection with options and awards converted to our stock upon the distribution or an acquisition do not count against these limits.

    STOCK OPTION AWARDS

    Stock options awarded may be either incentive stock options or nonqualified stock options. Options will expire no later than 10 years after the date of grant and may not be exercised prior to one year following the date of grant unless otherwise determined by the compensation and management committee. The exercise price of stock options may not be less than the fair market value on the date of grant except for options and awards converted to our stock in connection with the distribution or an acquisition. The compensation and management development committee may establish other vesting or performance requirements which must be met prior to the exercise of the stock options. Stock options may be granted in tandem with stock appreciation rights.

    The 2001 Stock Incentive Plan provides that options and awards are nontransferable other than by the laws of descent and distribution. However, the compensation and management development committee may, in its discretion, allow for the transferability of stock options or restricted stock to members of the recipient's immediate family. Incentive stock options and stock appreciation rights may not be transferred.

    The 2001 Stock Incentive Plan provides that the compensation and management development committee may establish rules and procedures which would allow optionees to defer delivery of the proceeds from the exercise of stock options or stock appreciation rights. If the proceeds of such exercises are deferred, they will be credited with the investment return on our common stock.

    RESTRICTED STOCK AWARDS

    The compensation and management development committee may also grant shares of restricted stock. These grants will be subject to the continued employment of the participant and may also be subject to performance criteria at the discretion of the compensation and management development committee. If the participant's employment terminates prior to the completion of the specified employment or the attainment of the specified performance goals, the awards will lapse and the shares will be returned to us as determined by the compensation and management development committee. The compensation and management development committee may provide for a pro-rated attainment of the performance criteria or a pro-rated attainment of time-based restrictions. Restricted stock will not vest during a period less than one year following the date of an award unless the compensation and management development committee determines otherwise. During the restriction period, the participant would be entitled to vote the shares and receive dividends. Restricted stock certificates would bear a legend giving notice of the restrictions relating to the grant.

    LONG-TERM PERFORMANCE AWARDS

    The compensation and management development committee may also grant performance units and performance shares, although it has no immediate plans to do so. Section 162(m) requires that performance awards be based upon objective performance measures to be deductible if they and other compensation are in excess of $1 million. The performance criteria applicable to performance awards will include one or more of the following:

- Earnings;                            - Financial return ratios;

- Revenue;                             - Total stockholder return; and

- Operating or net cash flows;         - Market share.

    Performance targets may be set at a specific level or may be expressed as relative to the comparable measures at comparison companies or a defined index. The compensation and management development committee will establish specific targets for participants.

    ADJUSTMENTS

    The number, class and price of stock options and other awards are subject to appropriate adjustment in the event of certain changes in our common stock including stock dividends, recapitalization, mergers, consolidations, split-ups, combinations or exchanges of shares and the like.

BROAD-BASED STOCK OPTION PLAN

    We intend to adopt a global broad-based stock option plan. Under the plan, substantially all employees will be eligible for a stock option award giving them each the opportunity to purchase shares of our common stock. The purpose of the plan is to advance our interests by giving substantially all employees a stake in our future growth in the form of stock options, thereby improving such employees' long-term incentives and aligning their interests with those of our stockholders. Bristol-Myers Squibb Company options held by employees on the distribution date and converted into options to purchase shares of our common stock become exercisable at a rate of 33 percent on each of the third, fourth and fifth anniversaries of grant of the original Bristol-Myers Squibb Company options. Options granted after the distribution date will become exercisable according to a schedule specified at the time of grant. All recipients will possess a stronger link with our stockholders as they benefit from the stock price appreciation resulting from their efforts to grow and strengthen the business. The plan may be amended, modified or suspended by our board of directors at any time; however, no amendment, modification or suspension may alter or impair any option or award previously granted under the plan without the written consent of the optionee.

LONG-TERM DISABILITY PLAN FOR HIGHLY COMPENSATED EMPLOYEES

    We intend to adopt a long-term disability plan for highly compensated employees. The plan will be an unfunded welfare plan which will provide income protection for eligible highly compensated employees in the event that such an employee's disability extends beyond 26 weeks after the employee has received the maximum annual payments under our regular long-term disability plan.

                             OWNERSHIP OF OUR STOCK

    Prior to the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Bristol-Myers Squibb and thus none of our officers, directors or director nominees own any of our common stock. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock, immediately following completion of the distribution, by:

    - each person who is known by us to be the beneficial owner of 5 percent or more of our common stock;

    - each director, each director nominee, our chief executive officer and our four other most highly compensated officers identified in the "--Executive Compensation" section above; and

    - all of our directors, director nominees and executive officers as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of this information statement into shares of Bristol-Myers Squibb common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

    Upon completion of the distribution, we do not expect any person to own more than five percent of our outstanding common stock. To the extent our directors and officers own shares of Bristol-Myers Squibb common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Bristol-Myers Squibb common stock. In addition, following the distribution, any Bristol-Myers Squibb stock-based awards held by these individuals will be converted to our stock-based awards. For additional information on the conversion of these stock-based awards, please see "Arrangements Between Bristol-Myers Squibb and Zimmer--Employee Benefits Agreement" and "Management--Retention Agreements."

    The projections below are based on the number of shares of Bristol-Myers Squibb common stock beneficially owned by each person or entity at June 25, 2001. The share amounts in the table, other than those representing Bristol-Myers Squibb stock-based awards that are to be converted following the distribution, reflect the distribution ratio of a share of our common stock compared to ten shares of Bristol-Myers Squibb held by the listed person or entity. The percentage ownership of our common stock of each listed person or entity immediately following the distribution will be approximately the same as the percentage ownership of such person or entity immediately prior to the distribution and is calculated based on the number of shares of Bristol-Myers Squibb common stock outstanding as of June 25, 2001. No individual director, director nominee or executive officer beneficially owns one percent or more of Bristol-Myers Squibb's outstanding common stock. In addition, our directors, director nominees and executive officers as a group own less than one percent of Bristol-Myers Squibb's outstanding common stock.

    Except as otherwise noted in the footnotes below, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. Upon completion of the distribution, we will have outstanding an aggregate of 193,831,693 shares of our common stock based upon the shares of Bristol-Myers Squibb common stock outstanding on June 25, 2001, excluding treasury stock and assuming no exercise of options.

DIRECTORS' AND EXECUTIVE OFFICERS' AND FIVE PERCENT HOLDERS OWNERSHIP AFTER THE
                                  DISTRIBUTION

                                         OUR             OUR         BRISTOL-MYERS SQUIBB
                                     COMMON STOCK    OTHER COMMON        OPTIONS AND            PERCENTAGE
         NAME AND ADDRESS            BENEFICIALLY       STOCK             RESTRICTED        OF CLASS AFTER THE
       OF BENEFICIAL OWNER*            OWNED(1)     EQUIVALENTS(2)         STOCK(3)           DISTRIBUTION**
-----------------------------------  ------------   --------------   --------------------   ------------------
J. Raymond Elliott.................       1,612(4)          30(5)            63,481(6)                 **
  PRESIDENT
Roy D. Crowninshield...............       5,732(7)         429               83,125(8)                 **
  SENIOR VICE PRESIDENT,
  CHIEF SCIENTIFIC OFFICER
Bruce E. Peterson..................         749(9)          94               50,134(10)                **
  SENIOR VICE PRESIDENT
  SALES AND MARKETING-
  AMERICAS
Paul D. Schoenle...................         646(11)        312              157,500(12)                **
  VICE PRESIDENT AND
  SENIOR COUNSEL
John S. Loveman-Krelle.............         737(13)         51               23,749(14)                **
  PRESIDENT, ASIA PACIFIC
Directors and executive officers as
  group (14 persons)...............      10,689(15)      1,831              543,474(16)                **

------------------------------
* Unless otherwise indicated, the address for each individual listed is c/o Zimmer Holdings, Inc., 345 East Main Street, Warsaw, IN 46580.

** Represents holdings of less than one percent of the outstanding shares of our common stock.

(1) The amounts included in this column represent the shares of our common stock which will be beneficially owned by the listed individuals based on the distribution ratio of one share of common stock to be received for every ten shares of Bristol-Myers Squibb common stock held by such individual. Does not reflect restricted shares of Zimmer common stock to be granted as of the distribution date.

(2) Represents share units in Bristol-Myers Squibb Savings and Investment Program and share units in the Bristol-Myers Squibb Deferred Compensation Program.

(3) Represents options to purchase shares of Bristol-Myers Squibb common stock exercisable within 60 days of June 25, 2001 and outstanding shares of Bristol-Myers Squibb restricted stock that will be converted in amounts and on terms as described in "Arrangements Between Bristol-Myers Squibb and Zimmer--Employee Benefits Agreement" and "Management--Retention Agreements."

(4) Does not reflect restricted shares of Zimmer common stock with a value of $300,000 to be granted as of the distribution date.

(5) Does not include Zimmer deferred share units with a value of $500,000 to be granted as of the distribution date.

(6) Includes 43,481 options to purchase shares of Bristol-Myers Squibb common stock exercisable within 60 days and 20,000 outstanding shares of Bristol-Myers Squibb restricted stock.

(7) Does not reflect restricted shares of Zimmer common stock with a value of $60,000 to be granted as of the distribution date.

(8) Includes 83,125 options to purchase shares of Bristol-Myers Squibb common stock exercisable within 60 days.

(9) Does not reflect restricted shares of Zimmer common stock with a value of $60,000 to be granted as of the distribution date.

(10) Includes 46,800 options to purchase shares of Bristol-Myers Squibb common stock exercisable within 60 days and 3,334 outstanding shares of Bristol-Myers Squibb restricted stock.

(11) Does not reflect restricted shares of Zimmer common stock with a value of $60,000 to be granted as of the distribution date.

(12) Includes 157,500 options to purchase shares of Bristol-Myers Squibb common stock exercisable within 60 days.

(13) Does not reflect restricted shares of Zimmer common stock with a value of $60,000 to be granted as of the distribution date.

(14) Includes 23,749 options to purchase shares of Bristol-Myers Squibb common stock exercisable within 60 days.

(15) Does not reflect restricted shares of Zimmer common stock with a value of $960,000 to be granted as of the distribution date.

(16) Includes 491,140 options to purchase Bristol-Myers Squibb common stock exercisable within 60 days, 27,334 outstanding shares of Bristol-Myers Squibb restricted stock and 25,000 shares of Bristol-Myers Squibb restricted stock to be granted to Mr. Leno upon commencement of employment.

                          DESCRIPTION OF CAPITAL STOCK

    The following information reflects our certificate of incorporation and by-laws as these documents will be in effect at the time of the distribution.

AUTHORIZED CAPITAL STOCK

    Immediately following the distribution, our authorized capital stock will consist of 250 million shares of preferred stock, par value $0.01 per share, and 1 billion shares of common stock, par value $0.01 per share. Immediately following the distribution, approximately 193,831,693 shares of our common stock will be outstanding based upon the shares of Bristol-Myers Squibb outstanding as of June 25, 2001, excluding treasury stock and assuming no exercise of options. No shares of our preferred stock will be outstanding.

COMMON STOCK

    The holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. For a more complete discussion of our dividend policy, please see "Dividend Policy."

    The holders of our common stock will have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

    Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

    - the designation of the series;

    - the number of shares of the series, which number our board may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding;

    - whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

    - the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable;

    - the redemption rights and price or prices, if any, for shares of the series;

    - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

    - the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

    - whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

    - restrictions on the issuance of shares of the same series or of any other class or series;

    - the voting rights, if any, of the holders of the shares of the series; and

    - any other relative rights, preferences and limitations of such series.

    We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20 percent. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

    Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

    SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK

    As of the distribution date, 2 million shares of our Series A participating cumulative preferred stock will be reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A participating cumulative preferred stock, please see "--Rights Agreement."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
  BY-LAWS

    BOARD OF DIRECTORS

    Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies or unfilled newly-created directorships, but shall not be less than three. Our directors, other than those who may be elected by the holders of our preferred stock, will be classified, with

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respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2002, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2003 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2004, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2002 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

    Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least 80 percent of the voting power of all our voting stock then outstanding, voting together as a single class.

    These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

    NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

    Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board and, any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

    ADVANCE NOTICE PROCEDURES

    Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a stockholder who has given timely written notice to our

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secretary of such stockholder's intention to bring such business before such meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

    Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

    In addition, under our stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

    AMENDMENT

    Our certificate of incorporation provides that the affirmative vote of the holders of at least 80 percent of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80 percent of the voting power of the outstanding shares of voting stock, voting together as a single class.

RIGHTS AGREEMENT

    Our board of directors currently expects to adopt a rights agreement, with Mellon Investor Services as rights agent, on or prior to the distribution date. The rights agreement is filed as an exhibit to the registration statement. For information on how to receive the rights agreement, please see "Available Information."

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
    ANTI-TAKEOVER EFFECTS

    The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors because we may redeem the rights as described below and because our board of directors can amend the rights agreement to exempt a transaction approved by our board of directors so as to cause the rights to not become exercisable.

    EXERCISABILITY OF RIGHTS

    Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of Series A participating cumulative preferred stock, par value $0.01 per share, at an initial purchase price to be determined prior to the adoption of the rights agreement subject to the customary antidilution adjustments. For a description of the terms of our Series A participating cumulative preferred stock, see "--Series A Participating Cumulative Preferred Stock."

    The rights will not become exercisable until the earlier of:

    - such time as we learn that a person or group acquired, or obtained the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, or

    - such date, if any, as may be designated by our board of directors following the commencement of, or first public disclosure of an intention to commence, a tender offer or exchange offer for shares of our common stock then outstanding that could result in a person or group acquiring, or obtaining the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding.

    Additionally, at any time a person or a group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, the flip-in or flip-over features of the rights or, at the discretion of our board of directors, the exchange features of the rights, may be exercised by any holder, except for such person or group.

    "FLIP IN" FEATURE

    In the event a person or group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, the holder of each right, except for such person or group, will have the right to receive, upon exercise of the right, that number of one one-thousandths of a share of our Series A participating cumulative preferred stock equal to the number of our shares of common stock which at the time of such transaction would have a market value of twice the exercise price of the right. For example, if we assume that an initial purchase price of $100 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that accquired, or obtained the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, can exercise his or her right by paying us $100 in order to receive from us shares of Series A participating cumulative preferred stock having a value equal to $200.

    "EXCHANGE" FEATURE

    At any time after a person or group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent, but less than 50 percent, of the shares of our common

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stock then outstanding, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for:

    - shares of our Series A participating cumulative preferred stock, shares of our common stock or a combination of cash, stock and debt securities having an aggregate value equal to one half the value of the Series A participating cumulative preferred stock issuable upon exercise of a right, or

    - cash equal to the exercise price of a right.

Use of this exchange feature means that eligible rights holders would not have to pay a purchase price to receive the cash, stock or debt securities we distribute to them.

    "FLIP OVER" FEATURE

    In the event we are acquired in a merger or other business combination transaction or 50 percent or more of our assets or our earning power and our subsidiaries, taken as a whole, are sold or otherwise transferred, each holder of a right, except for a person or group that acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, will have the right to receive, upon exercise of the right, the number of shares of common stock of the acquiring company or its affiliate, if the acquiring company is not publicly traded and has an affiliate that is publicly traded, having a value equal to twice the exercise price of the right.

    REDEMPTION OF RIGHTS

    At any time before the earlier to occur of:

    - the time that a person or group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, or

    - the tenth anniversary of the rights agreement,

our board of directors may redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the rights, as described under "--Exercisability of Rights," will terminate upon the action of our board of directors electing to redeem the rights, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

    AMENDMENT OF RIGHTS

    At any time before a person or group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, our board of directors may, without the approval of any holders of the rights, amend or supplement the terms of the existing rights agreement.

    However, if at any time after a person or group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent, or such lower percentage as may be amended in the existing rights agreement, of the shares of our common stock then outstanding, our board of directors may not adopt amendments to the existing rights agreement that adversely affect the interests of holders of the rights.

    TERMINATION OF RIGHTS

    If not previously exercised, the rights will expire 10 years from the date that the rights agreement commences, unless we earlier redeem or exchange the rights or extend the final expiration date.

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    SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK

    In connection with the creation of the rights, as described above, our board of directors intends to authorize the issuance of shares of preferred stock as Series A Participating Cumulative.

    We intend to design the dividend, liquidation, voting and redemption features of our Series A participating cumulative preferred stock so that the value of one one-thousandth of a share of our Series A participating cumulative preferred stock approximates the value of one share of our common stock. Shares of our Series A participating cumulative preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A participating cumulative preferred stock:

    - will be nonredeemable and junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock;

    - will have a preferential quarterly dividend in an amount equal to the greater of:

       - 1,000 times any dividend declared on each share of common stock, or

       - $0.05 less any amounts paid as a result of dividends on our common stock since the end of the last fiscal quarter;

    - in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to the greater of $1,000 per share and 1,000 times the payment made per share of common stock, in addition to any accrued and unpaid dividends or distributions on the preferred stock;

    - will have 1,000 votes, voting together with the common stock and any other capital stock with general voting rights; and

    - in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

    The rights of our Series A participating cumulative preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

DELAWARE BUSINESS COMBINATION STATUTE

    Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

    - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the

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
      affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

    - any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

    - the affiliates and associates of any such person.

    Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

    Mellon Investor Services LLC will be the transfer agent and registrar for our common stock.

NEW YORK STOCK EXCHANGE LISTING

    We have been authorized to list our common stock on the New York Stock Exchange under the symbol "ZMH."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Some of our directors and executive officers own shares of Bristol-Myers Squibb common stock and vested Bristol-Myers Squibb options or are employees or former employees of Bristol-Myers Squibb. Following the distribution, after giving effect to the conversion of all outstanding:

    - options to purchase Bristol-Myers Squibb common stock held by our executive officers into options to purchase our common stock, and

    - shares of Bristol-Myers Squibb restricted stock held by our executive officers into shares of our restricted stock,

we expect our directors and executive officers to beneficially own approximately 125,206 shares of Bristol-Myers Squibb common stock in aggregate, based on their holdings as of June 25, 2001, which represents less than one percent of the outstanding Bristol-Myers Squibb common stock. Ownership of Bristol-Myers Squibb common stock and Bristol-Myers Squibb options by our directors and officers or the employment by Bristol-Myers Squibb of some of our directors after our separation from Bristol-Myers Squibb could create, or appear to create, potential conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for Bristol-Myers Squibb and us.

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
                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect our common stock's prevailing market price. Upon completion of the distribution, we will have outstanding an aggregate of 193,831,693 shares of our common stock based upon the shares of Bristol-Myers Squibb common stock outstanding as of June 25, 2001, excluding treasury stock and assuming no exercise of outstanding options. All of the shares will be freely tradeable without restriction or further registration under the Securities Act unless the shares are owned by our "affiliates" as that term is defined in Rule 405 under the Securities Act. Shares held by "affiliates" may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our option plans.

RULE 144

    In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - one percent of the number of shares of our common stock then outstanding, which will equal approximately 1,938,317 shares of common stock immediately after the distribution; or

    - the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

EMPLOYEE STOCK OPTIONS

    We will grant shares of our common stock pursuant to our stock plans subject to restrictions. In addition, we will assume and replace options and other awards with respect to shares of Bristol-Myers Squibb common stock held by our employees with options and other awards with respect to our shares, except in certain foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to convert. The number of options and awards we will assume will be determined prior to the distribution date and the number of replacement options and awards we will issue will be determined based on the conversion ratio described under "Arrangements between Bristol-Myers Squibb and Zimmer-- Employee Benefits Agreement." As of June 25, 2001, our employees held stock options covering a total of approximately 4,260,799 shares of Bristol-Myers Squibb common stock and a total of approximately 27,334 shares of Bristol-Myers Squibb restricted stock. See "Arrangements Between Bristol-Myers Squibb and Zimmer--Employee Benefits Agreement" and "Management--Retention Agreements" for information about how these Bristol-Myers Squibb awards will be converted into awards based on our common stock. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our stock plans. Shares issued pursuant to awards after the effective date of such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

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
                                INDEMNIFICATION
                           OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

    Our certificate of incorporation provides that each person who was or is made or is threatened to be made a party to any action or proceeding by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

    We have provided, consistent with the Delaware General Corporation Law, in our certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

    - any breach of the director's duty of loyalty to the corporation or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - payments of unlawful dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

    The Contribution and Distribution Agreement by and among us and Bristol-Myers Squibb will provide for indemnification by us of Bristol-Myers Squibb and its directors officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934.

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                             AVAILABLE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement under the Securities Exchange Act and the rules and regulations promulgated under the Securities Exchange Act with respect to the shares of our common stock and the associated rights being distributed to Bristol-Myers Squibb's stockholders in the distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this information statement as to the contents of any contract, agreement or other document is qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our common stock, we refer you to the registration statement, including its exhibits and the schedules filed as a part of it. You may read and copy the registration statement and its exhibits and schedules at the Securities and Exchange Commission's following locations:

Public Reference Room        New York Regional Office     Chicago Regional Office
Office                       Seven World Trade Center     Citicorp Center
450 Fifth Street, N.W.       Suite 1300                   500 West Madison Street
Washington, D.C. 20549       New York, NY 10048           Chicago, IL 60661-2511

    You may also obtain copies of the registration statement by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 or by telephone at 1-800-SEC-0330. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement is available to the public from commercial document retrieval services and at the Securities and Exchange Commission's World Wide Website located at http://www.sec.gov.

    We intend to furnish the holders of our common stock with annual reports containing financial statements audited by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

    After the distribution, we will be subject to the informational requirements of the Securities Exchange Act and will therefore be required to file reports, proxy statements and other information with the Securities and Exchange Commission. Information that we file with the Securities and Exchange Commission after the date of this information statement will automatically supersede the information in this information statement and any earlier filed incorporated information. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

    No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

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                     INDEX TO COMBINED FINANCIAL STATEMENTS

COMBINED FINANCIAL STATEMENTS:

Report of Independent Accountants...........................     F-2

Combined Statements of Earnings, Comprehensive Income and
  Net Investment for the Years Ended December 31, 2000, 1999
  and 1998..................................................     F-3

Combined Balance Sheets as of December 31, 2000 and 1999....     F-4

Combined Statements of Cash Flows for the Years Ended
  December 31, 2000, 1999 and 1998..........................     F-5

Notes to Combined Financial Statements......................     F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Bristol-Myers Squibb Company:

    In our opinion, the combined financial statements listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of Zimmer at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Zimmer; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
March 19, 2001

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

                        COMBINED STATEMENTS OF EARNINGS,
                    COMPREHENSIVE INCOME AND NET INVESTMENT

                                                                  YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                 2000       1999       1998
                                                               --------   --------   --------
                                                                   (DOLLARS IN MILLIONS)
STATEMENT OF EARNINGS
  NET SALES.................................................    $1,041       $939       $861

  EXPENSES:
    Cost of products sold...................................       291        269        265
    Selling.................................................       207        182        165
    Marketing, promotion and distribution...................       153        143        115
    Research and development................................        52         45         36
    General and administrative..............................        70         69         69
                                                                ------     ------     ------
                                                                   773        708        650
                                                                ------     ------     ------
  EARNINGS BEFORE INCOME TAXES..............................       268        231        211
    Provision for income taxes..............................        92         81         66
                                                                ------     ------     ------
  NET EARNINGS..............................................      $176       $150       $145
                                                                ======     ======     ======

STATEMENT OF COMPREHENSIVE INCOME
  NET EARNINGS..............................................      $176       $150       $145
  OTHER COMPREHENSIVE INCOME:
    Foreign currency translation............................         -         (5)       (13)
                                                                ------     ------     ------
  COMPREHENSIVE INCOME......................................      $176       $145       $132
                                                                ======     ======     ======

STATEMENT OF NET INVESTMENT
  Balance at beginning of year..............................      $384       $372       $369
  Net earnings..............................................       176        150        145
  Net transactions with Bristol-Myers Squibb................      (306)      (138)      (142)
                                                                ------     ------     ------
  Balance at end of year....................................      $254       $384       $372
                                                                ======     ======     ======

    The accompanying notes are an integral part of these combined financial statements.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

                            COMBINED BALANCE SHEETS

                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                     2000           1999
                                                                   --------       --------
                                                                    (DOLLARS IN MILLIONS)
ASSETS
  CURRENT ASSETS:
    Receivables, net........................................         $189           $196
    Inventories.............................................          152            150
    Prepaid expenses........................................           41             40
    Deferred income taxes...................................           37             44
                                                                    -----          -----
      Total Current Assets..................................          419            430

  Property, Plant and Equipment.............................          118            114
  Other Assets..............................................           60             62
                                                                    -----          -----
  TOTAL ASSETS..............................................         $597           $606
                                                                    =====          =====

LIABILITIES AND NET INVESTMENT IN ZIMMER
  CURRENT LIABILITIES:
    Accounts payable........................................          $55            $57
    Accrued expenses........................................          126            109
    Foreign taxes payable...................................           11              8
    Due to Bristol-Myers Squibb.............................          144             41
                                                                    -----          -----
    Total Current Liabilities...............................          336            215

  OTHER COMPREHENSIVE INCOME................................            7              7

  NET INVESTMENT IN ZIMMER..................................          254            384
                                                                    -----          -----
  TOTAL LIABILITIES AND NET INVESTMENT IN ZIMMER............         $597           $606
                                                                    =====          =====

    The accompanying notes are an integral part of these combined financial statements.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                              ------------------------------------
                                                                2000          1999          1998
                                                              --------      --------      --------
                                                                     (DOLLARS IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................    $176          $150          $145
  Depreciation..............................................      23            22            26
  Income taxes..............................................       8             -            14
  Receivables...............................................       8           (14)          (23)
  Inventories...............................................      (2)            2            32
  Accounts payable and accrued expenses.....................      14            24            15
  Other assets and liabilities..............................       5            (4)          (10)
                                                                ----          ----          ----
    Net Cash Provided by Operating Activities...............     232           180           199
                                                                ----          ----          ----
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to fixed and other assets.....................     (29)          (33)          (20)
                                                                ----          ----          ----
  CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in Due to Bristol-Myers              103
      Squibb................................................                    (9)          (37)
    Net transactions with Bristol-Myers Squibb..............    (306)         (138)         (142)
                                                                ----          ----          ----
    Net Cash (Used) in Financing Activities.................    (203)         (147)         (179)
                                                                ----          ----          ----
  INCREASE (DECREASE) IN CASH...............................    $  -          $  -          $  -
                                                                ----          ----          ----

    The accompanying notes are an integral part of these combined financial statements.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

OVERVIEW AND BASIS OF PRESENTATION

    Bristol-Myers Squibb Company ("Bristol-Myers Squibb") has announced a plan to create a separate company for its existing division relating to the design, development, manufacturing and marketing of orthopaedic reconstructive implants, fracture management products and other products used for orthopaedic and general surgery. The division is comprised of Zimmer, Inc., (a wholly-owned subsidiary of Bristol-Myers Squibb) and its wholly-owned subsidiaries, along with certain other Bristol-Myers Squibb-owned Zimmer operations (collectively, "Zimmer").

    Zimmer Holdings, Inc. was incorporated in Delaware as a wholly-owned subsidiary of Bristol-Myers Squibb on January 12, 2001. On this date, 1,000 shares of the common stock of Zimmer Holdings, Inc., par value $0.01 per share, were issued, authorized and outstanding. Bristol-Myers Squibb has announced that it intends to distribute all of the shares of Zimmer Holdings, Inc. in a tax free distribution (the "Distribution"). The Distribution is subject to certain conditions, including receipt of a favorable tax ruling. Prior to the Distribution, Bristol-Myers Squibb expects to transfer to Zimmer Holdings, Inc. the assets and liabilities of Zimmer. Prior to the completion of the Distribution, Zimmer Holdings, Inc. expects to amend its certificate of incorporation to authorize additional shares of common stock. On the date of the Distribution, Bristol-Myers Squibb will distribute all of the shares of Zimmer Holdings, Inc. common stock to Bristol-Myers Squibb's stockholders.

    Zimmer Holdings, Inc. expects to adopt a rights agreement prior to completion of the Distribution. The delivery of a share of Zimmer Holdings, Inc. common stock in connection with the Distribution also will constitute the delivery of a preferred stock purchase right associated with such share. These rights may have anti-takeover effects in that the existence of the rights may deter a potential acquiror from making a takeover proposal or a tender offer.

    The accompanying combined financial statements reflect the combined historical results of operations, financial position and cash flows of Zimmer. All significant intercompany transactions and accounts have been eliminated. Cash and debt are also excluded, except for specified outstanding obligations due to Bristol-Myers Squibb that are expected to be either forgiven or repaid. Cash deposits from Zimmer are transferred to Bristol-Myers Squibb and Bristol-Myers Squibb funds Zimmer's disbursement bank accounts as required. No interest has been charged, except on specified obligations due to Bristol-Myers Squibb, or credited on transactions with Bristol-Myers Squibb. Historical cost basis of assets and liabilities has been reflected in these financial statements. There are no assets or liabilities related to Bristol-Myers Squibb retirement or other postretirement benefit plans included in these combined financial statements. Management believes that the assumptions underlying the combined financial statements are reasonable. However, the financial information in these financial statements does not necessarily include all the expenses that would have been incurred had Zimmer been a separate, stand-alone entity and may not necessarily reflect Zimmer's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had Zimmer been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various units comprising Zimmer, Bristol-Myers Squibb's Net Investment in Zimmer is shown in lieu of stockholders' equity in the combined financial statements.

    The combined financial statements represent Zimmer, Inc., its wholly-owned subsidiaries and certain other Bristol-Myers Squibb-owned Zimmer operations; intercompany accounts, other than specific outstanding obligations due to Bristol-Myers Squibb referred to above, have been combined

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED) with invested capital and reported in the combined financial statements as net investment in Zimmer. An analysis of the Net Investment in Zimmer is summarized below:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2000       1999       1998
                                                        --------   --------   --------
                                                            (DOLLARS IN MILLIONS)
Balance at beginning of year..........................   $ 384      $ 372      $ 369
Net earnings..........................................     176        150        145
Cash from operating activities transferred (to)
  Bristol-Myers Squibb................................    (232)      (180)      (199)
Cash transferred from Bristol-Myers Squibb to fund
  investments in fixed and other assets...............      29         33         20
Cash transferred (to) from Bristol-Myers Squibb to
  finance operations..................................    (103)         9         37
                                                         -----      -----      -----
Balance at end of year................................   $ 254      $ 384      $ 372
                                                         =====      =====      =====

    Included in net earnings and described in Note 8 are expense allocations from Bristol-Myers Squibb for services of $30 million, $29 million and $27 million for the years ended December 31, 2000, 1999, and 1998, respectively. Zimmer does not purchase product from or sell product to Bristol-Myers Squibb. The average annual balances on the net investment account were $375 million, $378 million and $371 million for the years ended December 31, 2000, 1999 and 1998, respectively.

    An analysis of the outstanding obligations due to Bristol-Myers Squibb is summarized below:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       1999       1998
                                                         --------   --------   --------
                                                             (DOLLARS IN MILLIONS)
Balance at beginning of year...........................   $  41       $ 50      $  87
Cash transferred from Bristol-Myers Squibb.............     212         79         67
Cash transferred (to) Bristol-Myers Squibb.............    (100)       (83)      (107)
Interest accrued.......................................       2          2          3
Interest paid..........................................      (2)        (2)        (3)
Effect of exchange rates...............................      (9)        (5)         3
                                                          -----       ----      -----
Balance at end of year.................................   $ 144       $ 41      $  50
                                                          =====       ====      =====

    The average annual balances due to Bristol-Myers Squibb were $42 million, $45 million and $49 million for the years ended December 31, 2000, 1999 and 1998, respectively.

    During 1997, management changed its strategic focus and operating structure by exiting certain businesses, closing manufacturing facilities, reorganizing its U.S. distributor network, centralizing its European operations, streamlining product lines and reducing the size of its organization. Management undertook distributor terminations, employee reductions, discontinuation of product lines and closure of its manufacturing facilities in Swindon, England and New Philadelphia, Ohio. Approximately 650 employees and 40 independent distributors were separated from Zimmer consistent with original plans. As a result, Zimmer recorded pretax charges of $104 million in 1997, with $28 million reflected in cost of products sold, and $76 million in marketing, promotion and distribution; pretax charges of $29 million in 1998, with $2 million included in cost of products sold and $27 million in marketing,

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED) promotion and distribution; and pretax charges of $21 million in 1999, with $6 million in cost of products sold and $15 million in marketing, promotion and distribution. Amounts included in marketing, promotion and distribution are employee severance and distributor termination payments, costs generally connected with the closure of Zimmer and distributor sales offices, and lease termination penalties. Amounts included in cost of products sold are inventory charges related to discontinued product lines.

    During 2000, management committed to consolidate and make other changes in manufacturing of product lines, to terminate a license and distribution agreement and to reduce the size of its organization in areas affected by these changes. Management terminated, or will terminate, approximately 100 employees in manufacturing, distribution and administration and shut down various international operations. As a result Zimmer recorded pretax charges of $17 million related to these actions, with $3 million included in cost of products sold for inventory write-downs and $14 million in marketing, promotion and distribution, $10 million for employee severance and $4 million for costs associated with terminating a distribution agreement. We expect to substantially complete these restructuring activities by mid-2001.

    Remaining liabilities related to these activities, which relate principally to severance, were $5 million and $3 million as of December 31, 2000 and 1999, respectively.

REVENUE RECOGNITION

    Revenue from product sales is recognized upon shipment to customers.

INCOME TAXES

    The provision for income taxes presented herein has been determined on a separate-return basis.

INVENTORIES

    Inventories, net of allowances for obsolete and slow-moving goods, are stated at the lower-of-cost or market with cost determined on the basis of average costing.

PROPERTY, PLANT, AND EQUIPMENT

    Expenditures for additions, renewals, and betterments are capitalized at cost. Depreciation is computed by the straight-line method based on the estimated useful lives of the related assets, ranging from 3 to 40 years. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Maintenance and repair costs are expensed as incurred. Any impairments would be recognized based on an assessment of future operations (including cash flows) to ensure that assets are appropriately valued.

FOREIGN CURRENCY TRANSLATION

    Zimmer uses local currencies as functional currencies. Foreign currency assets and liabilities are remeasured into United States dollars in accordance with SFAS 52, FOREIGN CURRENCY TRANSLATION.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. PROVISION FOR INCOME TAXES

    The components of earnings before income taxes were:

                                                               FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                          ------------------------------
                                                            2000       1999       1998
                                                          --------   --------   --------
                                                              (DOLLARS IN MILLIONS)
U.S.....................................................    $211       $208       $191
Non-U.S.................................................      57         23         20
                                                            ----       ----       ----
                                                            $268       $231       $211
                                                            ====       ====       ====

    The provision for income taxes consisted of:

                                                                  FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                             ------------------------------
                                                               2000       1999       1998
                                                             --------   --------   --------
                                                                 (DOLLARS IN MILLIONS)
Current:
  U.S......................................................    $69        $60        $43
  Non-U.S..................................................     26         16          3
                                                               ---        ---        ---
                                                                95         76         46
                                                               ---        ---        ---
Deferred:
  U.S......................................................      3         13         17
  Non-U.S..................................................     (6)        (8)         3
                                                               ---        ---        ---
                                                                (3)         5         20
                                                               ---        ---        ---
                                                               $92        $81        $66
                                                               ===        ===        ===

    The income tax provision was calculated on a separate return basis while actual tax payments generally were made on a combined return filing basis by Bristol-Myers Squibb. Certain foreign taxes are paid by Zimmer.

    The company's provision for income taxes in 2000, 1999 and 1998 was different from the amount computed by applying the statutory United States Federal income tax rate to earnings before income taxes, as a result of the following:

                                                                   PERCENT OF EARNINGS
                                                                   BEFORE INCOME TAXES
                                                          --------------------------------------
                                                            2000           1999           1998
                                                          --------       --------       --------
U.S. statutory rate................................         35.0%          35.0%          35.0%
Foreign, net of tax credits........................         (1.0)           0.1           (2.5)
Effect of operations in Puerto Rico................         (1.2)          (1.0)          (1.1)
Foreign sales corporation benefit..................         (1.8)          (2.3)          (2.3)
State and local taxes..............................          2.7            3.2            3.1
Other..............................................          0.6            0.1           (0.9)
                                                            ----           ----           ----
                                                            34.3%          35.1%          31.3%
                                                            ====           ====           ====

    Current deferred income taxes at December 31, 2000 and 1999 were $37 million and $44 million, respectively. The deferred income taxes included in other assets, at December 31, 2000 and 1999 were $40 million and $38 million, respectively.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. PROVISION FOR INCOME TAXES (CONTINUED)
    The components of deferred income taxes consisted of:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                2000             1999
                                                              --------         --------
                                                                     (DOLLARS IN
                                                                      MILLIONS)
Inventory...................................................    $26              $29
Depreciation................................................     15               12
Product liability...........................................      8                6
Other.......................................................     28               35
                                                                ---              ---
                                                                $77              $82
                                                                ===              ===

NOTE 3. INVENTORIES

                                                                  DECEMBER 31,
                                                            -------------------------
                                                              2000             1999
                                                            --------         --------
                                                              (DOLLARS IN MILLIONS)
Finished goods............................................    $116             $110
Work in process...........................................       9                8
Raw materials.............................................      27               32
                                                              ----             ----
Inventories, net..........................................    $152             $150
                                                              ====             ====

    Reserves for obsolete and slow-moving inventory at December 31, 2000, 1999 and 1998 were $41 million, $37 million and $35 million, respectively. Provisions charged to expense were $12 million, $5 million and $7 million for the years ended December 31, 2000, 1999 and 1998, respectively. Amounts written off against the reserve were $8 million, $3 million and $8 million for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

                                                                  DECEMBER 31,
                                                            -------------------------
                                                              2000             1999
                                                            --------         --------
                                                              (DOLLARS IN MILLIONS)
Land......................................................    $  8             $  8
Building and equipment....................................     300              297
Construction in progress..................................       7                9
                                                              ----             ----
                                                               315              314
Accumulated depreciation..................................    (197)            (200)
                                                              ----             ----
Property, plant and equipment, net........................    $118             $114
                                                              ====             ====

NOTE 5. ACCRUED EXPENSES

                                                                  DECEMBER 31,
                                                            -------------------------
                                                              2000             1999
                                                            --------         --------
                                                              (DOLLARS IN MILLIONS)
Royalties.................................................    $ 27             $ 22
Commissions...............................................      18               19
Salaries and wages........................................      16               13
Product liability.........................................      21               16
Other.....................................................      44               39
                                                              ----             ----
Total accrued expenses....................................    $126             $109
                                                              ====             ====

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6. STOCK COMPENSATION PLANS

    A substantial majority of the Bristol-Myers Squibb employees who will be Zimmer employees following the Distribution hold stock option awards granted under Bristol-Myers Squibb plans in the years preceding the Distribution. These awards are expected to be converted to awards based on Zimmer common stock at the time of the Distribution, except in certain foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to convert. Any awards converted will be adjusted to maintain both the pre-conversion aggregate intrinsic value of the award and the ratio of the exercise price per share to the market value per share in accordance with FASB Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION. All other provisions will remain in effect.

    Under the Bristol-Myers Squibb 1997 Stock Incentive Plan, officers, directors and key employees may be granted options to purchase Bristol-Myers Squibb common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable in installments of 25% per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Additionally, the plan provides for the granting of stock appreciation rights whereby the grantee may surrender exercisable options and receive common stock and/or cash measured by the excess of the market price of the common stock over the option exercise price. The plan also provides for the granting of performance-based stock options to certain key executives.

    In addition, the Bristol-Myers Squibb 1997 Stock Incentive Plan provides for the granting of shares of common stock to key Bristol-Myers Squibb employees subject to restrictions as to continuous employment except in the case of death or normal retirement. Restrictions generally expire over a 5-year period from the date of grant. Compensation expense is recognized over the restricted period. On December 31, 2000, a total of 30,668 restricted shares were outstanding under the plan to employees who will be part of the Zimmer organization following the Distribution. These restricted shares are expected to be converted to an equal value of Zimmer restricted shares subject to the terms and conditions as existed for the original awards.

    Under the Bristol-Myers Squibb TeamShare Stock Option Plan, all full-time employees, excluding key executives, meeting certain years of service requirements, are granted options to purchase Bristol-Myers Squibb common stock at the market price on the date the options are granted. Individual grants generally become exercisable on or after the third anniversary of the grant date and have a maximum term of 10 years. As of December 31, 2000, a total of 1,463,200 shares were issuable pursuant to options under this plan in awards granted to employees who will be part of the Zimmer organization following the Distribution. These awards are expected to be converted to options based on Zimmer common stock at the time of the Distribution, except in certain foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to convert. Any options converted will be adjusted to maintain the intrinsic value of the option. All other provisions will remain in effect.

    Bristol-Myers Squibb applies Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for stock-based compensation plans other than for restricted stock. If compensation cost attributable to awards granted to employees of Zimmer while at Bristol-Myers Squibb had been determined based upon the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, Zimmer's net income would have been

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6. STOCK COMPENSATION PLANS (CONTINUED) reduced by approximately $8 million, $7 million and $5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

    The fair value of the Bristol-Myers Squibb options granted to employees who will be part of the Zimmer organization following the distribution, during 2000, 1999 and 1998 was estimated at $16.34 per common share, $17.78 per common share and $12.04 per common share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                         2000           1999           1998
                                                       --------       --------       --------
Dividend yield:......................................     1.5%           2.4%           3.1%
Volatility:..........................................    24.5%          21.8%          18.2%
Risk-free interest rate:.............................     6.3%           5.5%           6.3%
Assumed forfeiture rate:.............................     3.0%           3.0%           3.0%
Expected life (years):...............................     7              7              7

    Stock option transactions were:

                                                                 WEIGHTED AVERAGE OF
                                             SHARES OF COMMON     EXERCISE PRICE OF
                                             STOCK UNDER PLANS   SHARES UNDER PLANS
                                             -----------------   -------------------
Balance, December 31, 1997.................      5,591,146              $46.57
Granted....................................      1,535,800               52.37
Exercised..................................     (2,046,376)              16.83
Lapsed.....................................        (92,154)              36.73
                                                ----------
Balance, December 31, 1998.................      4,988,416               43.66
Granted....................................        832,300               66.95
Exercised..................................       (914,534)              19.39
Lapsed.....................................        (76,375)              45.47
                                                ----------
Balance, December 31, 1999.................      4,829,807               37.94
Granted....................................        700,375               47.29
Exercised..................................     (1,003,123)              25.31
Lapsed.....................................       (169,185)              57.99
                                                ----------
Balance, December 31, 2000.................      4,357,874              $42.74
                                                ==========

    The following table summarizes information concerning currently outstanding and exercisable Bristol-Myers Squibb options held by employees who will be part of the Zimmer organization following the Distribution:

                              OUTSTANDING OPTIONS          OPTIONS EXERCISABLE
                        --------------------------------   --------------------
                                    WEIGHTED    WEIGHTED               WEIGHTED
                                     AVERAGE    AVERAGE                AVERAGE
        PRICE           NUMBER OF   REMAINING   EXERCISE   NUMBER OF   EXERCISE
        RANGE            SHARES       LIFE       PRICE      SHARES      PRICE
---------------------   ---------   ---------   --------   ---------   --------
$10 - $20                 885,761     3.38       $15.51      885,761    $15.51
$20 - $30                 370,400     5.38        23.70      370,400     23.70
$30 - $40                 338,726     6.18        33.60      243,276     33.58
$40 - $50                 653,075     8.90        45.05       21,600     40.47
$50 - $60               1,218,162     7.30        52.45      193,487     50.95
$60 & up                  891,750     8.38        66.21      208,768     65.06
                        ---------                          ---------
                        4,357,874                          1,923,292
                        =========                          =========

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6. STOCK COMPENSATION PLANS (CONTINUED)
    Prior to the Distribution, the Zimmer board of directors is expected to adopt, with the approval of Bristol-Myers Squibb as its sole shareholder, the establishment of stock incentive plans providing for future awards to Zimmer employees. Those plans will establish the number of shares that may be covered by awards, as well as the form of awards, along with the terms and conditions applicable to such awards.

NOTE 7. FINANCIAL INSTRUMENTS

    Foreign exchange option contracts and forward contracts, purchased by Bristol-Myers Squibb on behalf of Zimmer, are used to hedge anticipated foreign currency transactions, primarily intercompany inventory transactions expected to occur within the next year.

    The risk of loss associated with the types of foreign exchange option contracts entered into on behalf of Zimmer is limited to premium amounts paid for the option contracts. Gains related to the option contracts, which qualify as hedges of foreign currency anticipated transactions, are recognized in earnings when the hedged transactions are recognized. Gains and losses on foreign exchange forward contracts are recognized in the basis of the underlying transaction being hedged.

    The notional amounts of foreign exchange option contracts entered into on behalf of Zimmer at December 31, 2000 and 1999, were $39 million and $13 million, respectively. The carrying value of these contracts, included in prepaid expenses, was $1 million and $0 at December 31, 2000 and 1999, respectively. Zimmer does not anticipate any material adverse effect on its financial position resulting from its involvement with these instruments, nor does it anticipate non-performance by any of its counterparties.

    Zimmer has exposures to net foreign currency denominated assets and liabilities, which approximated $49 million and $185 million at December 31, 2000 and 1999, respectively, primarily in Europe and Japan. These exposures are managed by Bristol-Myers Squibb within its overall risk management program.

    At December 31, 2000 and 1999, the carrying values of all financial instruments approximated their fair values.

NOTE 8. RELATED PARTY TRANSACTIONS

    Bristol-Myers Squibb provides Zimmer certain services, which include administration of treasury, insurance, payroll, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, corporate aviation and related services, telecommunications, computing services, corporate income tax and selected legal services. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had Zimmer been a separate, stand-alone entity. As such, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of Zimmer in the future or what they would have been had Zimmer been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses are reasonable. The allocation methods include relative sales, headcount, square footage, transaction processing costs and adjusted operating expenses. These services accounted for a

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8. RELATED PARTY TRANSACTIONS (CONTINUED) total expense of $30 million, $29 million and $27 million for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 9. SEGMENT INFORMATION

    Zimmer designs, develops, manufactures and markets orthopaedic reconstructive implants, fracture management products and other products used for orthopaedic and general surgery. Operations are managed by three major geographic areas--the Americas, which is comprised principally of the United States and includes all the other countries in the Western Hemisphere; Asia Pacific, which is comprised primarily of Japan and includes other Asian and Pacific markets; and Europe, which is comprised principally of Europe and includes the Middle East and Africa. This structure is the basis for Zimmer's reportable operating segment information discussed below. Segment performance is evaluated based on sales and segment operating profit, exclusive of operating expenses pertaining to global operations and corporate expenses. Global operations include United States based research, development engineering, brand management and operations and logistics.

    Net Sales, Segment Operating Profit and Year-end Assets by segment are as follows:

                                                                       SEGMENT OPERATING
                                          NET SALES                          PROFIT                    YEAR-END ASSETS
                                ------------------------------   ------------------------------   -------------------------
                                  2000       1999       1998       2000       1999       1998       2000             1999
                                --------   --------   --------   --------   --------   --------   --------         --------
                                    (DOLLARS IN MILLIONS)            (DOLLARS IN MILLIONS)          (DOLLARS IN MILLIONS)
Americas......................     $655      $588       $559       $313       $276       $250       $347             $341
Asia Pacific..................      265       235        189        101         77         78        174              181
Europe........................      121       116        113         19         23         24         76               84
                                 ------      ----       ----                                        ----             ----
Net sales.....................   $1,041      $939       $861
                                 ======      ====       ====
Global operations and
  corporate expenses..........                                     (165)      (145)      (141)
                                                                   ----       ----       ----
Earnings before taxes and
  total assets................                                     $268       $231       $211       $597             $606
                                                                   ====       ====       ====       ====             ====

    Supplemental product information is presented below for revenues from external customers:

                                                           2000       1999       1998
                                                         --------   --------   --------
                                                             (DOLLARS IN MILLIONS)
Reconstructive implants................................     $764      $679       $609
Fracture management....................................      124       113        103
Orthopaedic surgical products..........................      153       147        149
                                                          ------      ----       ----
                                                          $1,041      $939       $861
                                                          ======      ====       ====

    Depreciation expenses were $23 million, $22 million and $26 million and additions to fixed and other assets were $29 million, $33 million and $20 million for the years ended December 31, 2000, 1999 and 1998, respectively, and related principally to the company's U.S. and Puerto Rico facilities.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. RETIREMENT PLANS AND POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

    Substantially all Zimmer employees are covered under various Bristol-Myers Squibb retirement plans. The principal pension plan is the Bristol-Myers Squibb Company Retirement Income Plan. Plan benefits are primarily based on years of credited service and on participant's compensation. Plan assets consist principally of equity and fixed income securities and are held and invested as directed by Bristol-Myers Squibb. The Bristol-Myers Squibb funding policy is to contribute amounts to provide for current service and to fund past service liability. The portion of the Bristol-Myers Squibb contribution in 2000 attributed to the Zimmer participants was $10 million. There were no contributions in 1999 and 1998. Included in the combined statement of earnings are allocations from Bristol-Myers Squibb to Zimmer of net retirement plan expenses of $7 million, $7 million and $6 million for the years ended
December 31, 2000, 1999 and 1998, respectively.

    The principal defined contribution plan is the Bristol-Myers Squibb Company Savings and Investment Program. The company's contribution is based on employee contributions and the level of company match. The portions of the Bristol-Myers Squibb contribution attributed to the Zimmer participants was $3 million in each of the three years ended December 31, 2000, 1999 and 1998.

    Bristol-Myers Squibb provides comprehensive medical and group life benefits to substantially all U.S. retirees who elect to participate in the Bristol-Myers Squibb comprehensive medical and group life plans. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement and the original retiring company. The life insurance plan is non-contributory. Plan assets, which are specifically identified to the obligation for the retired participants, principally consist of equity securities and fixed income securities and are held and invested as directed by Bristol-Myers Squibb.

    Included in the combined statement of earnings are allocations from Bristol-Myers Squibb to Zimmer of the postretirement benefit plan expenses specifically attributable to the Zimmer participants which amounted to $3 million in each of the three years ended December 31, 2000, 1999 and 1998.

NOTE 11. COMMITMENTS AND CONTINGENCIES

    Zimmer is subject to product liability claims arising in the ordinary course of business. Bristol-Myers Squibb manages product liability claims risk on a company-wide basis. Bristol-Myers Squibb has, over the years, utilized a variety of programs in managing this risk, including self-insurance and third-party insurance (principally for catastrophic loss coverage). Zimmer is allocated a portion of the total Bristol-Myers Squibb cost each year for these programs, which is reflected in the combined statement of earnings.

    Zimmer establishes accruals for product liability in conjunction with outside counsel based on current information and historical settlement information for open claims, related fees and for claims incurred but not reported. While it is not possible to predict with certainty the outcome of these cases, it is the opinion of management that they will not have a material adverse effect on Zimmer's results of operations, liquidity, or combined financial position.

    In addition to product liability claims, Zimmer is subject to various other lawsuits and claims arising in the ordinary course of business, none of which are expected to have, upon ultimate resolution, a material adverse effect on Zimmer's combined results of operations, liquidity or financial position.

            INDEX TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS:

Combined Statements of Earnings, Comprehensive Income and
  Net Investment
  for the Three Months Ended March 31, 2001 and 2000........    F-17
Combined Balance Sheets as of March 31, 2001 and
  December 31, 2000.........................................    F-18
Combined Statements of Cash Flows for the Three Months Ended
  March 31, 2001 and 2000...................................    F-19
Notes to Interim Combined Financial Statements..............    F-20

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

           COMBINED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME AND
                                 NET INVESTMENT
                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                2001             2000
                                                              --------         --------
                                                                (DOLLARS IN MILLIONS)
STATEMENT OF EARNINGS
  NET SALES.................................................     $286             $254

  EXPENSES:
    Cost of products sold...................................       82               70
    Selling.................................................       60               52
    Marketing, promotion and distribution...................       44               42
    Research and development................................       18               12
    General and administrative..............................       25               19
                                                               ------           ------
                                                                  229              195
                                                               ------           ------
  EARNINGS BEFORE INCOME TAXES..............................       57               59
    Provision for income taxes..............................       21               20
                                                               ------           ------
  NET EARNINGS..............................................      $36              $39
                                                               ======           ======

STATEMENT OF COMPREHENSIVE INCOME
  NET EARNINGS..............................................      $36              $39
  OTHER COMPREHENSIVE INCOME:
    Foreign currency translation............................       (5)              (3)
    Unrealized foreign currency hedge gains (losses)........        5               --
    Tax effect..............................................       (2)              --
                                                               ------           ------
  Total Other Comprehensive Income..........................       (2)              (3)
                                                               ------           ------
  COMPREHENSIVE INCOME......................................      $34              $36
                                                               ======           ======

STATEMENT OF NET INVESTMENT
  Balance at beginning of year..............................     $254             $384
  Net earnings..............................................       36               39
  Net transactions with Bristol-Myers Squibb................      (83)             (31)
                                                               ------           ------
  Balance at end of quarter.................................     $207             $392
                                                               ======           ======

    The accompanying notes are an integral part of these combined financial statements.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

                            COMBINED BALANCE SHEETS

                                  (UNAUDITED)

                                                              MARCH 31,         DECEMBER 31,
                                                                2001                2000
                                                              ---------         ------------
                                                                  (DOLLARS IN MILLIONS)
ASSETS
  CURRENT ASSETS:
    Receivables, net........................................    $196                $189
    Inventories.............................................     160                 152
    Prepaid expenses........................................      42                  41
    Deferred income taxes...................................      39                  37
                                                                ----                ----
      Total Current Assets..................................     437                 419

  Property, Plant and Equipment.............................     122                 118
  Other Assets..............................................      60                  60
                                                                ----                ----
  TOTAL ASSETS..............................................    $619                $597
                                                                ====                ====

LIABILITIES AND NET INVESTMENT IN ZIMMER
  CURRENT LIABILITIES:
    Accounts payable........................................    $ 63                $ 55
    Accrued expenses........................................     142                 126
    Foreign taxes payable...................................      12                  11
    Due to Bristol-Myers Squibb.............................     190                 144
                                                                ----                ----
      Total Current Liabilities.............................     407                 336

  OTHER COMPREHENSIVE INCOME................................       5                   7

  NET INVESTMENT IN ZIMMER..................................     207                 254
                                                                ----                ----
  TOTAL LIABILITIES AND NET INVESTMENT IN ZIMMER............    $619                $597
                                                                ====                ====

    The accompanying notes are an integral part of these combined financial statements.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

                       COMBINED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                2001             2000
                                                              --------         --------
                                                                (DOLLARS IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................    $ 36             $ 39
  Depreciation..............................................       6                6
  Income taxes..............................................      (1)               4
  Receivables...............................................      (7)              (5)
  Inventories...............................................      (8)              (3)
  Accounts payable and accrued expenses.....................      23                3
  Other assets and liabilities..............................      (2)              (1)
                                                                ----             ----
    Net Cash Provided by Operating Activities...............      47               43
                                                                ----             ----
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to fixed and other assets.....................     (10)              (6)
                                                                ----             ----
  CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in Due to Bristol-Myers               46
      Squibb................................................                       (6)
    Net transactions with Bristol-Myers Squibb..............     (83)             (31)
                                                                ----             ----
    Net Cash (Used) in Financing Activities.................     (37)             (37)
                                                                ----             ----
  INCREASE (DECREASE) IN CASH...............................    $  -             $  -
                                                                ====             ====

    The accompanying notes are an integral part of these combined financial statements.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

    The financial data presented herein is unaudited and should be read in conjunction with the combined financial statements and accompanying notes as of and for the three years ended December 31, 2000, included elsewhere in this filing. In the opinion of management, the financial data presented includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results for interim periods should not be considered indicative of results for the full year.

    Bristol-Myers Squibb Company ("Bristol-Myers Squibb") has announced a plan to create a separate company for its existing division relating to the design, development, manufacturing and marketing of orthopaedic reconstructive implants, fracture management products and other products used for orthopaedic and general surgery. The division is comprised of Zimmer, Inc., (a wholly-owned subsidiary of Bristol-Myers Squibb) and its wholly-owned subsidiaries, along with certain other Bristol-Myers Squibb-owned Zimmer operations (collectively, "Zimmer").

    Zimmer Holdings, Inc. was incorporated in Delaware as a wholly-owned subsidiary of Bristol-Myers Squibb on January 12, 2001. On this date, 1,000 shares of the common stock of Zimmer Holdings, Inc., par value $0.01 per share, were issued, authorized and outstanding. Bristol-Myers Squibb has announced that it intends to distribute all of the shares of Zimmer Holdings, Inc. in a tax free distribution (the "Distribution"). The Distribution is subject to certain conditions, including receipt of a favorable tax ruling. Prior to the Distribution, Bristol-Myers Squibb expects to transfer to Zimmer Holdings, Inc. the assets and liabilities of Zimmer. Prior to the completion of the Distribution, Zimmer Holdings, Inc. expects to amend its certificate of incorporation to authorize additional shares of common stock. On the date of the Distribution, Bristol-Myers Squibb will distribute all of the shares of Zimmer Holdings, Inc. common stock to Bristol-Myers Squibb's stockholders.

    The combined financial statements represent Zimmer, Inc., its wholly-owned subsidiaries and certain other Bristol-Myers Squibb-owned Zimmer operations; intercompany accounts, other than specific outstanding obligations due to Bristol-Myers Squibb, have been combined with invested capital and reported in the combined financial statements as net investment in Zimmer. An analysis of the Net Investment in Zimmer is summarized below:

                                                      MARCH 31,         MARCH 31,
                                                        2001              2000
                                                      ---------         ---------
                                                        (UNAUDITED, DOLLARS IN
                                                               MILLIONS)
Balance at beginning of quarter.....................   $  254            $  384
Net earnings........................................       36                39
Cash from operating activities transferred (to)
  Bristol-Myers Squibb..............................      (47)              (43)
Cash transferred from Bristol-Myers Squibb to fund
  investments in fixed and other assets.............       10                 6
Cash transferred (to) from Bristol-Myers Squibb to
  finance operations................................      (46)                6
                                                       ------            ------
Balance at end of quarter...........................   $  207            $  392
                                                       ======            ======

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION (CONTINUED)
    Included in net earnings are expense allocations from Bristol-Myers Squibb for services of $8 million in each of the quarters ended March 31, 2001 and 2000. Zimmer does not purchase product from or sell product to Bristol-Myers Squibb.

    An analysis of the outstanding obligations due to Bristol-Myers Squibb is summarized below:

                                                      MARCH 31,         MARCH 31,
                                                        2001              2000
                                                      ---------         ---------
                                                        (UNAUDITED, DOLLARS IN
                                                               MILLIONS)
Balance at beginning of quarter.....................    $144               $41
Cash transferred from Bristol-Myers Squibb..........      79                15
Cash transferred (to) Bristol-Myers Squibb..........     (31)              (19)
Interest accrued....................................       1                 1
Interest paid.......................................      (1)               (1)
Effect of exchange rates............................      (2)               (2)
                                                        ----              ----
Balance at end of quarter...........................    $190               $35
                                                        ====              ====

NOTE 2. INVENTORIES

                                                   MARCH 31,          DECEMBER 31,
                                                      2001                2000
                                                   ----------         -------------
                                                   (UNAUDITED, DOLLARS IN MILLIONS)
Finished goods...................................     $122                $116
Work in process..................................       12                   9
Raw materials....................................       26                  27
                                                      ----                ----
  Inventories, net...............................     $160                $152
                                                      ====                ====

NOTE 3. PROPERTY, PLANT AND EQUIPMENT

                                                   MARCH 31,          DECEMBER 31,
                                                      2001                2000
                                                   ----------         -------------
                                                   (UNAUDITED, DOLLARS IN MILLIONS)
Land.............................................    $   8                 $   8
Building and equipment...........................      308                   300
Construction in progress.........................        8                     7
                                                     -----                 -----
                                                       324                   315
Accumulated depreciation.........................     (202)                 (197)
                                                     -----                 -----
  Property, plant and equipment, net.............    $ 122                 $ 118
                                                     =====                 =====

NOTE 4. FINANCIAL INSTRUMENTS

    Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be recognized as either assets or liabilities on the balance sheet and measured at fair value. The adoption of this accounting requirement did not have a material effect

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

NOTE 4. FINANCIAL INSTRUMENTS (CONTINUED) on the Company's consolidated financial statements either at transition or for the three months ended March 31, 2001.

    The Company is exposed to market risk due to changes in currency exchange rates. As a result, the Company utilizes foreign exchange option and forward contracts to offset the effect of exchange rate fluctuations on anticipated foreign currency transactions, primarily intercompany sales expected to occur within the next year. For these derivatives, which qualify as hedges of future cash flows, the effective portion of changes in fair value is temporarily recorded in comprehensive income, then recognized in earnings when the hedged item affects earnings. Any ineffective portion of hedges is reported in earnings as it occurs. The fair value of derivative instruments which is recorded in prepaid expenses at March 31, 2001 was $5 million.

    Substantially all of the $3 million, net of taxes, gain on cash flow hedging deferred in other comprehensive income, is expected to be reclassified to earnings over the next year. The change in time value of options, excluded from the measure of effectiveness, reported in first quarter earnings, was not material.

NOTE 5. SEGMENT INFORMATION

    Zimmer designs, develops, manufactures and markets orthopaedic reconstructive implants, fracture management products and other products used for orthopaedic and general surgery. Operations are managed by three major geographic areas--the Americas, which is comprised principally of the United States and includes all the other countries in the Western Hemisphere; Asia Pacific, which is comprised primarily of Japan and includes other Asian and Pacific markets; and Europe, which is comprised principally of Europe and includes the Middle East and Africa. This structure is the basis for Zimmer's reportable operating segment information discussed below. Segment performance is evaluated based on sales and segment operating profit, exclusive of operating expenses pertaining to global operations and corporate expenses. Global operations include U.S. based research, development engineering, brand management and operations and logistics.

                                     ZIMMER
                  (A DIVISION OF BRISTOL-MYERS SQUIBB COMPANY)

           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

NOTE 5. SEGMENT INFORMATION (CONTINUED)
    Net Sales and Segment Operating Profit by segment are as follows:

                                                                           SEGMENT OPERATING
                                                 NET SALES                      PROFIT
                                        ---------------------------   ---------------------------
                                            THREE MONTHS ENDED            THREE MONTHS ENDED
                                                 MARCH 31,                     MARCH 31,
                                        ---------------------------   ---------------------------
                                          2001               2000       2001               2000
                                        --------           --------   --------           --------
                                          (UNAUDITED, DOLLARS IN        (UNAUDITED, DOLLARS IN
                                                 MILLIONS)                     MILLIONS)
Americas..............................    $193               $162        $94                $80
Asia Pacific..........................      61                 63         25                 25
Europe................................      32                 29          4                  5
                                          ----
Total.................................    $286               $254
                                          ====               ====
Global operations and corporate
  expenses............................                                   (66)               (51)
                                                                        ----               ----
Earnings before taxes.................                                   $57                $59
                                                                        ====               ====

    Supplemental product information is presented below for revenues from external customers:

                                                                 THREE MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Reconstructive implants.....................................    $213       $187
Fracture management.........................................      33         32
Orthopaedic surgical products...............................      40         35
                                                                ----       ----
                                                                $286       $254
                                                                ====       ====

NOTE 6. COMMITMENTS AND CONTINGENCIES

    Zimmer is subject to product liability claims arising in the ordinary course of business. Bristol-Myers Squibb manages product liability claims risk on a company-wide basis. Bristol-Myers Squibb has, over the years, utilized a variety of programs in managing this risk, including self-insurance and third-party insurance (principally for catastrophic loss coverage). Zimmer is allocated a portion of the total Bristol-Myers Squibb cost each year for these programs, which is reflected in the combined statement of earnings.

    Zimmer establishes accruals for product liability in conjunction with outside counsel based on current information and historical settlement information for open claims, related fees and for claims incurred but not reported. While it is not possible to predict with certainty the outcome of these cases, it is the opinion of management that they will not have a material adverse effect on Zimmer's results of operations, liquidity or combined financial position.

    In addition to product liability claims, Zimmer is subject to various other lawsuits and claims arising in the ordinary course of business, none of which are expected to have, upon ultimate resolution, a material adverse effect on Zimmer's combined results of operations, liquidity or financial position.